Exhibit 99.2

2020 Annual Report Algonquin Power & Utilities Corp. Growth Operational Excellence Sustainability

Algonquin Power & Utilities Corp. 2020 annual report III Corporate profile IV Letter to shareholders VI At a glance VII Regulated Services Group VII Renewable Energy Group VIII Financial highlights XI Growth pillar: 1 million customers and growing XIII Operational excellence pillar: Achieving next level operational excellence XIV Sustainability pillar: Leading in sustainability 1 Management Discussion & Analysis 65 Management’s Report 66 Independent Auditor’s Report 71 Consolidated Financial Statements 79 Notes to the Consolidated Financial Statements 141 Algonquin’s leadership 141 Corporate info Forward-looking information This document may contain statements that constitute “forward-looking statements” or “forwardlooking information” within the meaning of applicable securities legislation (collectively, “forward-looking information”). The words “anticipates”, “could”, “expects”, “intends”, “may”, “might”, “plans”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to: expected future growth and results of operations; ongoing and planned acquisitions, projects and initiatives, including expected increases in customer connections from acquisitions; our strategy and goals, including those relating to sustainability; the expected reduction in carbon emissions due to the retirement of the Asbury coal generation plant; expectations and plans with respect to current and planned capital expenditures and capital projects; expected generating capacity and completion dates of renewable energy construction projects; and expectations regarding the completion and anticipated closing of Algonquin’s acquisition of a 51% interest in a Texas wind facility. Readers are advised that all forward-looking information in this document is provided subject to the cautionary statement regarding forward-looking information, which is found in the Management’s Discussion & Analysis section of this Annual Report beginning at page 2. All monetary amounts are in U.S. dollars (US$), except where otherwise noted.

Corporate profile Algonquin Power & Utilities Corp. (“AQN”, “Algonquin” or the “Company”), parent company of Liberty, is a diversified international generation, transmission and distribution utility with approximately $13 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities. AQN owns, operates and/or has net interests in over 3 GW of installed capacity. AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. AlgonquinPowerandUtilities.com TSX/NYSE: AQN Algonquin 2020 annual report III

Kenneth Moore Arun Banskota Chair of the President and Board of Directors Chief Executive Officer IV Algonquin 2020 annual report Letter from the Chair, and President and Chief Executive Officer Dear fellow shareholder, For over 30 years, Algonquin has demonstrated an unwavering commitment to delivering clean energy and water solutions driven by its growth-oriented mindset, safety-first culture and entrepreneurial spirit. While 2020 presented extraordinary challenges to our business and the world at large, we have resolutely continued to serve our customers, communities and investors alike throughout these unprecedented times. In 2020, we advanced approximately 1,600 MW of additional renewables within our construction portfolio, including the completion of over 800 MW of new wind and solar generation. Another achievement was reaching the milestone of over one million customer connections within our utility service footprint. These achievements in 2020 were underpinned by our key pillars of growth, operational excellence and sustainability, which will continue to provide the foundation for our Company’s success in the years ahead.

Navigating the COVID-19 pandemic Safety has always been our top priority. We are proud that our resilient business model and emergency preparedness allowed us to continue providing essential services to our customers and communities in a safe, reliable and efficient manner. Despite the unprecedented challenges posed by COVID-19, we have effectively weathered the pandemic’s impacts to date and are tremendously proud of our dedicated employees for their exemplary response across the communities we serve. Strength in diversity Algonquin has long touted strength in diversity. Whether through diversification of assets, modality, geography or talent, diversity has been a key factor in the Company’s resiliency and success. The theme of diversity continued through 2020 on both the acquisition and organizational fronts. This past year, we completed the acquisitions of two new international utilities – ESSAL located in Chile and Ascendant in Bermuda. The diversification of our assets also helped us navigate the challenges imposed on the organization throughout the COVID-19 pandemic. While our Regulated Services Group faced issues on the earnings front due to consumption changes, our Renewable Energy Group remained relatively unimpacted. Diversity, equity and inclusion are important. We are pleased that Algonquin was recently recognized in the Bloomberg Gender Equality Index for the second year in a row and in the Globe and Mail’s Women Lead Here benchmark. Recently, we welcomed Carol Leaman to our Board of Directors, whose knowledge and experience helps strengthen the skills and diversity of our Board. We are pleased to report that Algonquin’s Board of Directors and Executive Management Team are now comprised of 40 per cent and 38 per cent of female leadership, respectively. Strong financial results Algonquin is pleased to report another solid year of financial results, which, despite the challenges due to the COVID-19 pandemic, saw year-over-year growth in all of our key financial metrics including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Share. As a true testament to the strength of our growth program, asset growth increased more than 20 per cent this year alone, as we recorded over $13 billion in total assets for the year-ended 2020. This growth in earnings and cash flows once again supported a 10 per cent increase in our common share dividend, which has seen over ten consecutive years of double-digit growth. Lastly, as a true nod to the value we continue to deliver to our shareholders, we are pleased that Algonquin once again has been able to deliver sector-leading returns. On the TSX, AQN’s 2020 Total Shareholder Return of 19 per cent outperformed both the S&P/TSX Composite and S&P/TSX Capped Utilities indices, at 6 per cent and 15 per cent, respectively, over the same timeframe. Similarly, on the NYSE, AQN’s 2020 Total Shareholder return of 22 per cent outperformed the S&P 500 and UTY indices at 18 per cent and 3 per cent, respectively, over the same timeframe. Executive succession plan 2020 also saw important changes on the leadership front. This year we bid farewell to our Company founders Ian Robertson, who served as Chief Executive Officer and Director, and Christopher Jarratt, who served as Vice Chair and Director, since the Company’s inception. We also said goodbye to our long-time Chief Financial Officer, David Bronicheski, and welcomed Arthur Kacprzak into the role this past fall. We are pleased with how well the transitions have occurred, and with our new leadership team at the helm, we are focused on launching our largest growth and capital expenditure program in the Company’s history. Acting for the future At our 2020 Analyst and Investor Day, we announced our updated five-year strategic and capital expenditure plan, with approximately $9.4 billion of growth opportunities allocated across the regulated services and renewable energy business groups from 2021 through 2025. Through this plan, we remain focused on strengthening our business through the pursuit of growth, operational excellence, and sustainability. Finally, we wish to extend our sincere thanks to our diverse team of dedicated power and utility employees for their perseverance and professionalism, our Board of Directors for their thoughtful guidance, our customers and communities for trusting us to serve them safely, efficiently and reliably every day, and to our valued shareholders for your ongoing support as we continue to grow the business. Throughout all of the growth and change Algonquin has seen over the years, our purpose remains the same: Sustaining energy and water for life. Yours Sincerely, Kenneth Moore Arun Banskota Chair of the President and Board of Directors Chief Executive Officer  Algonquin 2020 annual report V

At a glance1  $13 billion total assets (over 90% is in the U.S. and Canada) 409,000 water and wastewater customer connections 5,318 miles of water distribution mains $9.8 billion market cap (NYSE) 8,773 miles of gas distribution lines 912,094 solar panels 306,000 electric customer connections 14,310 miles of electricity distribution lines 371,000 natural gas customer connections 966 wind turbines 55 hydroelectric generators  912,094 solar panels Founded in 1988 3,400+ Employees  Headquartered in Oakville, Ontario  1 Data in this report is provided as of December 31, 2020 unless otherwise stated. VI Algonquin 2020 annual report

Regulated Services Group The Regulated Services Group operates a diversified portfolio of regulated electric, natural gas, water, and wastewater collection utility systems and transmission operations, which collectively serve the needs of approximately 1,086,000 customer connections throughout the United States, Canada, Chile and Bermuda. The Regulated Services Group seeks to provide safe, high-quality and reliable services to its customers, and to deliver stable and predictable earnings to AQN. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems. 1,086,000 customer connections 125,000 additional anticipated connections1 16 jurisdictions $8.5 billion regulated utility assets Renewable Energy Group The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable and clean power generation facilities primarily located across Canada and the United States. Its directly owned and operated diversified fleet of hydroelectric, wind, solar and thermal facilities have a combined gross generating capacity of approximately 2.1 GW. Approximately 82 per cent of the electrical output is sold pursuant to long-term contractual agreements which have a productionweighted average remaining contract life of approximately 13 years. In addition to its directly owned and operated assets, the Renewable Energy Group has investments in generating assets with approximately 1.1 GW of net generating capacity, including AQN’s 44.2 per cent interest in Atlantica Sustainable Infrastructure plc. 39 renewable and clean energy facilities 2.1 GW gross installed capacity 1.1 GW net generating capacity investments2 $4.6 billion non-regulated power assets2 1. Pending expected closing of the acquisition of New York American Water Company. 2. Includes a proportionate amount based on AQN’s 44.2 per cent equity interest in Atlantica Sustainable Infrastructure plc’s wind and solar assets. Algonquin 2020 annual report VII

Financial Highlights (in USD millions except per share information) 2020 2019 2018 Revenue Renewable Energy Group 270.4 256.5 247.2 Regulated Services Group 1,405.1 1,368.4 1,401.2 Corporate 1.5 1.5 -- Total revenue 1,677.1 1,626.4 1,648.5 Adjusted EBITDA1 869.5 838.6 804.4 Earnings, funds from operations and dividends Adjusted Funds from Operations1 600.2 566.2 554.1 Adjusted Net Earnings1 365.8 321.3 312.2 Per share1 0.64 0.63 0.66 Dividends to shareholders 344.4 277.8 235.4 Per share 0.61 0.55 0.50 Balance sheet data Total assets 13,223.9 10,920.8 9,398.6 Long term debt (includes current portion) 4,538.80 3,932.2 3,337.3 Number of shares outstanding as of Dec. 31 597,142,219 524,233,323 488,851,433 Utility connections 1,086,000 804,000 768,000 1. The terms “Adjusted EBITDA”, “Adjusted Net Earnings”, and “Adjusted Funds from Operations” (together, the “Financial Measures”) are used throughout this Annual Report. The Financial Measures are not recognized measures under United States generally accepted accounting principles. There is no standardized measure of the Financial Measures. Consequently, AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A further discussion, and a calculation and reconciliation, of these Financial Measures can be found in the Management Discussion & Analysis section of this Annual Report. Financial Highlights VIII Algonquin 2020 annual report

Steadily enhancing our financial position

Total assets
(in millions)

$9,398.6
$10,920.8
$13,223.9
2018
2019
2020

Further growth in the common share dividend
$0.61
↑ 10%

Adjusted EBITDA[1]
$870 million
↑ 4%

Adjusted net earnings[1]
$312 million
↑ 3%

Adjusted net earnings per share[1]
$0.64
↑ 2%

Compelling total shareholder return

Source: FactSet

Algonquin 2020 annual report IX

Steadily enhancing our financial position Total assets (in millions) Outpacing the S&P/TSX Composite Index by more than 50% over five years Steadily enhancing our financial position Compelling total shareholder return Source: FactSet 1. See footnote 1 on page VIII on non-GAAP financial measures. Algonquin Share Price (TSX) (Dec. 31, 2020 – $241.45) S&P/TSX Composite Index (Dec. 31, 2020 – $156.17) S&P/TSX Capped Utilities Index (Dec. 31, 2020 – $190.34 Jan. 1, 2016 Dec. 31, 2016 Dec. 31, 2017 Dec. 31, 2018 Dec. 31, 2019 Dec. 31, 2020 Algonquin 2020 annual report IX

X Algonquin 2020 annual report

Growth pillar 1 million customer connections and growing Algonquin has a proven track record of disciplined growth through strategic acquisitions that are accretive to shareholder value - 2020 was no exception. In October we completed the acquisition of Empresa de Sanitarios de Los Lagos S.A. (“ESSAL”), a vertically-integrated, regional water and wastewater provider with approximately 239,000 customer connections in southern Chile, now indirectly owning approximately 64 per cent of the outstanding shares of ESSAL. Shortly thereafter, we completed the acquisition of Ascendant Group Limited, which, through its major subsidiary, Bermuda Electric Light Company Limited, is the sole electric utility in Bermuda, providing regulated electrical generation, transmission and distribution services to approximately 36,000 customer connections. With the completion of these two acquisitions, our Regulated Services Group expanded and diversified its geographical footprint into new, high-quality jurisdictions, and achieved its highly-anticipated milestone of reliably, efficiently, and safely serving more than one million customer connections. 2020 also saw AQN’s largest construction program in the Company’s history. With approximately 1,600 MW of renewable energy projects under construction over the course of 2020, Algonquin expects to approximately double its renewables portfolio once completed. Our Great Bay II Solar, Sugar Creek Wind and North Fork Ridge Wind facilities achieved full commercial operations in 2020, with several other projects expected to come online in the first half of 2021. In addition to our significant construction program, the Company announced several exciting new agreements with Commercial and Industrial (“C&I”) customers to green their fleets and help them achieve their clean energy goals, including a framework agreement with Chevron for the potential development of over 500 MW of renewable energy facilities. AQN has successfully partnered with other developers for early-stage projects, leveraging our expertise in financing, development and construction. Facilities either announced or that reached partial commercial operations in 2020 with C&I energy off-takers include Maverick Creek Wind, Altavista Solar1 and Carvers Creek Solar. Finally, 2020 saw growth in renewable energy investment for AQN. In November, the Renewable Energy Group entered into an agreement to acquire a 51 per cent interest in a portfolio of four wind facilities located in the coastal region of south Texas with an expected aggregate capacity of 861 MW. Three of the four facilities, representing 621 MW, have already achieved commercial operations and the acquisitions of those facilities have closed. The fourth facility is expected to come online in the first half of 2021, and the acquisition is expected to close thereafter Customer connections Growth 2017 2018 2019 2020 1. Power Purchase Agreement with Facebook

XII Algonquin 2020 annual report

Operational excellence pillar Achieving next level operational excellence At Algonquin, our vision of operational excellence is focused on safety, security and reliability. With the COVID-19 pandemic at the forefront, 2020 was unlike any year in our Company’s history. Despite the year’s unprecedented challenges, AQN has and continues to demonstrate ongoing resiliency, with the uninterrupted delivery of essential services while keeping the health, safety and well-being of our employees, customers and communities a top priority. Throughout the pandemic, to help offset the financial impact that decreased customer demand had on AQN’s 2020 earnings, we implemented effective cost containment strategies without affecting customer safety and reliability of service. We also have an exceptional track record of smooth and seamless integration of our utility acquisitions. 2020 marked the first full year of contribution from New Brunswick Gas and St. Lawrence Gas to the Regulated Services Group’s portfolio, and both utilities were successfully integrated into AQN’s operations over the course of the year. Algonquin 2020 annual report XIII

Sustainability pillar Leading in sustainability Algonquin is part of leading the transition to a low-carbon economy through our pursuit of global decarbonization initiatives and partnership opportunities. 2020 marked an important role in our sustainability efforts, with the decommissioning of the Company’s 200 MW Asbury coal-fired generation plant, which is expected to reduce annual CO2 emissions by 905,000 metric tons. To replace the facility’s generation capacity, we have undertaken the build-out of new generation assets in the U.S. Midwest totaling 600 MW, of which 150 MW have already achieved commercial operation and the remaining 450 MW are expected to be completed in the first half of 2021. We also enhanced our environmental, social, and governance (“ESG”) disclosures this year, with a 2020 Sustainability Report that provides further transparency and a higher level of detail around priority ESG issues for our stakeholders. Additionally, the Company released its first-ever climate change assessment report in response to guidelines established by the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures (TCFD). Finally, we continue to be recognized for our ESG-related efforts and achievements. In early 2020, we were ranked among the top 10 most sustainable companies in the world by Corporate Knights. More recently, we were recognized in the Bloomberg Gender Equality Index and as a 10+ year legacy responder for CDP. All of these achievements |and more underpin Algonquin’s commitment to: Sustaining energy and water for life. XIV Algonquin 2020 annual report

Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. (“AQN” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and twelve months ended December 31, 2020.  This Management Discussion & Analysis (“MD&A”) should be read in conjunction with AQN’s annual consolidated financial statements for the years ended December 31, 2020 and 2019.  This material is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and on the AQN website at www.AlgonquinPowerandUtilities.com.  Additional information about AQN, including the most recent Annual Information Form (“AIF”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
Unless otherwise indicated, financial information provided for the years ended December 31, 2020 and 2019 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted.  We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount.
This MD&A is based on information available to management as of March 4, 2021.

Management Discussion & Analysis – Algonquin 2020 annual report 1

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Caution Concerning Forward-Looking Statements, Forward-Looking Information and Non-GAAP Measures
Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”).  The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.  Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth, earnings (including Adjusted Net Earnings per share) and results of operations; liquidity, capital resources and operational requirements; rate reviews, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the impact of the 2019 novel coronavirus (“COVID-19”) on the Company’s business, operations, financial condition, cash flows and results of operations; expectations regarding the use of proceeds from financings; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results, ownership structures, power purchase arrangements, regulatory matters, in-service dates and completion dates; the estimated impact of the Midwest Extreme Weather Event (as defined herein) on the Company, its operations, its facilities and its financial results, the Company's response to the Midwest Extreme Weather Event, the expected future recovery from customers of substantially all incremental commodity costs incurred with the Midwest Extreme Weather Event, and the expectation that the Company will have sufficient liquidity to fund such costs in the interim; the expected reduction in carbon emissions due to the retirement of the Asbury coal generation plant; expectations regarding the anticipated closing of AQN's acquisitions of New York American Water (as defined herein) and a 51% interest in the West Raymond Wind Facility; expectations regarding the Company's corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding the Company's development pipeline; expectations regarding regulatory hearings, motions, filings and approvals; expectations regarding the resumption of normal collection procedures; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expected future generation of the Company’s energy facilities; expected future tax credits, including PTCs and ITCs (each as defined herein); expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding generation availability, capacity and production; expectations regarding the sale of renewable energy credits; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; expectations regarding the ability to access the capital market on reasonable terms; strategy and goals; expectations regarding the impacts of a failed restructuring by the subsidiary of Abengoa that holds the interest in AAGES; expectations regarding the timing for completion of, and apportionment of liability for, the blade remediation work at the Sugar Creek and Maverick Creek Wind Facilities; expectations regarding expense reductions; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the maturity and redemption of AQN's outstanding subordinated notes; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in AQN’s target markets; the future impact on the Company of actual or proposed laws, regulations and rules; accounting estimates; interest rates; currency exchange rates; and commodity prices.  All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability due to natural disasters, diseases or other force majeure events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance

2 Algonquin 2020 annual report - Management Discussion & Analysis

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of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; and favourable labour relations.  Given the continued uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to periods prior to the onset of COVID-19.  For a discussion of the COVID-19 pandemic and its impact on the Company, see COVID-19.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information.  Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; changes in laws and regulations; compliance with foreign laws or regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures, including Atlantica (as defined herein) or the Corporation’s joint venture with Abengoa S.A ("Abengoa"), Abengoa-Algonquin Global Energy Solutions ("AAGES"), acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Corporation’s common shares and the Corporation's other securities; and the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses.  Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Some of these and other factors are discussed in more detail under the heading Enterprise Risk Management in this MD&A and under the heading Enterprise Risk Factors in the Corporation's most recent AIF.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for other purposes.  Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information.  Accordingly, readers should not place undue reliance on forward-looking information.  While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law.  All forward-looking information contained herein is qualified by these cautionary statements.

Management Discussion & Analysis – Algonquin 2020 annual report 3

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Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are used throughout this MD&A.  The terms “Adjusted Net Earnings”, “Adjusted Funds from Operations”, "Adjusted EBITDA", "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are not recognized measures under U.S. GAAP.  There is no standardized measure of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit"; consequently, AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.  A calculation and analysis of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit", including a reconciliation to the U.S. GAAP equivalent, where applicable, can be found throughout this MD&A.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations.  AQN uses these calculations to monitor the amount of cash generated by AQN.  AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform (as defined herein), costs related to condemnation proceedings, financial impacts on the Company's Senate Wind Facility (Texas) associated with the market disruption related to the Midwest Extreme Weather Event, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items.  AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company.  AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance.  Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance.  AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, financial impacts on the Company's Senate Wind Facility (Texas) associated with the market disruption related to the Midwest Extreme Weather Event, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN.  The Non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act ("U.S. Tax Reform") is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of AQN.  AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses.  Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance.  AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN.  AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses.  Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

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Net Energy Sales
Net Energy Sales is a non-GAAP measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue.  AQN uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers.  AQN believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of its businesses.  It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Net Utility Sales
Net Utility Sales is a non-GAAP measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers.  AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers.  AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of its utility businesses.  It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP measure.  AQN uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations, non-service pension and post-employment costs, and other typically non-recurring items.  AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units.  Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities.  AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s divisional operating performance.  Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's most recent AIF.
Overview and Business Strategy
AQN is incorporated under the Canada Business Corporations Act.  AQN owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets which are expected to deliver predictable earnings and cash flows.  AQN seeks to maximize total shareholder value through real per share growth in earnings and cash flows to support a growing dividend and share price appreciation.  AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.
AQN’s current quarterly dividend to shareholders is $0.1551 per common share or $0.6204 per common share per annum.  Based on the Bank of Canada exchange rate on March 3, 2021, the quarterly dividend is equivalent to C$0.1959 per common share or C$0.7836 per common share per annum.  AQN believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within AQN to fund growth opportunities.  Changes in the level of dividends paid by AQN are at the discretion of the AQN Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of AQN's financial performance and growth prospects.
AQN's operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States, Canada, Chile and Bermuda and the Renewable Energy Group, which primarily owns and operates a diversified portfolio of renewable generation assets.
AQN pursues investment opportunities with an objective of maintaining the current business mix between its Regulated Services Group and Renewable Energy Group and with leverage consistent with its current credit ratings1.  The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.

1 See Treasury Risk Management -Downgrade in the Company's Credit Rating Risk

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The Company also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects.  See additional discussion in Corporate Development Activities.
Summary Organizational Structure
The following represents a summarized organizational chart for AQN.  A more detailed description of AQN's organizational structure can be found in the most recent AIF.

Regulated Services Group
The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States, Canada, Chile and Bermuda serving approximately 1,086,000 customer connections (using an average of 2.5 customers per household, this translates into approximately 2,715,000 customers).  The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN.  In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas, as well as in Bermuda, which together serve approximately 306,000 electric customer connections.  The group also owns and operates generating assets with a gross capacity of approximately 1.6 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, Missouri, and New York, and in the Canadian Province of New Brunswick, which together serve approximately 371,000 natural gas customer connections.
The Regulated Services Group's regulated water distribution and wastewater collection utility systems are located in the  U.S. States of Arizona, Arkansas, California, Illinois, Missouri, and Texas as well as in Chile which together serve approximately 409,000 customer connections.
Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada.  The Renewable Energy Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
The Renewable Energy Group directly owns and operates hydroelectric, wind, solar, and thermal facilities with a combined gross generating capacity of approximately 2.1 GW.  Approximately 82% of the electrical output is sold pursuant to long term contractual arrangements which as of December 31, 2020 had a production-weighted average remaining contract life of approximately 13 years.

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In addition to directly owned and operated assets, the Renewable Energy Group has investments in generating assets with approximately 1.1 GW of net generating capacity which includes the Company's 44.2% interest in Atlantica Sustainable Infrastructure PLC ("Atlantica").  Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution (CAFD) weighted average remaining contract life of approximately 17 years as of December 31, 2020.
Significant Updates
Operating Results
AQN operating results relative to the same period last year are as follows:
(all dollar amounts in $ millions except per share information)	Three Months Ended December 31			Twelve Months Ended December 31
	2020	2019	Change	2020	2019	Change
Net earnings attributable to shareholders	$504.2	$172.1	193%	$782.5	$530.9	47%
Adjusted Net Earnings[1]	$127.0	$103.6	23%	$365.8	$321.3	14%
Adjusted EBITDA[1]	$253.1	$230.4	10%	$869.5	$838.6	4%
Net earnings per common share	$0.84	$0.34	147%	$1.38	$1.05	31%
Adjusted Net Earnings per common share[1]	$0.21	$0.20	5%	$0.64	$0.63	2%

1	See Non-GAAP Financial Measures.
Declaration of 2021 First Quarter Dividend of $0.1551 (C$0.1959) per Common Share
AQN currently targets annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow.  In setting the appropriate dividend level, the Board of AQN considers the Company’s current and expected growth in earnings per share as well as a dividend payout ratio as a percentage of earnings per share and cash flow per share.
On March 4, 2021, AQN announced that the Board declared a first quarter 2021 dividend of $0.1551 per common share payable on April 15, 2021 to shareholders of record on March 31, 2021.
Based on the Bank of Canada exchange rate on March 3, 2021, the Canadian dollar equivalent for the first quarter 2021 dividend is C$0.1959 per common share.
The previous four quarter U.S and Canadian dollar equivalent dividends per common share have been as follows:
	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Total
U.S. dollar dividend	$0.1551	$0.1551	$0.1551	$0.1551	$0.6204
Canadian dollar equivalent	$0.2191	$0.2056	$0.2019	$0.1959	$0.8225
AQN Surpasses the One Million Customer Connections Milestone
Acquisition of a Water and Wastewater Utility in Chile
On September 11, 2020, AQN entered into an agreement to acquire from Aguas Andinas S.A. its 53.5% direct and indirect participation in the water utility company Empresa de Servicios Sanitarios de Los Lagos S.A. ("ESSAL") for approximately $92.3 million.  In compliance with local regulations, a tender offer process was launched for the remaining shares of ESSAL.  The tender offer was completed on October 14, 2020 and the settlement of the tendered shares occurred on October 19, 2020, resulting in AQN acquiring, in total approximately 94% of the outstanding shares of ESSAL for an aggregate purchase price of approximately $162.1 million.  Subsequently, on December 21, 2020, AQN entered into a share purchase agreement under which Toesca Infraestructura II Fondo de Inversión agreed to purchase an approximately 31.9% interest in Eco Acquisitionco SpA (the holding company through which AQN's interests in ESSAL are held) for a purchase price of approximately $51.8 million, which closed on January 4, 2021.  As a result, AQN now indirectly owns approximately 64% of the outstanding shares of ESSAL.
ESSAL is a vertically integrated, regional water and wastewater provider with approximately 239,000 customer connections in Southern Chile.  The acquisition is consistent with AQN's pillars of growth and sustainability and is expected to provide AQN with the opportunity to capitalize on its core competency of responsible utility ownership.
Acquisition of Ascendant
On November 9, 2020, AQN announced that it successfully completed its acquisition of Ascendant Group Limited ("Ascendant").  Ascendant's major subsidiary, Bermuda Electric Company ("BELCO"), is the sole electric utility in Bermuda,

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providing regulated electrical generation, transmission and distribution services to approximately 36,000 customer connections.

With the closing of the ESSAL and Ascendant acquisitions, the Regulated Services Group has expanded its footprint and now serves more than one million customer connections across the United States, Canada, Chile and Bermuda.
Completion of Renewable Construction Projects
Completion of Great Bay II Solar Project
On August 13, 2020, the Renewable Energy Group's 43 MW Great Bay II Solar Facility, located in southern Maryland, achieved full commercial operations (“COD”).  The Great Bay II Solar Facility is the Renewable Energy Group’s fifth solar generating facility and is expected to generate approximately 72.9 GW-hrs of energy per year with the majority of output being sold through a long-term financial hedge.
Completion of the Sugar Creek Wind Project
On November 9, 2020, the Renewable Energy Group's 202 MW Sugar Creek Wind Facility, located in Logan County, Illinois, achieved COD.  The Sugar Creek Wind Facility is the Renewable Energy Group's 13th wind powered electric generating facility and is expected to generate approximately 708.2 GW-hrs of energy per year with the majority of output being sold through a long-term financial hedge.  Renewable Energy Credits ("REC") from the facility will be sold under long-term contracts to utilities in the State.  In early 2021, the Renewable Energy Group exercised its option and purchased the remaining 50% interest in the project that it did not previously own.
Completion of the North Fork Ridge Wind Project
On December 31, 2020, the Regulated Service Group's approximately 150 MW North Fork Ridge Wind Facility in Missouri, part of the Mid-West Wind Development Project, achieved COD. Empire District Electric Company ("Empire") closed the acquisition of the North Fork Ridge Wind Facility on January 27, 2021 from an entity jointly owned by Liberty Utilities Co. ("LUCo") and one of the original developers.
Substantive Completion of the Maverick Creek Wind Project
On December 23, 2020, the Renewable Energy Group completed commissioning on 111 of the 127 total turbines at its 492 MW Maverick Creek Wind Facility, located in Concho County, Texas.  Completion of the remaining 16 turbines is expected in March 2021.  The Maverick Creek Wind Facility is the Renewable Energy Groups' 14th wind powered electric generating facility and upon full COD is expected to generate approximately 1,920 GW-hrs of energy per year with the majority of output being sold through two long-term power purchase agreements ("PPA"s) with investment grade rated entities. In early 2021, the Renewable Energy Group exercised its option and purchased the remaining 50% interest in the project that it did not previously own.
Acquisition of Majority Interest in Texas Coastal Wind Facilities
On November 20, 2020, the Renewable Energy Group entered into an agreement to acquire a 51% interest in a portfolio of four wind facilities (the "Texas Coastal Wind Facilities") from RWE Renewables Americas, LLC, a subsidiary of RWE AG.  The Texas Coastal Wind Facilities, located in the coastal region of south Texas, are expected to have an aggregate capacity of 861 MW.  Three wind facilities (Stella, Cranell and East Raymond), representing 621 MW of the total portfolio, have already achieved COD, with the fourth wind facility (West Raymond) expected to achieve COD in March 2021.  The acquisitions of the three completed wind facilities have closed, with the acquisition of the West Raymond Wind Facility expected to close after achieving COD.
Sustainability Report and ESG Goals
On October 2, 2020, AQN released its 2020 Sustainability Report which outlines the Company’s progress towards its environmental, social and governance ("ESG") goals and demonstrates its ongoing commitment to delivering mission-critical services and renewable energy solutions.  The 2020 Sustainability Report enhances the Company's ESG disclosure to provide transparency and a higher level of detail around priority ESG issues for the Company's stakeholders.  Separately, in the fourth quarter of 2020, the Company released its first ever climate change assessment report in response to guidelines established by the Financial Stability Board's Task Force on Climate-Related Financial Disclosures.
Corporate Financings Completed
Common Equity Financing
On July 17, 2020, AQN closed the sale of approximately 57.5 million of its common shares at a price of C$17.10 per share (the "Offering").  The Offering was comprised of a widely marketed public offering through a syndicate of underwriters and concurrent direct offering to an institutional investor for aggregate gross proceeds of approximately $724 million (C$982.7 million).
During the twelve months ending December 31, 2020, AQN also issued approximately 8.7 million of its common shares under its at-the-market equity program ("ATM program") at an average price of $13.92 (C$18.96) for gross proceeds of approximately $120.6 million.

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The combined gross proceeds of both the Offering and of issuances pursuant to the ATM program in fiscal 2020 were approximately $845 million.  Such proceeds were or will be used (as applicable) to partially finance AQN's previously announced renewable development growth projects and for general corporate purposes (see Equity).
Issuance of $600 Million of Green Senior Unsecured Notes
On September 23, 2020, the Regulated Services Group, through its financing affiliate Liberty Utilities Finance GP1, completed an inaugural offering into the U.S. 144A market with the issuance of $600.0 million of green senior unsecured notes bearing interest at 2.05% and having a maturity date of September 15, 2030 (the "Notes").  The net proceeds from the offering of the Notes were or will be, as applicable, used to finance or refinance wind energy projects and other eligible green investments (see Long Term Debt).
Issuance of C$200 million of senior unsecured debentures
On February 14, 2020, Liberty Utilities (Canada) LP, the holding company of the New Brunswick Gas System, established its Canadian Bond platform to finance the New Brunswick Gas System with the issuance of C$200.0 million of senior unsecured debentures bearing interest at 3.315% and a maturity date of February 14, 2050.  The Canadian bond platform may be used for future debt issuances to accommodate future regulated utility growth in Canada.  The debentures received a rating of BBB from DBRS (see Long Term Debt).
Midwest Extreme Weather Event
In February 2021, the Company’s operations were impacted by extreme winter storm conditions experienced in Texas and parts of the central U.S. (the "Midwest Extreme Weather Event").
Despite the extreme weather conditions, the Regulated Services Group’s mid-west electric and gas systems performed well through the extreme conditions delivering new system peaks.  In line with other Southwest Power Pool utilities, limited and short lived load shedding was required to meet broader system requirements.  The Company incurred incremental commodity costs during a period of record pricing and elevated consumption.  The incremental commodity costs incurred by the Company are expected to be substantially recovered from customers over a timeframe to be agreed with its regulators.  However, the Company expects it will have sufficient liquidity to fund these costs in the interim.
The Midwest Extreme Weather Event caused ice and freezing conditions, which restricted electricity production at certain of the Renewable Energy Group’s Texas-based wind facilities.  The Company operates two facilities in Texas: the Senate Wind Facility in north-east Texas and the Maverick Creek Wind Facility in central Texas.  The Company also has a 51% interest in the Stella, Cranell and East Raymond Texas Coastal Wind Facilities.
The most significantly impacted facility was the Senate Wind Facility, which has a financial hedge in place that imposes an obligation to deliver energy.  Due to icing, the facility was unable to produce the required energy to satisfy the quantities required to be delivered under the hedge, and was required to settle in the market at elevated pricing.  The impacts to the Company's other Texas wind facilities were marginal.  The Maverick Creek Wind Facility has two unit contingent PPAs and as a result was not negatively subjected to the elevated market pricing.  The Texas Coastal Wind Facilities experienced marginal impacts of the weather in aggregate.
The Company continues to assess the aggregate net impact of these unusual weather conditions on its business, operations, results and financial performance, with the ultimate impact being affected by a number of factors, including any government, regulatory or system operator action, and the outcomes of applicable disputes or proceedings.  Based on available information, the unfavorable financial impact of the Midwest Extreme Weather Event on the Company's 2021 consolidated operating income is currently estimated to be between $45 million and $55 million, prior to potential mitigating factors.

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COVID-19
As an operator of electric, water and gas utility systems and a generator of electricity, the Company provides essential services to communities in North America, Bermuda, and Chile.  The Company has ensured that these utility services have continued uninterrupted since the onset of the public health measures taken to address the COVID-19 pandemic.
The Company holds the health, safety and well-being of its employees, customers and the communities in which it operates as a top priority.  The Company is continuing to employ operational measures intended to protect the health and safety of its employees and customers and limit the risk of exposure to COVID-19.  Some of the measures implemented include (i) restricted business travel, (ii) “work from home” policies where possible, (iii) physical distancing requirements between employees, customers, and the general public, (iv) restricted visitor interactions, including closure of local customer facing offices, (v) wide spread adoption of virtual meeting technology, (vi) precautions with respect to employee and facility hygiene, and (vii) supplying customer-facing and other front-line employees with personal protective equipment.
Currently, the Company is operating with approximately 65% of its employees working remotely.  The Company continues to monitor the effects of COVID-19 closely and has formed a re-mobilization task force to develop a phased framework for returning employees back into the office environment only as and when it is safe to do so.  The task force is assessing each work location for readiness and implementing additional safety protocols to support re-entry activities where necessary.  The task force is also working with local agencies in an effort to secure the vaccine for 'essential worker' employees as well as tracking the general distribution of vaccinations to help inform the Company's remobilization activities.
Impact of COVID-19 on Operating Results
The COVID-19 pandemic and resulting business suspensions and shutdowns have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers.  Primarily as a result of the decreased demand, total Divisional Operating Profit of the Regulated Services Group for the three and twelve months ended December 31, 2020 decreased by approximately $0.7 million and $14.7 million as compared to the same periods in the prior year, and represents a reduction of approximately $0.02 on Adjusted Net Earnings per share2 for the twelve months ended December 31, 2020 (see Non-GAAP Financial Measures).  For the three and twelve months ended December 31, 2020, the Renewable Energy Group's results were not adversely impacted by the pandemic, due to a largely contracted and diversified generation fleet.
Accounts Receivable Collections and Bad Debt Expense
In response to COVID-19, and consistent with most utility companies in North America, the Company temporarily suspended disconnection activities for non-payment, waived late payment charges and suspended collection activities for overdue customer accounts across its utility service territories in the second quarter of 2020.  As at December 31, 2020, these measures have resulted in collection delays which has increased accounts receivable greater than 60 days overdue to approximately 17% of total accounts receivable, compared to 7% as at December 31, 2019. The Company has resumed normal collection procedures in the majority of its jurisdictions and expects to expand normal collection procedures in other jurisdictions based on the guidance provided by the relevant regulatory authorities.
Cost containment strategies
In response to both the unfavourable weather variance experienced in the first quarter of 2020 and the impacts from COVID-19, the Company began implementing cost containment strategies that would not impact safe and reliable delivery of utility services to customers.  For the twelve months ended December 31, 2020, the Company was able to achieve approximately $24.0 million in cost savings.
Regulated Mechanisms in Response to COVID-19
The Regulated Services Group is seeking recovery of incremental impacts related to COVID-19 in most of its regulatory jurisdictions.  Of the Regulated Services Group's regulatory jurisdictions, 13 already have mechanisms in place or have approved accounting orders for the recording and tracking of such incremental impacts.  In jurisdictions where such mechanisms are not already in place, the Regulated Services Group is in the process of seeking approval for such mechanisms, as needed.
Major Project Construction
In each of the jurisdictions where the Company's major renewable energy construction projects are located, construction of new renewable energy generation has been considered an essential activity exempt from government-mandated business shutdowns.  As a result, construction activities have proceeded at all of the Company's major renewable energy construction projects throughout the COVID-19 pandemic.

1 The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

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In the second quarter of 2020, the U.S. Internal Revenue Service (the “IRS”) extended by one year the “continuity safe harbor” deadline by which wind and solar projects must be placed in service to qualify for the maximum permissible U.S. federal production tax credit (“PTC”) and investment tax credit (“ITC”), respectively.  The Company expects that all of its U.S. wind and solar projects currently under construction will qualify for the maximum PTC and ITC, respectively.
Potential Future Impacts of COVID-19 on the Company in 2021
The Company’s business, financial condition, cash flows and results of operations are subject to actual and potential future impacts resulting from COVID-19, the full extent of which are not currently known.  The extent of the future impact of the COVID-19 pandemic on the Company will depend on, among other things, the duration of the pandemic, the extent of the related public health response measures taken in response to the pandemic and the Company's efforts to mitigate the impact on its operations.
For a discussion of the risks the Company faces related to COVID-19 please refer to Enterprise Risk Management.
Outlook
The following discussion should be read in conjunction with the Forward-Looking Statements and Forward-Looking Information section in this MD&A.
Estimated 2021 Adjusted Net Earnings Per Share
The Company estimates that its Adjusted Net Earnings per share will be within a range of $0.71-$0.76 for the 2021 fiscal year (see Non-GAAP Financial Measures).  This Adjusted Net Earnings per share estimate does not include the impacts on the Senate Wind Facility associated with the market disruption related to the Midwest Extreme Weather Event, which is estimated to negatively impact the Company's 2021 basic net earnings per share by approximately $0.06 before any potential recoveries. The Company views the financial impacts of the Midwest Extreme Weather Event on the Senate Wind Facility as unusual and not indicative of the on-going operating performance of such facility or the Company.
The Company's 2021 Adjusted Net Earnings per share estimate is based on the following key assumptions, as well as those set out under Forward-Looking Statements and Forward-Looking Information. For the bottom of the range, the Company has assumed: (i) a COVID-19 scenario similar to the COVID-19 impacts experienced by the Company in 2020, (ii) the closing of the Company’s acquisition of New York American Water in the fourth quarter of 2021, and (iii) a renewable energy resource estimate that is below long-term averages.  For the top end of the range, the Company has assumed: (i) minimal impacts from COVID-19, (ii) the closing of the Company’s acquisition of New York American Water in the second quarter of 2021, and (iii) a renewable energy resource estimate that is consistent with long term averages.  The Company has assumed normalized weather patterns for its estimated 2021 Adjusted Net Earnings per share range.
Capital Investment Expectations
The Company anticipates making capital investments of between $4.0 billion and $4.5 billion in 2021.  See 2021 Capital Investments for a more detailed discussion of the Company's 2021 capital investment estimates.
The Company has also identified an approximately $9.4 billion development pipeline consisting of approximately 70% of investments in its Regulated Services Group and approximately 30% of investments in its Renewable Energy Group for the period from 2021 through the end of 2025 (see Corporate Development).

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2020 Fourth Quarter Results From Operations
Key Financial Information	Three Months Ended December 31
(all dollar amounts in $ millions except per share information)	2020	2019
Revenue	$492.4	$440.0
Net earnings attributable to shareholders	504.2	172.1
Cash provided by operating activities	174.0	167.5
Adjusted Net Earnings[1]	127.0	103.6
Adjusted EBITDA[1]	253.1	230.4
Adjusted Funds from Operations[1]	179.3	144.1
Dividends declared to common shareholders	93.1	74.3
Weighted average number of common shares outstanding	597,165,849	519,846,220
Per share
Basic net earnings	$0.84	$0.34
Diluted net earnings	$0.83	$0.33
Adjusted Net Earnings[1,2]	$0.21	$0.20
Dividends declared to common shareholders	$0.16	$0.14
1	See Non-GAAP Financial Measures.
2	AQN uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of AQN.
For the three months ended December 31, 2020, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7675 as compared to 0.7576 in the same period in 2019.  As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of AQN’s Canadian entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.
For the three months ended December 31, 2020, AQN reported total revenue of $492.4 million as compared to $440.0 million during the same period in 2019, an increase of $52.4 million or 11.9%.  The major factors impacting AQN's revenue in the three months ended December 31, 2020 as compared to the same period in 2019 are set out as follows:

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(all dollar amounts in $ millions)	Three Months Ended December 31
Comparative Prior Period Revenue	$440.0
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Increase is primarily due to higher pass through commodity costs at the CalPeco Electric System and in the Midwest compared to the same period in the prior year. The favourable variance was partially offset by fewer heating degree days at the Midwest.	2.9
Gas: Decrease is primarily due to lower pass through commodity costs as compared to the same period in the prior year	(8.8)
Water: Increase is primarily due to higher consumption and growth in connections at the Litchfield Park Water System, and higher pass through commodity costs at the Park Water System.	3.3
Other: Decrease is primarily due to a reduction in projects at Ft. Benning.	(2.8)
(5.4)
New Facilities
Electricity: Acquisition of Ascendant (November 2020).	29.1
Gas: Acquisition of St. Lawrence Gas (November 2019).	2.0
Water: Acquisition of ESSAL (October 2020).	19.9
51.0
Rate Reviews
Electricity: Implementation of new rates effective January 2019 at the CalPeco Electric System and an increase in rates as a result of adding the Turquoise Solar Facility to its rate base as well as the implementation of new rates at the Granite State Electric System.	2.9
Gas: Implementation of new rates at the EnergyNorth Gas System.	2.2
Water: Decrease is primarily due to an unfavourable true up in interim rates with the 2019 general rate review at the Park Water System.	(1.4)
3.7

Estimated Impact of COVID-19[1]	(0.7)

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro	0.1
Wind Canada: Increase is primarily due to higher production.	1.2
Wind U.S.: Increase is primarily due to higher overall production and favourable REC pricing, partially offset by unfavourable energy pricing.	0.5
Solar: Increase is primarily due to favourable REC pricing at the Great Bay I Solar Facility.	0.8
Thermal	—
Other	(0.5)
2.1
New Facilities
Solar: Great Bay II Solar Facility achieved full COD in August 2020.	1.4
1.4
Foreign Exchange	0.3
Current Period Revenue	$492.4

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

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A more detailed discussion of these factors is presented within the business unit analysis.
For the three months ended December 31, 2020, net earnings attributable to shareholders totaled $504.2 million as compared to $172.1 million during the same period in 2019, an increase of $332.3 million or 193.0%.  The increase was due to a $14.1 million increase in earnings from operating facilities, a $365.9 million change in fair value of investments carried at fair value, a $1.9 million increase in interest, dividend, equity and other income, a $2.6 million decrease in pension and post-employment non-service costs, a $2.1 million decrease in interest expense, and a $2.8 million decrease in administrative expenses.  These items were partially offset by a $2.5 million decrease in net effect of non-controlling interests, a $4.0 million increase in other net losses, a $1.3 million decrease in gains from derivative instruments, a $0.4 million increase in foreign exchange loss, a $10.3 million increase in depreciation and amortization expenses and a $38.6 million increase in income tax expense (tax explanations are discussed in AQN: Corporate and Other Expenses) as compared to the same period in 2019.
During the three months ended December 31, 2020, cash provided by operating activities totaled $174.0 million as compared to $167.5 million during the same period in 2019, an increase of $6.5 million.  During the three months ended December 31, 2020, Adjusted Funds from Operations totaled $179.3 million as compared to Adjusted Funds from Operations of $144.1 million during the same period in 2019, an increase of $35.2 million (see Non-GAAP Financial Measures).
During the three months ended December 31, 2020, Adjusted EBITDA totaled $253.1 million as compared to $230.4 million during the same period in 2019, an increase of $22.7 million or 9.9%.  A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Financial Measures).
2020 Annual Results From Operations
Key Financial Information	Twelve Months Ended December 31
(all dollar amounts in $ millions except per share information)	2020	2019	2018
Revenue	$1,677.1	$1,626.4	$1,648.5
Net earnings attributable to shareholders	782.5	530.9	185.0
Cash provided by operating activities	505.2	611.3	530.4
Adjusted Net Earnings[1]	365.8	321.3	312.2
Adjusted EBITDA[1]	869.5	838.6	804.4
Adjusted Funds from Operations[1]	600.2	566.2	554.1
Dividends declared to common shareholders	344.4	277.8	235.4
Weighted average number of common shares outstanding	559,633,275	499,910,876	461,818,023
Per share
Basic net earnings	$1.38	$1.05	$0.38
Diluted net earnings	$1.37	$1.04	$0.38
Adjusted Net Earnings[1,2]	$0.64	$0.63	$0.66
Dividends declared to common shareholders	$0.61	$0.55	$0.50
Total assets	13,223.9	10,920.8	9,398.6
Long term debt[3]	4,538.8	3,932.2	3,337.3

1	See Non-GAAP Financial Measures.
2	AQN uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of AQN.
3	Includes current and long-term portion of debt and convertible debentures per the financial statements.
For the twelve months ended December 31, 2020, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7456 as compared to 0.7537 in the same period in 2019.  As such, any year-over-year variance in revenue or expenses, in local currency, at any of AQN’s Canadian entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.
For the twelve months ended December 31, 2020, AQN reported total revenue of $1,677.1 million as compared to $1,626.4 million during the same period in 2019, an increase of $50.7 million or 3.1%.  The major factors resulting in the increase in AQN revenue for the twelve months ended December 31, 2020 as compared to the same period in 2019 are set out as follows:

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(all dollar amounts in $ millions)	Twelve Months Ended December 31
Comparative Prior Period Revenue	$1,626.4
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Decrease is primarily due to lower consumption driven by 4% fewer heating degree days and 15% fewer cooling degree days in the Midwest than the prior year.	(41.1)
Gas: Decrease is primarily due to lower pass through commodity costs.	(40.8)
Water: Increase is primarily due to higher consumption and growth in connections at the Litchfield Park Water System, and higher pass through commodity costs at the Park Water System.	6.5
Other: Decrease is primarily due to a reduction in projects at Ft. Benning.	(2.5)
(77.9)
New Facilities
Electricity: Acquisition of Ascendant (November 2020).	29.1
Gas: Acquisitions of New Brunswick Gas (October 2019) and St. Lawrence Gas (November 2019).	61.2
Water: Acquisition of ESSAL (October 2020).	19.9
110.2
Rate Reviews
Electricity: Implementation of new rates effective January 2019 at the CalPeco Electric System and an increase in rates as a result of adding the Turquoise Solar Facility to its rate base as well as the implementation of new rates at the Granite State Electric System.	18.6
Gas: Implementation of new rates at the EnergyNorth Gas System.	2.2
Water: Decrease is primarily due to an unfavourable true up in interim rates with the 2019 general rate review at the Park Water System.	(0.7)
20.1

Estimated Impact of COVID-19[1]	(15.7)

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Decrease is primarily due to unfavourable pricing at the Western and Maritime Regions, as well as lower overall production.	(0.3)
Wind Canada: Increase is primarily due to higher production as well as the addition of the Amherst Island Wind Facility which was previously accounted for as an equity investment before the Company acquired the remaining 50% interest and began consolidating in April 2019.	11.2
Wind U.S.: Increase is primarily due to favourable energy and REC pricing, as well as higher overall production.	2.2
Solar: Increase is primarily due to favourable REC pricing at the Great Bay I Solar Facility.	0.6
Thermal: Decrease is primarily due to unfavourable energy and capacity pricing as well as lower REC revenue at the Windsor Locks Thermal Facility.	(3.7)
Other	0.9
10.9
New Facilities
Solar: Great Bay II Solar Facility achieved full COD in August 2020.	4.0
4.0
Foreign Exchange	(0.9)

Current Period Revenue	$1,677.1

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

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A more detailed discussion of these factors is presented within the business unit analysis.
For the twelve months ended December 31, 2020, net earnings attributable to shareholders totaled $782.5 million as compared to $530.9 million during the same period in 2019, an increase of $251.6 million.  The increase was due to a $44.5 million increase in earnings from operating facilities, a $281.6 million change in fair value of investments carried at fair value, a $5.2 million increase in foreign exchange gains, a $3.2 million decrease in pension and post-employment non-service costs, an $8.7 million increase in net effect of non-controlling interests, and a $5.5 million decrease in income tax expense (tax explanations are discussed in AQN: Corporate and Other Expenses).  These items were partially offset by a $29.8 million increase in depreciation and amortization expenses, a $2.7 million increase in administration charges, a $14.5 million decrease in interest, dividend, equity and other income, a $34.6 million increase in other net losses, a $15.1 million decrease in gains from derivative instruments, and a $0.4 million increase in interest expense.
During the twelve months ended December 31, 2020, cash provided by operating activities totaled $505.2 million as compared to $611.3 million during the same period in 2019.  During the twelve months ended December 31, 2020, Adjusted Funds from Operations totaled $600.2 million as compared to $566.2 million the same period in 2019, an increase of $34.0 million (see Non-GAAP Financial Measures).
During the twelve months ended December 31, 2020, Adjusted EBITDA totaled $869.5 million as compared to $838.6 million during the same period in 2019, an increase of $30.9 million or 3.7%.  A detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Financial Measures).

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2020 Adjusted EBITDA Summary
Adjusted EBITDA (see Non-GAAP Financial Measures) for the three months ended December 31, 2020 totaled $253.1 million as compared to $230.4 million during the same period in 2019, an increase of $22.7 million or 9.9%.  Adjusted EBITDA for the twelve months ended December 31, 2020 totaled $869.5 million as compared to $838.6 million during the same period in 2019, an increase of $30.9 million or 3.7%.  The breakdown of Adjusted EBITDA by the Company's main operating segments and a summary of changes are shown below.
Adjusted EBITDA by business units	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2020	2019	2020	2019
Regulated Services Group Operating Profit	$161.8	$159.4	$590.2	$566.4
Renewable Energy Group Operating Profit	102.9	85.9	337.2	327.6
Administrative Expenses	(12.4)	(15.2)	(59.5)	(56.8)
Other Income & Expenses	0.8	0.3	1.6	1.4
Total AQN Adjusted EBITDA	$253.1	$230.4	$869.5	$838.6
Change in Adjusted EBITDA ($)	$22.7		$30.9
Change in Adjusted EBITDA (%)	9.9%		3.7%

Change in Adjusted EBITDA	Three Months Ended December 31, 2020
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$159.4	$85.9	$(14.9)	$230.4
Existing Facilities and Investments	(16.2)	15.4	0.4	(0.4)
New Facilities and Investments	15.6	1.3	—	16.9
Rate Reviews	3.7	—	—	3.7
Estimated Impact of COVID-19[1]	(0.7)	—	—	(0.7)
Foreign Exchange Impact	—	0.3	—	0.3
Administrative Expenses	—	—	2.9	2.9
Total change during the period	$2.4	$17.0	$3.3	$22.7
Current period balances	$161.8	$102.9	$(11.6)	$253.1

Change in Adjusted EBITDA	Twelve Months Ended December 31, 2020
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$566.4	$327.6	$(55.4)	$838.6
Existing Facilities and Investments	(16.1)	4.0	0.2	(11.9)
New Facilities and Investments	34.5	3.8	—	38.3
Rate Reviews	20.1	—	—	20.1
Estimated Impact of COVID-19[1]	(14.7)	—	—	(14.7)
Foreign Exchange Impact	—	1.8	—	1.8
Administrative Expenses	—	—	(2.7)	(2.7)
Total change during the period	$23.8	$9.6	$(2.5)	$30.9
Current period balances	$590.2	$337.2	$(57.9)	$869.5

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

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REGULATED SERVICES GROUP
The Regulated Services Group operates rate-regulated utilities that as of December 31, 2020 provided distribution services to approximately 1,086,000 customer connections in the natural gas, electric, and water and wastewater sectors which is an increase of approximately 282,000 customer connections as compared to the prior year.  The increase is due to the acquisitions in the second half of 2020 of (i) a majority interest in the ESSAL water utility in Chile (which added approximately 239,000 customer connections) and (ii) Ascendant in Bermuda (which added approximately 36,000 customer connections).
The Regulated Services Group's strategy is to grow its business organically and through business development activities while using prudent acquisition criteria.  The Regulated Services Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing customer connections in the communities in which it operates.
Utility System Type	As at December 31
	2020			2019
(all dollar amounts in $ millions)	Assets	Net Utility Sales[1]	Total Customer Connections[2]	Assets	Net Utility Sales[1]	Total Customer Connections[2]
Electricity	3,271.8	548.8	306,000	2,792.4	538.4	267,000
Natural Gas	1,470.1	271.4	371,000	1,377.3	232.1	369,000
Water and Wastewater	827.8	142.5	409,000	513.6	122.4	168,000
Other	187.8	58.1		80.4	49.5
Total	$5,757.5	$1,020.8	1,086,000	$4,763.7	$942.4	804,000

Accumulated Deferred Income Taxes Liability	$520.1			$474.0

1	Net Utility Sales for the twelve months ended December 31, 2019 and 2020. See Non-GAAP Financial Measures.
2	Total Customer Connections represents the sum of all active and vacant customer connections.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and serve approximately 306,000 customer connections in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma and Arkansas and in Bermuda.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and serve approximately 371,000 customer connections located in the U.S. States of New Hampshire, Illinois, Iowa, Missouri, Georgia, Massachusetts and New York and in the Canadian Province of New Brunswick.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and serve approximately 409,000 customer connections located in the U.S. States of Arkansas, Arizona, California, Illinois, Missouri and Texas and in Chile.

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Breakdown by Geographic Area
The Regulated Services Group's operations are located primarily in the United States.  In 2019 the Regulated Services Group expanded its operations into Canada with the acquisition of the New Brunswick Gas System and in 2020 the Regulated Services Group expanded into Bermuda and Chile with the acquisitions of Ascendant and ESSAL.  Below is a breakdown of Net Utility Sales by geographic area for the twelve months ended December 31, 2020 (see Non-GAAP Financial Measures).

Net Utility Sales by Geographic Area
4.0%
3.0%
93.0%
International
Canada
US

2020 Annual Usage Results
Electric Distribution Systems	Three Months Ended December 31		Twelve Months Ended December 31
	2020	2019	2020	2019
Average Active Electric Customer Connections For The Period
Residential	263,200	228,000	262,100	227,200
Commercial and industrial	42,300	38,100	42,200	38,100
Total Average Active Electric Customer Connections For The Period	305,500	266,100	304,300	265,300

Customer Usage (GW-hrs)
Residential	638.0	599.7	2,485.9	2,488.1
Commercial and industrial	896.3	932.1	3,406.0	3,944.5
Total Customer Usage (GW-hrs)	1,534.3	1,531.8	5,891.9	6,432.6
For the three months ended December 31, 2020, the electric distribution systems' usage totaled 1,534.3 GW-hrs as compared to 1,531.8 GW-hrs for the same period in 2019, an increase of 2.5 GW-hrs or 0.2%.  The increase in electricity consumption is primarily due to the acquisition of Ascendant but offset by load reduction due to COVID-19 related impacts to commercial and industrial customers at the Granite State and Empire Electric Systems compared to the same period in the previous year. The decrease in electricity consumption excluding the impact of the acquisition of Ascendant was 35.5 GW-hrs or 2.3%.
For the twelve months ended December 31, 2020, the electric distribution systems usage totaled 5,891.9 GW-hrs as compared to 6,432.6 GW-hrs for the same period in 2019, a decrease of 540.7 GW-hrs or 8.4%.  The decrease in

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electricity consumption is primarily due to load reduction due to COVID-19 related impacts and lower consumption driven by 4% fewer heating degree days and 15% fewer cooling degree days in the Midwest compared to the same period in the prior year.
Natural Gas Distribution Systems	Three Months Ended December 31		Twelve Months Ended December 31
	2020	2019	2020	2019
Average Active Natural Gas Customer Connections For The Period
Residential	316,700	302,700	317,100	303,100
Commercial and industrial	37,300	35,700	37,700	35,600
Total Average Active Natural Gas Customer Connections For The Period	354,000	338,400	354,800	338,700

Customer Usage (One Million British Thermal Units("MMBTU"))
Residential	6,022,000	6,341,000	21,214,000	20,213,000
Commercial and industrial	6,159,000	5,969,000	22,032,000	15,676,000
Total Customer Usage (MMBTU)	12,181,000	12,310,000	43,246,000	35,889,000
For the three months ended December 31, 2020, usage at the natural gas distribution systems totaled 12,181,000 MMBTU as compared to 12,310,000 MMBTU during the same period in 2019, a decrease of 129,000 MMBTU, or 1.0%.  This was primarily as a result of COVID-19 related impacts at the New Brunswick Gas system, as well as volume reduction related to weather driven by 3% fewer heating degree days at the Midstates Gas System and 13% fewer heating degree days at the Empire Gas System as compared to the same period in the prior year.
For the twelve months ended December 31, 2020, usage at the natural gas distribution systems totaled 43,246,000 MMBTU as compared to 35,889,000 MMBTU during the same period in 2019, an increase of 7,357,000 MMBTU, or 20.5% primarily as a result of the acquisition of the New Brunswick Gas System and the St. Lawrence Gas System, which contributed approximately 12,000,000 MMBTU of usage.
Water and Wastewater Distribution Systems	Three Months Ended December 31		Twelve Months Ended December 31
	2020	2019	2020	2019
Average Active Customer Connections For The Period
Wastewater customer connections	45,900	44,400	45,300	43,900
Water distribution customer connections	356,100	116,200	355,500	115,500
Total Average Active Customer Connections For The Period	402,000	160,600	400,800	159,400

Gallons Provided (millions of gallons)
Wastewater treated	639	592	2,535	2,338
Water provided	7,066	3,868	19,319	15,204
Total Gallons Provided (millions of gallons)	7,705	4,460	21,854	17,542
For the three months ended December 31, 2020, the water and wastewater distribution systems provided approximately 7,066 million gallons of water to its customers and treated approximately 639 million gallons of wastewater.  This is compared to 3,868 million gallons of water provided and 592 million gallons of wastewater treated during the same period in 2019, an increase in total gallons provided of 3,245 million, or 72.8%.  The increase is primarily due to the acquisition of ESSAL in the fourth quarter of 2020, which contributed 2,677 million gallons of water provided.
For the twelve months ended December 31, 2020, the water and wastewater distribution systems provided approximately 19,319 million gallons of water to its customers and treated approximately 2,535 million gallons of wastewater.  This is compared to 15,204 million gallons of water provided and 2,338 million gallons of water treated during the same period in 2019, an increase in total gallons provided of 4,312 million, or 24.6%.  The increase is primarily due to the acquisition of ESSAL in the fourth quarter of 2020.

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2020 Regulated Services Group Operating Results
	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2020	2019	2020	2019
Revenue
Utility electricity sales and distribution	$213.3	$181.9	$776.3	$785.8
Less: cost of sales – electricity	(69.4)	(59.2)	(227.5)	(247.4)
Net Utility Sales - electricity[1]	143.9	122.7	548.8	538.4
Utility natural gas sales and distribution	124.9	131.3	415.7	402.6
Less: cost of sales – natural gas	(48.1)	(58.9)	(144.3)	(170.5)
Net Utility Sales - natural gas[1]	76.8	72.4	271.4	232.1
Utility water distribution & wastewater treatment sales and distribution	52.9	32.0	155.0	130.5
Less: cost of sales – water	(3.2)	(2.2)	(12.5)	(8.1)
Net Utility Sales - water distribution & wastewater treatment[1]	49.7	29.8	142.5	122.4
Gas transportation	12.1	11.4	39.1	35.1
Other revenue	9.6	7.6	19.0	14.4
Net Utility Sales[1]	292.1	243.9	1,020.8	942.4
Operating expenses	(133.8)	(96.0)	(445.5)	(397.1)
Other income	1.7	10.2	7.9	15.3
HLBV[2]	1.8	1.3	7.0	5.8
Divisional Operating Profit[1,3]	$161.8	$159.4	$590.2	$566.4
1	See Non-GAAP Financial Measures.
2	HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities.
3	Certain prior year items have been reclassified to conform with current year presentation.

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2020 Fourth Quarter Operating Results
For the three months ended December 31, 2020, the Regulated Services Group reported an operating profit (excluding corporate administration expenses) of $161.8 million as compared to $159.4 million for the comparable period in the prior year.
Highlights of the changes are summarized in the following table:
(all dollar amounts in $ millions)	Three Months Ended December 31
Prior Period Operating Profit	$159.4
Existing Facilities
Electricity: Decrease is primarily due to lower consumption at the Empire Electric System driven by fewer heating degree days than the same period in the prior year.	(5.2)
Gas: Decrease is primarily due to higher operating costs at the Midstates and EnergyNorth Gas Systems, partially offset by mechanism revenues at the New England Gas System.	(2.1)
Water: Increase is primarily due to higher consumption and growth at the Litchfield Park Water System.	1.0
Other: Decrease is due to lower earnings from the San Antonio Water System investment, lower income from allowance for funds used during construction (AFUDC), as well as reduction of projects at Ft. Benning.	(9.9)
(16.2)
New Facilities
Electricity: Acquisition of Ascendant (November 2020).	8.6
Gas: Acquisition of St. Lawrence Gas (November 2019).	1.1
Water: Acquisition of ESSAL (October 2020).	5.9
15.6
Rate Reviews
Electricity: Implementation of new rates effective January 2019 at the CalPeco Electric System and an increase in rates as a result of adding the Turquoise Solar Facility to its rate base as well as the implementation of new rates at the Granite State Electric System.	2.9
Gas: Implementation of new rates at the EnergyNorth Gas System.	2.2
Water: Decrease is due to an unfavourable true up in interim rates with the 2019 general rate review at the Park Water System.	(1.4)
3.7

Estimated Impact of COVID-19[1]	(0.7)

Current Period Divisional Operating Profit[2]	$161.8

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.
2	See Non-GAAP Financial Measures.

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2020 Annual Operating Results
For the twelve months ended December 31, 2020, the Regulated Services Group reported an operating profit (excluding corporate administration expenses) of $590.2 million as compared to $566.4 million for the comparable period in the prior year.
Highlights of the changes are summarized in the following table:
(all dollar amounts in $ millions)	Twelve Months Ended December 31
Prior Period Operating Profit	$566.4
Existing Facilities
Electricity: Decrease is primarily due to lower consumption at the Empire Electric System driven by fewer heating degree days and cooling degree days than the prior year as well as higher operating costs at the CalPeco Electric System. This was partially offset by operating cost savings at the Empire Electric System.	(8.5)
Gas: Increase is primarily due to higher mechanism revenues at EnergyNorth and New England Gas Systems, partially offset by lower consumption driven by unfavourable weather at the Empire Gas System and higher operating costs at Midstates Gas System.	1.2
Water: Increase is due to higher consumption and growth at the Litchfield Park Water System.	0.2
Other: Decrease is due to fees earned from the San Antonio Water System investment, lower income from allowance for funds used during construction (AFUDC), as well as reduction of projects at Ft. Benning.	(9.0)
(16.1)
New Facilities
Electricity: Acquisition of Ascendant (November 2020).	8.6
Gas: Acquisitions of New Brunswick Gas (October 2019) and St. Lawrence Gas (November 2019).	20.0
Water: Acquisition of ESSAL (October 2020).	5.9
34.5
Rate Reviews
Electricity: Implementation of new rates at the CalPeco Electric System and an increase in rates as a result of adding the Turquoise Solar Facility to its rate base as well as the implementation of new rates at the Granite State Electric System.	18.6
Gas: Implementation of new rates at the EnergyNorth Gas System.	2.2
Water: Decrease is due to a true up in interim rates with the 2019 general rate review at the Park Water System.	(0.7)
20.1

Estimated Impact of COVID-19[1]	(14.7)

Current Period Divisional Operating Profit[2]	$590.2

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.
2	See Non-GAAP Financial Measures.

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Regulatory Proceedings
The following table summarizes the major regulatory proceedings completed in 2020 and currently underway within the Regulated Services Group:
Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
New England Gas System	Massachusetts	Gas System Enhancement Program ("GSEP")	$2.7	On October 31, 2019, filed the 2020 GSEP application requesting an incremental increase in revenue of $2.7 million. On April 30, 2020, the application was approved for new rates effective May 1, 2020.
Energy North Gas System	New Hampshire	2020 Cast Iron/Bare Steel Replacement Program Results	$1.6
On April 15, 2020, filed its Annual 2020 Cast Iron/Bare Steel Replacement Program Results requesting recovery of an incremental revenue requirement for fiscal year 2020 of $1.6 million.  On June 30, 2020, the New Hampshire Public Utilities Commission ("NHPUC") issued an order approving the requested revenue increase.

Granite State Electric System	New Hampshire	General Rate Case ("GRC")	$8.6
On April 30, 2019, filed a rate review requesting increases of $5.7 million, subsequently updated to $6.7 million, effective May 1, 2020, (inclusive of a $2.1 million temporary increase effective July 1, 2019), plus a step increase of $2.1 million effective May 1, 2020, for certain capital additions as of December 31, 2019.  On June 28, 2019, a temporary rate increase of $2.1 million was approved by the NHPUC.  An order was issued June 30, 2020, approving recovery of a revenue requirement increase of $4.2 million beginning July 1, 2020.  This is to be reconciled with temporary rates of $2.1 million that took effect on July 1, 2019.  Multi-year step increases were approved of approximately $1.3 million, effective July 1, 2020; approximately $1.8 million effective July 1, 2021; and approximately $1.8 million effective July 1, 2022.  Full revenue decoupling was approved effective July 1, 2021, with the continuation of a Lost Revenue Adjustment Mechanism during the period prior to the implementation of decoupling.

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Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Empire Electric (Missouri System)	Missouri	GRC	$21.8
On July 1, 2020, the Missouri Public Service Commission ("MPSC") issued an Order on the issues in the case resulting in an increase in revenue of approximately $1.0 million based on a 9.25% return on equity ("ROE") and on a 46% equity capital structure.  In the Company's view, the proposed capital structure does not appropriately reflect the equity value at risk for the utility and is estimated to have a $5.7 million annual impact on the Company's returns.  Also, neither the MPSC Staff's nor the Company's proposed weather normalization mechanism were approved, which allowed the Company the option to elect the use of Plant-In-Service Accounting (see further detail below).  The Office of the Public Counsel ("OPC") and the Company filed applications for rehearing on July 10, 2020.  On July 23, 2020, the MPSC issued an Amended Report and Order denying as moot both the Company and OPC's motions for rehearing.  The Amended Report and Order provided clarification on the MPSC Staff's revenue requirement calculation.  On July 31, 2020, second applications for rehearing were filed by OPC and the Company, which were denied on October 14, 2020.  A Notice of Appeal to the Missouri Court of Appeals was filed by OPC on October 14, 2020, and on October 29, 2020, the Company filed its Notice of Appeal. The appeals were consolidated by the court, and briefs are being filed.  The new rates, which were effective September 16, 2020, will remain in effect pending the appeals.

Peach State Gas System	Georgia	GRC	$2.9
On April 1, 2020, filed an application for an annual increase in the revenue requirement of $2.9 million.  On July 30, 2020, the Georgia Public Service Commission issued a final order approving the settlement agreement the Company reached with Staff for an increase of $1.6 million.  The new rates were effective August 1, 2020.

CalPeco Electric System	California	GRC	$14.9
On December 3, 2018, filed a three year application requesting a rate increase of $16.4 million ($6.7 million for 2019, $5.9 million for 2020 and $3.8 million for 2021).  The requested rate increase was updated to $14.9 million over three years ($6.9 million for 2019, $4.1 million for 2020, and $3.9 million for 2021).  In August 2020, the California Public Utilities Commission ("CPUC") issued an Order approving a $5.3 million revenue increase effective January 1, 2019 and an opportunity for an additional $3.1 million and $1.8 million in base rates for 2020 and 2021, respectively.  The Post Test Year Adjustment Mechanism will be used for rate recovery of the 2020 and 2021 capital investments.

Various	Various	GRC	$1.1	Approval of approximately $0.3 million in net rate decreases across two water utilities and one natural gas utility.

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Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Pending Rate Reviews
EnergyNorth Gas System	New Hampshire	GRC	$13.5
On July 31, 2020, EnergyNorth filed an application requesting a permanent increase in annual revenue of approximately $13.5 million effective August 1, 2021, a request for a temporary increase in revenues of $6.5 million (effective October 1, 2020); and a step increase of $5.7 million annually associated with capital expenditure projects completed during the twelve months ending December 31, 2020 (effective no earlier than August 1, 2021). On September 30, 2020, the Commission issued an Order on temporary rates, setting temporary rates at the current level of distribution rates, approving an adjustment to the Revenue Per Customer (RPC) amounts upward to allow the Company to retain the December 31, 2019 test year level of revenue received (prior to decoupling adjustments), and approving an increase in distribution revenues to $92.9 million.

BELCO	Bermuda	GRC	$5.9
On November 17, 2020, BELCO filed its revenue allowance application to request an allowance of approximately $204.0 million after adjustments and recommended a deferral of $16.6 million for recovery over three years commencing in 2022.  On January 18, 2021, BELCO filed a revised revenue allowance application for approximately $213.0 million, removed the entire deferral recovery amount and requested an incremental increase of $5.9 million over 2020’s revenue allowance.

ESSAL	Chile	VII Tariff Process	N/A
ESSAL’s VII tariff process began in April 2020 to set rates for the five-year period from September 2021 to September 2026.  A tariff decision is expected from the Superintendence of Sanitation Services (“SISS”) in the fourth quarter of 2021.

Various	Various	Various	$1.5	Other pending rate review requests across one wastewater utility and one natural gas utility.
Retirement of Asbury Coal Facility
The Company retired its Asbury coal generation facility on March 1, 2020.  This retirement did not have any financial impact on the Company's results for the twelve months ended December 31, 2020.  The net book value of the facility has now been set up as a regulatory asset and will be subject to a future rate review proceeding.  Retirement of the facility is expected to reduce CO2e emissions in excess of 905,000 metric tons annually.
Plant-In-Service Accounting
On August 12, 2020, under Revised Statutes of Missouri Section 393.1400, Empire elected to utilize Plant-In-Service Accounting which allows electrical corporations to defer eighty-five percent of all depreciation expense and return associated with all qualifying electric plants recorded to plant-in-service on the utility’s books, commencing from the date of election.  Under this legislation, Empire expects the balance of the regulatory asset arising from these deferrals will be included in rate base in Empire’s next general rate proceeding.  This election will allow deferrals until December 31, 2023, at which time the MPSC has discretion to allow new deferrals for an additional five years.
Impact on Regulatory Proceedings resulting from COVID-19
The Regulated Services Group is seeking recovery of incremental impacts related to COVID-19 in most of its regulatory jurisdictions.  Of the Regulated Service Group's regulatory jurisdictions, 13 already have mechanisms in place or have approved accounting orders for the recording of and tracking of such incremental impacts.  In jurisdictions where such mechanisms are not already in place, the Regulated Services Group is in the process of seeking approval for such mechanisms, as needed.  The Regulated Services Group will seek recovery of the incremental impacts in future proceedings.

26 Algonquin 2020 annual report - Management Discussion & Analysis

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Regulatory Proceedings related to Acquisitions:
New York American Water
On November 20, 2019, LUCo entered a stock purchase agreement (the "SPA") with American Water Works Company Inc. ("American Water") to purchase all of the outstanding shares of New York American Water Company ("New York American Water").  New York American Water is a regulated water and wastewater utility serving customers across seven counties in southeastern New York.  The SPA has an initial termination date of June 30, 2021.  Either party may extend the SPA beyond June 30, 2021.  The ultimate termination date is December 31, 2021, if not bilaterally amended.
On February 28, 2020, the Company and American Water filed a joint petition with the New York State Public Service Commission ("NYSPSC") for approval of the acquisition.  An evidentiary hearing on that joint petition has not yet been set by the Administrative Law Judge.   A procedural conference has been scheduled for March 11, 2021 with a tentative hearing date set for May 17, 2021.  The transaction is expected to close in 2021 and remains subject to regulatory approval and other closing conditions under the SPA.
On November 4, 2020, the Governor of the State of New York presented proposed legislation to the New York Legislature.  This new legislation proposes to, among other things, amend the utility franchise revocation process for recurring failures to provide safe and adequate service and require the NYSPSC to undertake a study to determine whether a municipal takeover of the private water system in Nassau County would provide better service to residents of Nassau County.   On February 3, 2021, the Governor of New York directed the Special Counsel for Ratepayer Protection at the NYSPSC to commence a municipalization feasibility study regarding a public takeover of New York American Water with the study to be completed by April 1, 2021 and with opportunities for public comment and public hearings.  The Company will monitor that study and related processes and its impact on New York American Water and the Company, if any.

Tax Cuts and Jobs Act (“TCJA”)
Empire
On July 23, 2020, an Amended Report and Order was issued by the MPSC approving Empire's Excess Accumulated Deferred Income Tax (“Excess ADIT”) balance of $126.8 million.  Three years of amortization period for unprotected Excess ADIT and Average Rate Assumption Method ("ARAM") for protected Excess ADIT was approved. For 2020, total amortization of $3.2 million of Excess ADIT was refunded to customers.
Furthermore, in the last GRC, the MPSC had directed Empire to establish a regulatory liability to address the impact of the TCJA on Empire’s rates from the date of the tax rate reduction to the effective date of lower base rates for Empire (January 1, 2018 to August 30, 2018), also known as the stub period. The MPSC ordered Empire to defer approximately $11.7 million of stub period tax savings benefits (stub period revenue) on its balance sheet as a regulatory liability. In this GRC, the MPSC ordered Empire to amortize the TCJA stub period revenue over five years for an annual amount of $2.3 million to be refunded to customers, effective September 16, 2020.
CalPeco Electric System
On September 2, 2020, an Order was issued approving $4.5 million in Excess ADIT with an amortization period of 42.4 years.  A total of $0.2 million in Excess ADIT was refunded to customers in 2020.
Apple Valley and Park Water Systems
On October 2, 2020, an Order was issued deferring the Excess ADIT balance to be settled in the GRC. Preliminary estimated Excess ADIT balance of $3.4 million for the Park Water System and $4.6 million for the Apple Valley Water System were adopted in this GRC to be refunded to rate payers. Estimated Excess ADIT will be amortized using the straight line method and reconciled in the next GRC. A total of $0.5 million in Excess ADIT was refunded to customers in 2020.

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RENEWABLE ENERGY GROUP

2020 Electricity Generation Performance
	Long Term Average Resource	Three Months Ended December 31		Long Term Average Resource	Twelve Months Ended December 31
(Performance in GW-hrs sold)		2020	2019		2020	2019
Hydro Facilities:
Maritime Region	37.6	41.8	35.8	148.2	119.4	132.7
Quebec Region	72.6	80.6	72.7	273.3	281.7	270.8
Ontario Region	26.2	27.7	22.2	120.4	104.1	103.4
Western Region	12.6	7.0	13.3	65.0	63.2	65.5
	149.0	157.1	144.0	606.9	568.4	572.4
Canadian Wind Facilities:
St. Damase	22.7	21.9	20.5	76.9	76.9	76.7
St. Leon	121.4	119.4	112.4	430.2	427.5	404.0
Red Lily[1]	24.1	25.6	23.4	88.5	92.1	81.8
Morse	30.5	31.6	25.9	108.8	111.2	96.4
Amherst	67.9	70.6	67.0	229.8	216.3	223.4
	266.6	269.1	249.2	934.2	924.0	882.3
U.S. Wind Facilities:
Sandy Ridge	43.6	41.1	31.9	158.3	143.8	126.5
Minonk	189.8	195.1	193.7	673.7	618.5	654.6
Senate	140.0	142.2	131.1	520.4	501.8	506.0
Shady Oaks	100.5	102.9	97.7	355.6	319.6	345.8
Odell	238.0	212.8	224.9	831.8	795.3	748.1
Deerfield	167.9	174.2	163.9	546.0	541.0	522.6
Sugar Creek[4]	123.9	62.8	—	123.9	62.8	—
Maverick Creek[5]	295.2	137.8	—	295.2	137.8	—
	1,298.9	1,068.9	843.2	3,504.9	3,120.6	2,903.6
Solar Facilities:
Cornwall	2.2	1.9	1.8	14.7	14.7	15.0
Bakersfield	13.0	11.0	12.2	77.2	64.5	68.6
Great Bay[3]	37.6	40.3	24.2	190.2	171.6	134.2
	52.8	53.2	38.2	282.1	250.8	217.8
Renewable Energy Performance	1,767.3	1,548.3	1,274.6	5,328.1	4,863.8	4,576.1

Thermal Facilities:
Windsor Locks	N/A2	34.0	28.0	N/A2	122.1	115.3
Sanger	N/A2	25.5	17.8	N/A2	59.6	57.6
		59.5	45.8		181.7	172.9
Total Performance		1,607.8	1,320.4		5,045.5	4,749.0

1	AQN owns a 75% equity interest but accounts for the facility using the equity method. The production figures represent full energy produced by the facility.
2	Natural gas fired co-generation facility.
3	The Great Bay II Solar Facility achieved partial completion on April 15, 2020 and COD on August 13, 2020.
4	Achieved COD on November 9, 2020. The LTAR (as defined herein) noted above represents all production from the date of COD.
5	Achieved partial completion on November 6, 2020. The LTAR noted above represents all production from the date of partial completion.

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2020 Fourth Quarter Renewable Energy Group Performance
For the three months ended December 31, 2020, the Renewable Energy Group generated 1,607.8 GW-hrs of electricity as compared to 1,320.4 GW-hrs during the same period of 2019.
For the three months ended December 31, 2020, the hydro facilities generated 157.1 GW-hrs of electricity as compared to 144.0 GW-hrs produced in the same period in 2019, an increase of 9.1%.  Electricity generated represented 105.4% of long-term average resources ("LTAR") as compared to 96.6% during the same period in 2019.  During the quarter, all regions except the Western Region were above their respective LTAR.
For the three months ended December 31, 2020, the wind facilities produced 1,338.0 GW-hrs of electricity as compared to 1,092.4 GW-hrs produced in the same period in 2019, an increase of 22.5%.  The increase in production is primarily due to the addition of the Sugar Creek Wind Facility which achieved COD on November 9, 2020, and the Maverick Creek Wind Facility which achieved partial completion on November 6, 2020.  The wind facilities (excluding Sugar Creek and Maverick Creek) generated electricity equal to 99.2% of LTAR as compared to 95.3% during the same period in 2019.
For the three months ended December 31, 2020, the solar facilities generated 53.2 GW-hrs of electricity as compared to 38.2 GW-hrs of electricity in the same period in 2019, an increase of 39.3%.  The increase in production is primarily due to the addition of the Great Bay II Solar Facility which achieved partial completion on April 15, 2020 and COD on August 13, 2020.  The solar facilities (excluding Great Bay II) generated electricity equal to 93.9% of LTAR as compared to 93.4% in the same period in 2019.
For the three months ended December 31, 2020, the thermal facilities generated 59.5 GW-hrs of electricity as compared to 45.8 GW-hrs of electricity during the same period in 2019.  During the same period, the Windsor Locks Thermal Facility generated 140.8 billion lbs of steam as compared to 153.7 billion lbs of steam during the same period in 2019.
2020 Annual Renewable Energy Group Performance
For the twelve months ended December 31, 2020, the Renewable Energy Group generated 5,045.5 GW-hrs of electricity as compared to 4,749.0 GW-hrs during the same period in 2019.
For the twelve months ended December 31, 2020, the hydro facilities generated 568.4 GW-hrs of electricity as compared to 572.4 GW-hrs produced in the same period in 2019, a decrease of 0.7%.  Electricity generated represented 93.7% of LTAR as compared to 94.3% during the same period in 2019.
For the twelve months ended December 31, 2020, the wind facilities produced 4,044.6 GW-hrs of electricity as compared to 3,785.9 GW-hrs produced in the same period in 2019, an increase of 6.8%.  The increase in production is primarily due to the addition of the Sugar Creek Wind Facility which achieved COD on November 9, 2020, and the Maverick Creek Wind Facility which achieved partial completion on November 6, 2020.  The wind facilities (excluding Sugar Creek and Maverick Creek Wind Facility) generated electricity equal to 95.6% of LTAR as compared to 94.2% during the same period in 2019.
For the twelve months ended December 31, 2020, the solar facilities generated 250.8 GW-hrs of electricity as compared to 217.8 GW-hrs of electricity produced in the same period in 2019, an increase of 15.2%.  The increase in production is primarily due to the addition of the Great Bay II Solar Facility which achieved partial completion on April 15, 2020 and COD on August 13, 2020.  The solar facilities (excluding Great Bay II) generated electricity equal to 90.8% of LTAR as compared to 94.5% in the same period in 2019.
For the twelve months ended December 31, 2020, the thermal facilities generated 181.7 GW-hrs of electricity as compared to 172.9 GW-hrs of electricity during the same period in 2019.  For the twelve months ended December 31, 2020, the Windsor Locks Thermal Facility generated 571.2 billion lbs of steam as compared to 555.4 billion lbs of steam during the same period in 2019.

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2020 Renewable Energy Group Operating Results
	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2020	2019	2020	2019
Revenue[1]
Hydro	$10.8	$10.4	$39.8	$40.3
Wind	51.0	49.4	166.0	153.3
Solar	3.4	2.8	19.7	18.6
Thermal	8.5	8.1	30.6	32.9
Total Revenue	$73.7	$70.7	$256.1	$245.1
Less:
Cost of Sales - Energy[2]	(1.4)	(0.9)	(5.1)	(4.3)
Cost of Sales - Thermal	(3.5)	(3.2)	(11.5)	(13.0)
Realized loss on hedges[3]	(0.2)	—	(1.1)	(0.2)
Net Energy Sales[7]	$68.6	$66.6	$238.4	$227.6
Renewable Energy Credits[4]	4.1	2.8	12.4	10.1
Other Revenue	0.1	0.8	1.9	1.4
Total Net Revenue	$72.8	$70.2	$252.7	$239.1
Expenses & Other Income
Operating expenses	(18.8)	(19.2)	(75.0)	(74.7)
Dividend, interest, equity and other income[5]	30.1	20.2	96.9	104.0
HLBV income[8]	18.8	14.7	62.6	59.2
Divisional Operating Profit[6,7]	$102.9	$85.9	$337.2	$327.6

1
Many of the Renewable Energy Group's PPAs include annual rate increases.  However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.

2
Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.

3	See Note 24(b)(iv) in the annual consolidated financial statements.
4
Qualifying renewable energy projects receive RECs for the generation and delivery of renewable energy to the power grid.  The energy credit certificates represent proof that 1 MW-hr of electricity was generated from an eligible energy source.

5	Includes dividends received from Atlantica and related parties (see Note 8 and 16 in the annual consolidated financial statements).
6	Certain prior year items have been reclassified to conform to current year presentation.
7	See Non-GAAP Financial Measures.
8 HLBV Income and PTCs
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
PTCs are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes.  For the three and twelve months ended December 31, 2020, the Renewable Energy Group's eligible facilities generated 765.4 and 2,600.4 GW-hrs representing approximately $19.1 million and $65.0 million in PTCs earned as compared to 745.5 and 2,557.8 GW-hrs representing $18.6 million and $63.9 million in PTCs earned during the same period in 2019.  The majority of the PTCs have been allocated to tax equity investors to monetize the value to AQN of the PTCs and other tax attributes which are being recognized as HLBV income.

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2020 Fourth Quarter Operating Results
For the three months ended December 31, 2020, the Renewable Energy Group's facilities generated $102.9 million of operating profit as compared to $85.9 million during the same period in 2019, which represents an increase of $17.0 million or 19.8%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:
(all dollar amounts in $ millions)	Three Months Ended December 31
Prior Period Divisional Operating Profit	$85.9
Existing Facilities and Investments
Hydro: Decrease is primarily due to lower production in the Western Region and unfavourable pricing in the Maritime Region.	(0.5)
Wind Canada: Increase is primarily due to higher production.	1.2
Wind U.S.: Increase is primarily due to higher production, partially offset by an increase in operating costs.	4.0
Solar: Increase is primarily due to favourable REC pricing at the Great Bay I Solar Facility, partially offset by lower HLBV income.	0.1
Thermal: Decrease is primarily due lower REC revenue at the Windsor Locks Thermal Facility as well as higher overall cost of fuel at the Sanger Thermal Facility.	(0.8)
Investments: Decrease is primarily due to lower dividends related to AQN's investment in AYES Canada[1].	(0.9)
Other: Increase is primarily from higher equity income and reimbursements from AAGES as well as higher capitalized development expenses.	12.3
15.4
New Facilities and Investments
Solar: Great Bay II Solar Facility achieved COD in August 2020.	1.3
1.3
Foreign Exchange	0.3
Current Period Divisional Operating Profit[2]	$102.9

1	See Note 8 and 16 in the annual consolidated financial statements.
2	See Non-GAAP Financial Measures.

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2020 Annual Operating Results
For the twelve months ended December 31, 2020, the Renewable Energy Group's facilities generated $337.2 million of operating profit as compared to $327.6 million during the same period in 2019, which represents an increase of $9.6 million or 2.9%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:
(all dollar amounts in $ millions)	Twelve Months Ended December 31
Prior Period Divisional Operating Profit	$327.6
Existing Facilities
Hydro: Decrease is primarily due to unfavourable pricing at the Western and Maritime Regions, as well as lower overall production.	(1.4)
Wind Canada: Increase is primarily due to higher production, partially offset by an increase in operating costs.	1.5
Wind U.S.: Increase is primarily due to overall favourable energy and REC pricing, higher overall production as well as higher HLBV income, partially offset by an increase in operating costs.	7.8
Solar: Decrease is primarily due to lower overall HLBV income as all tax attributes at the Bakersfield I Solar Facility have been fully recognized.	(3.5)
Thermal: Decrease is primarily due to unfavourable energy and capacity pricing as well as lower REC revenue at the Windsor Locks Thermal Facility, partially offset by overall lower cost of fuel.	(2.0)
Investments: Decrease is primarily due to lower cash distributions and timing of a dividend received in the second quarter of 2019 related to AQN's investment in AYES Canada[1].	(3.3)
Other: Increase is primarily from higher equity income and reimbursements from AAGES as well as higher capitalized development expenses.	4.9
4.0
New Facilities and Investments
Solar: Great Bay II Solar Facility achieved COD in August 2020.	3.8
3.8
Foreign Exchange	1.8
Current Period Divisional Operating Profit[2]	$337.2

1	See Note 8 and 16 in the annual consolidated financial statements.
2	See Non-GAAP Financial Measures.

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AQN: CORPORATE AND OTHER EXPENSES
	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2020	2019	2020	2019
Corporate and other expenses:
Administrative expenses	$12.4	$15.2	$59.5	$56.8
Loss (gain) on foreign exchange	3.5	3.1	(2.1)	3.1
Interest expense	45.3	47.4	181.9	181.5
Depreciation and amortization	88.0	77.7	314.1	284.3
Change in value of investments carried at fair value	(464.0)	(98.1)	(559.7)	(278.1)
Interest, dividend, equity, and other income[1]	(0.6)	(0.4)	(2.1)	(1.6)
Pension and post-employment non-service costs	4.7	7.3	14.1	17.3
Other net losses	16.6	12.6	61.3	26.7
Loss (gain) on derivative financial instruments	0.8	(0.5)	(1.0)	(16.1)
Income tax expense	51.1	12.5	64.6	70.1

1	Excludes income directly pertaining to the Regulated Services and Renewable Energy Groups (disclosed in the relevant sections).
2020 Fourth Quarter Corporate and Other Expenses
For the three months ended December 31, 2020, administrative expenses totaled $12.4 million as compared to $15.2 million in the same period in 2019.  The decrease was primarily due to lower travel costs and other administration expenses, partially offset by an increase in payroll and professional expenses.
For the three months ended December 31, 2020, interest expense totaled $45.3 million as compared to $47.4 million in the same period in 2019.  The decrease was primarily due to lower reference rates on floating rate debt, partially offset by the acquisitions of Ascendant and ESSAL.
For the three months ended December 31, 2020, depreciation expense totaled $88.0 million as compared to $77.7 million in the same period in 2019.  The increase was primarily due to higher overall property, plant and equipment, and the acquisitions of Ascendant and ESSAL.
For the three months ended December 31, 2020, change in investments carried at fair value totaled a gain of $464.0 million as compared to a gain of $98.1 million in 2019.  The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 8 in the annual consolidated financial statements).
For the three months ended December 31, 2020, pension and post-employment non-service costs totaled $4.7 million as compared to $7.3 million in 2019.  The decrease in 2020 was primarily due to lower expected return on assets in 2019 as well as lower cost of interest and higher amortization of actuarial losses in 2020.
For the three months ended December 31, 2020, other net losses were $16.6 million as compared to $12.6 million in the same period in 2019.  The net losses in 2020 were primarily due to management succession and retirement expenses, condemnation costs for Liberty Utilities (Apple Valley Ranchos Water) Corp., and acquisition costs related to Ascendant and ESSAL (see Note 19 in the annual consolidated financial statements).
For the three months ended December 31, 2020, loss on derivative financial instruments totaled $0.8 million as compared to a gain of $0.5 million in the same period in 2019.  The losses and gains in 2020 and 2019 were primarily related to mark-to-markets on energy derivatives.
For the three months ended December 31, 2020, an income tax expense of $51.1 million was recorded as compared to an income tax expense of $12.5 million during the same period in 2019. The increase in income tax expense was primarily due to the change in fair value associated with the investment in Atlantica, partially offset by tax credits earned. Tax credits can significantly affect the Company's effective income tax rate depending on the amount of pretax income.  For the three months ended December 31, 2020, the Company accrued $15.0 million of ITCs and PTCs associated with renewable energy projects that have been placed in service by the end of 2020.

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2020 Annual Corporate and Other Expenses
During the twelve months ended December 31, 2020, administrative expenses totaled $59.5 million as compared to $56.8 million in the same period in 2019.  The increase primarily relates to increase in payroll, professional expenses, and additional costs incurred to administer AQN's operations as a result of the Company's growth.
For the twelve months ended December 31, 2020, interest expense totaled $181.9 million as compared to $181.5 million in the same period in 2019.  The increase was primarily due to the issuance of subordinated unsecured notes in May of 2019, an increase in funds drawn on credit facilities and commercial paper issued and the acquisitions of Ascendant and ESSAL, partially offset by lower reference rates on floating rate debt.
For the twelve months ended December 31, 2020, depreciation expense totaled $314.1 million as compared to $284.3 million in the same period in 2019.  The increase is primarily due to the timing of the Amherst Island Wind Facility consolidation as well as the acquisitions of the New Brunswick Gas, St. Lawrence Gas Systems, Ascendant and ESSAL.
For the twelve months ended December 31, 2020, change in investments carried at fair value totaled a gain of $559.7 million as compared to a gain of $278.1 million in the same period in 2019.  The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 8 in the annual consolidated financial statements).
For the twelve months ended December 31, 2020, pension and post-employment non-service costs totaled $14.1 million as compared to $17.3 million in the same period in 2019.  The decrease in 2020 is primarily due to a lower expected return on assets in 2019 as well as lower cost of interest and higher amortization of net actuarial losses in 2020.
For the twelve months ended December 31, 2020, other net losses were $61.3 million as compared to $26.7 million in the same period in 2019.  The net losses in 2020 were primarily due to management succession and retirement expenses, adjustments related to U.S. Tax Reform, condemnation costs for Liberty Utilities (Apple Valley Ranchos Water) Corp., costs related to the Granite Bridge Project and acquisition costs related to Ascendant and ESSAL (see Note 19 in the annual consolidated financial statements).
For the twelve months ended December 31, 2020, the gain on derivative financial instruments totaled $1.0 million as compared to a gain of $16.1 million in the same period in 2019.  The gains in 2020 were primarily related to the amortization of gains frozen in accumulated other comprehensive income as a result of hedge dedesignation when the Company's functional currency was changed. The gain in 2019 was primarily related to the discontinuation of hedge accounting on energy derivatives as a result of the Sugar Creek Wind Project sale to AAGES (see Note 24(b)(ii) in the annual consolidated financial statements).
An income tax expense of $64.6 million was recorded in the twelve months ended December 31, 2020, as compared to an income tax expense of $70.1 million during the same period in 2019.  The decrease in income tax expense was primarily due to tax credits earned, tax benefits associated with higher corporate and other expenses partially offset by the change in fair value associated with the investment in Atlantica and a one-time income tax expense related to U.S. Tax Reform.  Tax credits can significantly affect the Company's effective income tax rate depending on the amount of pretax income.  For the twelve months ended December 31, 2020, the Company has earned $40.2 million of ITCs and PTCs associated with renewable energy projects that have been placed in service by the end of 2020.  On April 8, 2020, the IRS issued final regulations with respect to rules regarding certain hybrid arrangements as a result of U.S. Tax Reform.  As a result of the final regulations, the Company has recorded a one-time income tax expense of $9.3 million in the twelve months ended December 31, 2020, to reverse the benefit of deductions taken in the prior year (see Note 18 in the annual consolidated financial statements).

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NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations.  This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN.  Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2020	2019	2020	2019
Net earnings attributable to shareholders	$504.2	$172.1	$782.5	$530.9
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	3.1	(3.7)	14.9	19.1
Income tax expense	51.1	12.5	64.6	70.1
Interest expense	45.3	47.4	181.9	181.5
Other net losses[3]	16.6	12.6	61.3	26.7
Pension and post-employment non-service costs	4.7	7.3	14.1	17.3
Change in value of investments carried at fair value[2]	(464.0)	(98.1)	(559.7)	(278.1)
Loss (gain) on derivative financial instruments	0.8	(0.5)	(1.0)	(16.1)
Realized loss on energy derivative contracts	(0.2)	—	(1.1)	(0.2)
Loss (gain) on foreign exchange	3.5	3.1	(2.1)	3.1
Depreciation and amortization	88.0	77.7	314.1	284.3
Adjusted EBITDA	$253.1	$230.4	$869.5	$838.6

1
HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities.  HLBV earned in the three and twelve months ended December 31, 2020 amounted to $20.4 million and $69.5 million, respectively as compared to $16.0 million and $65.0 million, respectively, during the same period in 2019.

2	See Note 8 in the annual consolidated financial statements.
3	See Note 19 in the annual consolidated financial statements.

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Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations.  This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN.  Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:
	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions except per share information)	2020	2019	2020	2019
Net earnings attributable to shareholders	$504.2	$172.1	$782.5	$530.9
Add (deduct):
Loss (gain) on derivative financial instruments	0.8	(0.5)	(1.0)	(0.3)
Realized loss on energy derivative contracts	(0.2)	—	(1.1)	(0.2)
Other net losses[2]	16.6	12.5	61.3	26.7
Loss (gain) on foreign exchange	3.5	3.0	(2.1)	3.1
Change in value of investments carried at fair value[1]	(464.0)	(98.1)	(559.7)	(278.1)
Other non-recurring adjustments	—	2.2	1.0	2.2
Adjustment for taxes related to above[3]	66.1	12.4	84.9	37.0
Adjusted Net Earnings	$127.0	$103.6	$365.8	$321.3
Adjusted Net Earnings per share	$0.21	$0.20	$0.64	$0.63

1	See Note 8 in the annual consolidated financial statements.
2	See Note 19 in the annual consolidated financial statements.
3	Includes a one-time tax expense of $9.3 million to reverse the benefit of deductions taken in the prior year. See Note 18 in the annual consolidated financial statements.
For the three months ended December 31, 2020, Adjusted Net Earnings totaled $127.0 million as compared to Adjusted Net Earnings of $103.6 million for the same period in 2019, an increase of $23.4 million.
For the twelve months ended December 31, 2020, Adjusted Net Earnings totaled $365.8 million as compared to Adjusted Net Earnings of $321.3 million for the same period in 2019, an increase of $44.5 million.
The COVID-19 pandemic and resulting business suspensions and shutdowns have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers.  As a result of the decreased demand, Adjusted Net Earnings were negatively impacted for both the three and twelve months ended December 31, 2020, in the estimated amount of approximately $0.5 million and $10.9 million or approximately $0.02 annually on Adjusted Net Earnings per share1.
Adjusted Net Earnings per share of $0.64 for the twelve months ended December 31, 2020 is slightly below the Company's previously disclosed expected range of $0.65 - $0.70 due to, among other things (i) the acquisition of Ascendant closing in November 2020 rather than September 2020 as previously assumed and (ii) unfavourable weather experienced for the three months ended December 31, 2020.

1 The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

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Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows.  This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN.  Investors are cautioned that this measure should not be construed as an alternative to cash flows from operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash flows from operating activities to Adjusted Funds from Operations exclusive of these items:
	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2020	2019	2020	2019
Cash flows from operating activities	$174.0	$167.5	$505.2	$611.3
Add (deduct):
Changes in non-cash operating items	(2.8)	(29.8)	77.5	(60.3)
Production based cash contributions from non-controlling interests	—	—	3.4	3.6
Acquisition-related costs	8.1	6.4	14.1	11.6
Adjusted Funds from Operations	$179.3	$144.1	$600.2	$566.2
For the three months ended December 31, 2020, Adjusted Funds from Operations totaled $179.3 million as compared to Adjusted Funds from Operations of $144.1 million for the same period in 2019, an increase of $35.2 million.
For the twelve months ended December 31, 2020, Adjusted Funds from Operations totaled $600.2 million as compared to Adjusted Funds from Operations of $566.2 million for the same period in 2019, an increase of $34.0 million.
CORPORATE DEVELOPMENT ACTIVITIES
The Company undertakes development activities working with a global reach to identify, develop, and construct both regulated and non-regulated renewable power generating facilities, power transmission lines, water infrastructure assets, and other complementary infrastructure projects as well as to invest in local utility electric, natural gas and water distribution systems.
The Company has identified a development pipeline of approximately $9.4 billion consisting of approximately $6.3 billion of investments in its Regulated Services Group and approximately $3.1 billion of investments in its Renewable Energy Group from 2021 through the end of 2025.
AQN pursues investment opportunities with an objective to maintain its business mix in approximately the same proportion as currently exists between its Regulated Services Group and Renewable Energy Group and within credit metrics expected to maintain its current credit ratings.  The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
See COVID-19 and Enterprise Risk Management in this MD&A for a description of certain of the impacts that COVID-19 has had, and may in the future have, on the Company’s development and construction projects.
Mid-West Wind Development Project
In 2017, the Regulated Services Group presented a plan to the necessary public utility commissions for an investment in up to 600 MW of strategically located wind energy generation which is forecast to reduce energy costs for its customers.  The plan was subsequently revised to consist of the development of an approximately 300 MW wind project in southeastern Kansas (Neosho Ridge), and two approximately 150 MW wind projects in southwestern Missouri (North Fork Ridge and Kings Point).
On May 9, 2019, the Arkansas Public Service Commission ("APSC") issued its order allowing the commencement of construction of the projects.  In the fourth quarter of 2018, Empire applied to the MPSC for approval of certificates of CC&N for the projects.  The MPSC issued an order approving the CC&N application, effective June 29, 2019. On December 30, 2020, the APSC issued an order approving Empire's acquisition of the three wind projects.  On January 5, 2021, the Federal Energy Regulatory Commission ("FERC") approved Empire's acquisition of the North Fork Ridge Wind Project, on January 22, 2021 approved Empire's acquisition of the Neosho Ridge Wind Project, and on February 12, 2021 approved Empire's acquisition of the Kings Point Wind Project.

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On December 31, 2020, the 150 MW North Fork Ridge Wind Facility achieved COD. Empire closed the acquisition of the North Fork Ridge Wind Facility on January 27, 2021.
Empire is party to contracts to acquire the Neosho Ridge and Kings Point wind projects upon completion. Turbine installation is nearing completion, and project commissioning is underway, at these two sites.
SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES
	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2020	2019	2020	2019
Regulated Services Group
Rate Base Maintenance	$54.7	$51.9	$210.8	$194.5
Rate Base Growth	242.0	185.1	537.4	373.5
Property, Plant & Equipment Acquired[1]	656.5	186.2	656.5	186.6
	$953.2	$423.2	$1,404.7	$754.6

Renewable Energy Group
Maintenance	$11.4	$12.5	$27.5	$37.3
Investment in Capital Projects[2]	(126.4)	(47.1)	103.3	425.8
International Investments	(11.9)	28.0	10.3	122.2
	$(126.9)	$(6.6)	$141.1	$585.3

Total Capital Expenditures	$826.3	$416.6	$1,545.8	$1,339.9

1	Property, Plant & Equipment acquired through acquisitions.
2
Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that may have been jointly developed by the Company with another third party developer.

2020 Fourth Quarter Property Plant and Equipment Expenditures
During the three months ended December 31, 2020, the Regulated Services Group invested $953.2 million ($296.7 million excluding acquisitions) in capital expenditures as compared to $423.2 million ($237.0 million excluding acquisitions) during the same period in 2019.  The Regulated Services Group's investment was primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of the electric and gas systems. Property, plant and equipment acquired of $656.5 million related to the acquisitions of Ascendant and ESSAL.
During the three months ended December 31, 2020, the Renewable Energy Group's incurred capital expenditures to fund the Maverick Creek, Sugar Creek, and Blue Hill Wind Projects, and the Altavista, Dimension and Carvers Creek Solar Projects, as well as ongoing maintenance capital at existing operating sites.  During the three months ended December 31, 2020, the Blue Hill Wind and Altavista Solar joint ventures reimbursed the Company for funds previously advanced.  As a result, the Renewable Energy Group recorded net capital reimbursements of $126.9 million as compared to $6.6 million during the same period in 2019.
2020 Annual Property Plant and Equipment Expenditures
During the twelve months ended December 31, 2020, the Regulated Services Group invested $1,404.7 million in capital expenditures as compared to $754.6 million during the same period in 2019.  The Regulated Services Group's investment was primarily related to the construction of transmission and distribution main replacements, the completion and start of work on new and existing substation assets, initiatives relating to the safety and reliability of the electric and gas systems, and additional investments in the Mid-West Wind Development Projects.  Property, plant and equipment acquired of $656.5 million related to the acquisitions of Ascendant and ESSAL.
During the twelve months ended December 31, 2020, the Renewable Energy Group incurred capital expenditures of $141.1 million as compared to $585.3 million during the same period in 2019.  The Renewable Energy Group's investment was primarily related to the development costs of the Altavista, Great Bay II, Dimension and Carvers Creek Solar Projects, the Maverick Creek, Sugar Creek, and Blue Hill Wind Projects, investments in an international solar project and ongoing sustaining capital at existing operating sites.

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2021 Capital Investments
The following discussion should be read in conjunction with the Forward-Looking Statements and Forward-Looking Information section of this MD&A.
Over the course of the 2021 financial year, the Company expects to spend between $4.0 billion to $4.5 billion on capital investment opportunities. Actual expenditures in 2021 may vary due to, among other things, the impacts of COVID-19 and related response measures, the timing of various project investments and acquisitions, and the realized foreign exchange rates.
Ranges of expected capital investment in the 2021 financial year are as follows:
(all dollar amounts in $ millions)
Regulated Services Group:
Rate Base Maintenance	$250.0	-	$300.0
Rate Base Growth	1,750.0	-	1,825.0
Rate Base Acquisitions	600.0	-	625.0
Total Regulated Services Group:	$2,600.0	-	$2,750.0

Renewable Energy Group:
Maintenance	$25.0	-	$50.0
Investment in Capital Projects	1,250.0	-	1,550.0
International Investments	125.0	-	150.0
Total Renewable Energy Group:	$1,400.0	-	$1,750.0

Total 2021 Capital Investments	$4,000.0	-	$4,500.0
The Regulated Services Group expects to spend between $2,600.0 million to $2,750.0 million over the course of 2021 in an effort to expand operations, improve the reliability of the utility systems and broaden the technologies used to better serve its service areas. Project spending includes capital for structural improvements, specifically in relation to refurbishing substations, replacing poles and wires, drilling and equipping aquifers, main replacements, and reservoir pumping stations.  The Regulated Services Group also expects to close the acquisitions of New York American Water and the Neosho Ridge and Kings Point Wind Projects in 2021.
The Renewable Energy Group intends to spend between $1,400.0 million to $1,750.0 million over the course of 2021 to develop or further invest in capital projects, primarily in relation to: (i) the acquisition of its joint venture partners' interest in the Maverick Creek and Sugar Creek Wind Projects and the Altavista Solar Project, and acquisition of the Texas Coastal Wind Facilities, (ii) development and construction (as applicable) of the Renewable Energy Group's wind and solar projects, and (iii) incremental international investments which includes an investment of approximately $132.7 million of additional ordinary shares of Atlantica purchased through a subscription agreement that was completed in early 2021 (see Note 8 (b) in the annual consolidated financial statements).  Furthermore, the Renewable Energy Group plans to spend $25.0 million to $50.0 million on various operational solar, thermal, and wind assets to maintain safety, regulatory, and operational efficiencies.
The Company expects to fund its 2021 capital plan through a combination of retained cash, tax equity funding, senior notes, bank revolving and term credit facilities, and common equity or equity linked instruments.

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LIQUIDITY AND CAPITAL RESERVES
AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group and the Renewable Energy Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at December 31, 2020:
	As at December 31, 2020						As at Dec 31, 2019
(all dollar amounts in $ millions)	Corporate		Regulated Services Group	Renewable Energy Group		Total	Total
Credit facilities	$1,550.0	[1]	$1,175.0	$850.0	[2]	$3,575.0	$1,775.0
Funds drawn on facilities/ Commercial paper issued	(155.0)		(190.5)	—		(345.5)	(361.0)
Letters of credit issued	(13.9)		(43.3)	(384.2)		(441.4)	(216.8)
Liquidity available under the facilities	1,381.1		941.2	465.8		2,788.1	1,197.2
Undrawn Portion of Uncommitted Letter of Credit Facilities	(39.8)		—	(66.0)		(105.8)	(149.9)
Cash on hand						101.6	62.5
Total Liquidity and Capital Reserves	$1,341.3		$941.2	$399.8		$2,783.9	$1,109.8

[1]	Includes a $50 million uncommitted standalone letter of credit facility.
[2]	Includes a $350 million uncommitted standalone letter of credit facility.
Corporate
As at December 31, 2020, the Company's $500 million senior unsecured credit facility with a syndicate of banks (the "Corporate Credit Facility") had $155.0 million drawn and had $3.7 million of outstanding letters of credit.  The Company has also issued $10.2 million of letters of credit from its $50 million uncommitted bi-lateral letter of credit facility.  The Corporate Credit Facility matures on July 12, 2024.
Given the uncertainty around the length and extent of public health measures to address the COVID-19 pandemic and uncertainty around the extent of the impact on capital markets, the Company and its subsidiaries secured additional liquidity as an additional margin of safety intended to ensure the Company could continue to move forward with its capital expenditure program and committed acquisitions independent of the state of the capital markets.  The additional liquidity was in the form of (i) a $865.0 million delayed draw non-revolving term credit facility with a syndicate of banks entered into on April 9, 2020 and maturing on April 8, 2021; and (ii) a $135.0 million bilateral delayed draw non-revolving term facility entered into on April 13, 2020 and maturing on April 12, 2021 (collectively, the "Corporate Delayed Draw Facilities").  On October 5, 2020, the two Corporate Delayed Draw Facilities were replaced with a syndicated $1.0 billion revolving credit facility (the "Corporate Liquidity Facility") maturing December 31, 2021.  As at December 31, 2020, there were no amounts drawn on the Corporate Liquidity Facility.  The Regulated Services Group also entered into a $600.0 million delayed draw non-revolving term credit facility with a syndicate of banks that matures on April 9, 2021 (the "Regulated Services Delayed Draw Facility").  On October 5, 2020, the Regulated Services Group also replaced the Regulated Services Delayed Draw Facility with a syndicated $600.0 million revolving credit facility (the "Regulated Services Liquidity Facility") maturing on December 31, 2021.  As at December 31, 2020, there were no amounts drawn on the Regulated Services Liquidity Facility.
Regulated Services Group
As at December 31, 2020, the Regulated Services Group's $500.0 million senior unsecured syndicated revolving credit facility (the "Regulated Services Credit Facility") had no amounts drawn and had $43.3 million of outstanding letters of credit.  The Regulated Services Credit Facility matures on February 23, 2023.  As at December 31, 2020, $122.0 million of commercial paper was also issued and outstanding.
Through the acquisition of Ascendant on November 9, 2020, the Regulated Services Group acquired a $75.0 million senior unsecured revolving credit facility ("BELCO Credit Facility").  As at December 31, 2020, the BELCO Credit Facility had $68.5 million drawn.  The BELCO Credit Facility matures on June 30, 2021.

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Renewable Energy Group
As at December 31, 2020, the Renewable Energy Group's bank lines consisted of a $500.0 million senior unsecured syndicated revolving credit facility (the "Renewable Energy Credit Facility") maturing on October 6, 2023 and a $350.0 million letter of credit facility ("Renewable Energy LC Facility") maturing on June 30, 2021.  As at December 31, 2020, the Renewable Energy Credit Facility had no amounts drawn and had $100.3 million in outstanding letters of credit.  As at December 31, 2020, the Renewable Energy LC Facility had $284.0 million in outstanding letters of credit.
Long Term Debt
On February 15, 2020, the Company repaid, upon its maturity, a $6.5 million secured utility bond.
On April 30, 2020, the Company repaid, upon its maturity, a $100.0 million unsecured note.
On June 1, 2020, the Company repaid, upon its maturity, a $100.0 million secured utility bond.
On July 31, 2020, the Company repaid, upon its maturity, a $25.0 million unsecured note.
On December 22, 2020, the Company repaid, upon its maturity, a $25.0 million unsecured utility note.
On December 29, 2020, the Company repaid, upon its maturity, a $45.0 million unsecured utility note.
Issuance of Senior Notes
On February 14, 2020, Liberty Utilities (Canada) LP, the holding company of the New Brunswick Gas System, issued C$200.0 million of senior unsecured debentures bearing interest at 3.315% and with a maturity date of February 14, 2050. The debentures received a rating of BBB from DBRS.  The debentures represent Liberty Utilities (Canada) LP's inaugural offering with proceeds used to partially repay its parent company AQN for the purchase of the New Brunswick Gas System which occurred on October 1, 2019.
On September 23, 2020, Liberty Utilities Finance GP1, the financing affiliate for LUCo, completed its inaugural offering into the U.S. 144A market with the issuance of $600.0 million of green senior unsecured notes bearing interest at 2.050% and having a maturity date of September 15, 2030.  The Notes were priced at an issue price of 99.740% of their face value.  The Notes will rank equally with all of LUCo's existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of LUCo's future subordinated indebtedness.  The Notes were assigned ratings from Standard & Poor's ("S&P") and Fitch of BBB and BBB+ respectively.  The net proceeds from the offering were or will be, as applicable, used to finance or refinance wind energy projects and other eligible green investments.
Credit Ratings
AQN has a long term consolidated corporate credit rating of BBB from S&P, a BBB rating from DBRS and a BBB issuer rating from Fitch.
LUCo, the parent company for the U.S. regulated utilities under the Regulated Services Group, has a corporate credit rating of BBB from S&P and a BBB issuer rating from Fitch.  Debt issued by Liberty Utilities Finance GP1, has a rating of BBB (high) from DBRS, BBB+ from Fitch and BBB from S&P.  Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody's Investors Service, Inc.
Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS.
Algonquin Power Co. ("APCo"), the parent company for the U.S. and Canadian generating assets under the Renewable Energy Group, has a BBB issuer rating from S&P, a BBB issuer rating from DBRS and a BBB issuer rating from Fitch.

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Contractual Obligations
Information concerning contractual obligations as of December 31, 2020 is shown below:
(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$4,534.0	$334.4	$821.5	$285.6	$3,092.5
Advances in aid of construction	79.8	1.2	—	—	78.6
Interest on long-term debt obligations[2]	1,884.2	195.9	337.2	267.1	1,084.0
Purchase obligations	561.7	561.7	—	—	—
Environmental obligations	66.2	17.0	26.4	1.3	21.5
Derivative financial instruments:
Cross currency interest rate swaps	84.5	37.3	30.0	19.9	(2.7)
Interest rate swaps	19.3	2.7	4.3	4.4	7.9
Energy derivative and commodity contracts	6.5	1.9	(0.2)	0.9	3.9
Purchased power	318.7	45.1	53.5	52.7	167.4
Gas delivery, service and supply agreements	425.0	89.0	111.2	79.9	144.9
Service agreements	496.7	56.8	97.0	94.4	248.5
Capital projects	654.4	654.4	—	—	—
Land easements	229.4	6.7	13.7	14.0	195.0
Other obligations	216.2	79.2	6.6	5.2	125.2
Total Obligations	$9,576.6	$2,083.3	$1,501.2	$825.4	$5,166.7

1	Exclusive of deferred financing costs, bond premium/discount, fair value adjustments at the time of issuance or acquisition.
2	The Company's subordinated unsecured notes have a maturity in 2078 and 2079, respectively. However, the Company currently anticipates repaying in 2023 and 2029 upon exercising its redemption right.
Equity
The common shares of AQN are publicly traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the trading symbol "AQN".  As at March 3, 2021, AQN had 598,679,679 issued and outstanding common shares.
AQN may issue an unlimited number of common shares.  The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN.  All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.  As at December 31, 2020, AQN had outstanding:
•	4,800,000 cumulative rate reset Series A preferred shares, yielding 5.162% annually for the five-year period ending on December 31, 2023;
•	100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and
•	4,000,000 cumulative rate reset Series D preferred shares, yielding 5.091% annually for the five year period ending on March 31, 2024.
On July 17, 2020, AQN closed the sale of approximately 57.5 million of its common shares at a price of C$17.10 per share to a syndicate of underwriters and an institutional investor for gross proceeds of approximately C$982.7 million.  Approximately 37.0 million common shares, which included the exercise of an over-allotment option of approximately 4.8 million common shares, were sold to a syndicate of underwriters for gross proceeds of approximately C$633 million.  Approximately 20.5 million common shares were sold to an institutional investor for gross process of approximately C$350.0 million.  The net proceeds were or will be used (as applicable) to partially finance AQN's previously announced renewable development growth projects and for general corporate purposes.

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At-The-Market Equity Program
On May 15, 2020, AQN re-established its ATM program that allows the Company to issue up to $500 million of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States.  During the twelve months ended December 31, 2020, the Company issued 8,664,563 common shares under the ATM program at an average price of $13.92 per common share for gross proceeds of $120.6 million ($119.1 million net of commissions).  Other related costs, primarily related to the re-establishment of the ATM program, were $1.3 million.
As at March 4, 2021, the Company has issued a cumulative total of 10,421,362 common shares under its ATM program at an average price of $13.69 per share for gross proceeds of approximately $142.7 million ($140.8 million net of commissions).  Other related costs, primarily related to the establishment and subsequent re-establishment of the ATM program, were $3.4 million.
Dividend Reinvestment Plan
AQN has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of AQN.  As at December 31, 2020, 160,934,788 common shares representing approximately 27% of total common shares outstanding had been registered with the Reinvestment Plan.  During the three months ended December 31, 2020, 1,684,248 common shares were issued under the Reinvestment Plan, and subsequent to quarter-end, on January 15, 2021, an additional 1,403,635 common shares were issued under the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
For the twelve months ended December 31, 2020, AQN recorded $24.6 million in total share-based compensation expense as compared to $11.0 million for the same period in 2019.  The compensation expense is recorded as part of administrative expenses in the consolidated statement of operations, except for $12.6 million related to management succession and executive retirement expenses recorded in other net losses (see Note 19(b) in the consolidated financial statements).  The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at December 31, 2020, total unrecognized compensation costs related to non-vested share-based awards was $12.1 million and is expected to be recognized over a period of 1.71.
Stock Option Plan
AQN has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers.  Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
AQN determines the fair value of options granted using the Black-Scholes option-pricing model.  The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date.  During the twelve months ended December 31, 2020, the Company granted 999,962 options to executives of the Company.  The options allow for the purchase of common shares at a weighted average price of C$16.78, the market price of the underlying common share at the date of grant.  During the year ended December 31, 2020, executives of the Company exercised 2,386,275 stock options at a weighted average exercise price of C$12.52 in exchange for 748,786 common shares issued from treasury and 1,637,489 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
As at December 31, 2020, a total of 2,110,448 options were issued and outstanding under the stock option plan.
Performance and Restricted Share Units
AQN issues performance share units (“PSUs”) and restricted share units ("RSUs") to certain employees as part of AQN’s long-term incentive program.  During the twelve months ended December 31, 2020, the Company granted (including dividends and performance adjustments) a combined total of 1,313,171 PSUs and RSUs to employees of the Company.  During the twelve months ended December 31, 2020, the Company settled 968,470 PSUs, of which 507,611 PSUs were exchanged for common shares issued from treasury and 460,859 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs.  Additionally, during the twelve months ended December 31, 2020, a total of 35,537 PSUs were forfeited.
As at December 31, 2020, a combined total of 2,721,207 PSUs and RSUs were granted and outstanding under the PSU and RSU plans.

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Directors' Deferred Share Units
AQN has a Directors' Deferred Share Unit Plan.  Under the plan, non-employee directors of AQN receive all or any portion of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs.  The DSUs provide for settlement in cash or shares at the election of AQN.  As AQN does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards.  During the twelve months ended December 31, 2020, the Company issued 84,075 DSUs (including DSUs in lieu of dividends) to the directors of the Company.
As at December 31, 2020, a total of 544,493 DSUs had been granted under the DSU plan.
Bonus Deferral Restricted Share Units
The Company has a bonus deferral RSU program that is available to certain employees.  The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash.  The RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards.  During the twelve months ended December 31, 2020, 135,409 RSUs were issued (including RSUs in lieu of dividends) to employees of the Company.  During the twelve months ended December 31, 2020, the Company settled 13,778 bonus RSUs, of which 6,401 were exchanged for common shares issued from treasury and 7,377 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs.
Employee Share Purchase Plan
AQN has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of AQN.  The aggregate number of common shares reserved for issuance from treasury by AQN under this plan shall not exceed 4,000,000 shares.  During the twelve months ended December 31, 2020, the Company issued 302,727 common shares to employees under the ESPP.
As at December 31, 2020, a total of 1,588,516 shares had been issued under the ESPP.
MANAGEMENT OF CAPITAL STRUCTURE
AQN views its capital structure in terms of its debt and equity levels at its individual operating groups and at an overall company level.
AQN’s objectives when managing capital are:
•	To maintain its capital structure consistent with investment grade credit metrics appropriate to the sectors in which AQN operates;
•	To maintain appropriate debt and equity levels in conjunction with standard industry practices and to limit financial constraints on the use of capital;
•	To ensure capital is available to finance capital expenditures sufficient to maintain existing assets;
•	To ensure generation of cash is sufficient to fund sustainable dividends to shareholders as well as meet current tax and internal capital requirements;
•	To maintain sufficient liquidity to ensure sustainable dividends made to shareholders; and
•	To have appropriately sized revolving credit facilities available for ongoing investment in growth and development opportunities.
AQN monitors its cash position on a regular basis to ensure funds are available to meet current normal as well as capital and other expenditures.  In addition, AQN continuously reviews its capital structure to ensure its individual business groups are using a capital structure which is appropriate for their respective industries.
RELATED PARTY TRANSACTIONS
Equity-method investments
The Company entered into a number of transactions with equity-method investees in 2020 and 2019 (see Note 8 in the annual consolidated financial statements).
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs.  To that effect, the Company charged its equity-method investees $25.8 million in 2020 as compared to $16.2 million during the same period in 2019. Additionally, one of the equity-method investees provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones.

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During 2020, the development fees charged to the Company were $26.0 million as compared to $3.9 million during the same period in 2019. See Note 8(e) and Note 8(f) in the annual consolidated financial statements.
In 2020, a subsidiary of the Company made a tax equity investment into Altavista Solar Subco, LLC, an equity investee of the Company and indirect owner of the Altavista Solar Project.  Following the closing of the construction financing facility for the Altatvista Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note of $30.5 million payable to Altavista Solar Subco, LLC (See Note 8(e) and Note 12(j) in the annual consolidated financial statements).
On December 30, 2019, the Company and a third party each contributed C$1.5 million to the capital of a new joint venture, created for the purpose of investing in infrastructure opportunities. The Company sold its investment in Abengoa Water USA, LLC to the joint venture in exchange for a note receivable of $30.3 million (see Note 8(d) in the annual consolidated financial statements).  No gain or loss was recognized on the sale.  In 2019, AQN recorded interest income of $6.0 million, and a fair value loss of $6.0 million on its investment in the joint venture.  On July 2, 2020, AQN acquired the third-party developer's 50% interest in the joint venture for C$1.6 million.
During 2019, the Company sold the Sugar Creek Wind Project to AAGES in exchange for a note receivable of $21.1 million, subject to certain adjustments. No gain was recorded on deconsolidation of the Sugar Creek Wind Project net assets. However, an amount of $15.8 million, or $11.4 million, net of tax, was reclassified from AOCI into earnings as a result of the discontinuation of hedge accounting on energy derivatives put in place early in the development of the Sugar Creek Wind Project (see Note 24(b)(ii) in the annual consolidated financial statements).
During 2019, the Company entered into an enhanced cooperation agreement with Atlantica to, among other things, provide a framework for evaluating mutually advantageous transactions. For a period of one year from the date of the agreement, Atlantica had an exclusive right of first offer for interests in certain renewable energy assets.  The right expired in 2020.
Redeemable non-controlling interest held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by AAGES in 2018 for $305.0 million (see Note 8(a) in the annual consolidated financial statements).  Redemption is not considered probable as at December 31, 2020.  The Company incurred non-controlling interest attributable to AAGES of $12.7 million as compared to $16.5 million during the same period in 2019 and recorded distributions of $12.2 million as compared to $18.2 million during the same period in 2019 (see Note 17 in the annual consolidated financial statements).  The subsidiary of Abengoa that holds the interest in AAGES is currently taking steps towards executing a restructuring plan which is subject to final creditor approval.  In the event this restructuring is not successful, AQN would consolidate its interest in the preference share held by AAGES and the 3-year secured credit facility in the amount of $306.5 million ("AAGES Credit Facility")(see Joint Venture Risk).
On October 21, 2020, the Company paid $1.5 million to Abengoa for a twelve month exclusive, transferable, and irrevocable option to purchase all of Abengoa's interests in AAGES.  During the term of the option, the Company is obligated to provide cash advances in an aggregate amount not exceeding $7.2 million in any calendar year to be used only in accordance with the baseline budget (see Note 8(e) in the annual consolidated financial statements).
Non-controlling interest held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019 for $96.8 million.  During 2020, the Company recorded distributions of $16.1 million as compared to $26.5 million during the same period in 2019.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

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ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below.  A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, financial performance or business of the Corporation.  The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below.  The description of risks below does not include all possible risks.
Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management ("ERM") framework.  The Corporation’s ERM framework follows the guidance of ISO 31000 and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Enterprise Risk Management - Integrated Framework.  The Corporation’s Board-approved ERM policy details the Corporation’s risk management processes, risk appetite, and risk governance structure.
As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team.  Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Board’s Risk Committee periodically.
Risks are evaluated consistently across the Corporation using a standardized risk scoring matrix to assess impact and likelihood.  Financial, strategic, reputational and safety implications are among those considered when determining the impact of a potential risk.  Risk treatment priorities are established based upon these risk assessments and incorporated into the development of the Corporation’s strategic and business plans.  However, there can be no assurance that the Corporation's risk management activities will be successful in identifying, assessing, or mitigating the risks to which the Corporation is subject.
The risks discussed below are not intended as a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter.  Please see the Company's most recent AIF available on SEDAR and EDGAR for a further assessment of risk factors to which the Company is subject.  To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.
Risks Related to COVID-19
The COVID-19 situation remains fluid and its full impact on the Company’s business, financial condition, cash flows and results of operations is not fully known at this time.  In addition to the risks and impacts described elsewhere in this MD&A, the COVID-19 pandemic and efforts to contain the virus could result in:
•	operating, supply chain and project development and construction delays, disruptions and cost overruns;
•	delayed collection of accounts receivable and increased levels of bad debt expense;
•
delayed placed-in-service dates for the Company's renewable energy projects, which may give rise to, among other things, lower than anticipated revenue, delay-related liabilities to contractual counterparties and increased amounts of interest payable to construction lenders;

•	reduced availability of funding under construction loans and tax equity financing, which may require the Company to initially increase its funding and, if possible, directly realize the tax benefits;
•	lower revenue from the Company’s utility operations, including as a result of decreased consumption by customers not covered by rate decoupling;
•
negative impacts to the Company's existing and planned rate reviews, including non-recovery of certain costs incurred directly or indirectly as a result of the COVID-19 pandemic and delays in filing, processing and settlement of the reviews;

•	introduction of new legislation, policies, rules or regulations that adversely impact the Company;
•	labour shortages and shutdowns (including as a result of government regulation and prevention measures), reduced employee and/or contractor productivity, and loss of key personnel;
•	inability to implement the Company’s growth strategy, including sourcing new acquisitions and completing previously-announced acquisitions;
•	inability to carry out the Company’s capital expenditure plans on previously anticipated timelines;
•	lower earnings from unhedged power generation as a result of lower wholesale commodity prices in energy markets;
•
losses or liabilities resulting from default, delays or non-performance by either the Company or its counterparties under the Company’s contracts, including joint venture agreements, supply agreements, construction agreements, services agreements and power purchase and other offtake agreements;

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•	lower revenue from the Company's power generation facilities as a result of system load reduction and related system directed curtailments;
•	delay in the permitting process of certain development projects, affecting the timing of final investment decisions and start of construction dates;
•	reduced ability of the Company and its employees to effectively respond to, or mitigate the effects of, another force majeure or other significant event;
•
increased operating costs for emergency supplies, personal protective equipment, cleaning services, enabling technology and other specific needs in response to COVID-19, some of which may not be recovered through future rates;

•	increased market volatility and lower pension plan returns which could adversely impact the valuation of the plan assets and future funding requirements for the Company's pension plans;
•	deterioration in financial metrics and other factors that impact the Company’s credit ratings;
•	inability to meet the requirements of the covenants in existing credit facilities;
•	inability to access credit and capital markets on acceptable terms or at all, including to refinance maturing indebtedness;
•	IT and operational technology system interruptions, loss of critical data and increased cybersecurity and privacy breaches due to “work from home” arrangements implemented by the Company;
•	business disruptions and costs when "work from home" arrangements are reduced and a greater number of employees return to the office;
•	losses to the Company caused by fluctuations and volatility in the trading price of Atlantica’s ordinary shares or reduction of the dividend paid to holders of Atlantica’s ordinary shares; and
•	fluctuations and volatility in the trading price of the Company’s common shares and other securities, which could result in losses for the Company’s security holders.
The COVID-19 pandemic may also have the effect of heightening the other risks described herein and under the heading Enterprise Risk Factors in the Company’s most recent AIF.  The adverse impacts of COVID-19 on the Company can be expected to increase the longer the pandemic and the related response measures persist.
Change in customer demand due to the COVID-19 Pandemic
AQN operates utility systems across 16 regulatory jurisdictions delivering electric, natural gas, water and waste water services to residential, commercial and industrial customers in the areas it serves.  The COVID-19 pandemic and resulting business suspensions and shutdowns have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers.  Further, different regulatory jurisdictions provide different mechanisms to allow utilities to adapt to changes in demand including decoupling on a total revenue basis, decoupling on a weather adjusted basis, and fixed fee components in rates.
AQN has seen the impacts on consumption patterns reduce from their early peaks as the economy has started to re-open.
Since the length of the pandemic, any longer term economic impacts, and how these may change consumption for residential, commercial and industrial customers is not known, the actual impacts on the Company’s operations for 2021 are not known at this time.
Risks Related to Changes in Laws and Regulations
The operations and activities of the Company, its subsidiaries and its business units are subject to the laws, regulations, orders and other requirements of a variety of federal, state, provincial and local governments, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, orders and other requirements affect the operations and activities of, and costs incurred by, the Company.  The Company is accordingly subject to risks associated with changing political conditions and changes in, modifications to, or reinterpretations of, existing laws, orders or regulations, and the imposition of new laws, orders or regulations (including, without limitation, the proposed legislation presented by the Governor of the State of New York to the New York Legislature on November 4, 2020 entitled "An Act to Reform the Enforcement Oversight and Franchise Revocation Process for Public Utilities"), any of which could adversely affect the Company’s business, regulatory approvals, assets, results of operations and financial condition.  If the Company or any of its subsidiaries or business units were found to be in violation of applicable laws, regulations, orders or other requirements, they could be subject to significant penalties or legal actions.

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Treasury Risk Management
Downgrade in the Company's Credit Rating Risk
AQN has a long term consolidated corporate credit rating of BBB from S&P, a BBB rating from DBRS and a BBB issuer rating from Fitch.  APCo, the parent company for the U.S. and Canadian generating assets under the Renewable Energy Group, has a BBB issuer rating from S&P, BBB issuer rating from DBRS and a BBB issuer rating from Fitch.  LUCo, the parent company for the U.S. regulated utilities under the Regulated Services Group, has a corporate credit rating of BBB from S&P and a BBB issuer rating from Fitch.  Debt issued by Liberty Finance, a special purpose financing entity of LUCo, has a rating of BBB (high) from DBRS, BBB+ from Fitch and BBB from S&P.  Empire has a BBB issuer rating from S&P and a Baa1 issuer rating from Moody's. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group has an issuer rating of BBB from DBRS.
The ratings indicate the agencies’ assessment of the ability to pay the interest and principal of debt securities issued by such entities.  A rating is not a recommendation to purchase, sell or hold securities and each rating should be evaluated independently of any other rating.  The lower the rating, the higher the interest cost of the securities when they are sold.  A downgrade in AQN’s or its subsidiaries' issuer corporate credit ratings would result in an increase in AQN’s borrowing costs under its bank credit facilities and future long-term debt securities issued.  Any such downgrade could also adversely impact the market price of the outstanding securities of the Company, could impact the Company's ability to acquire additional regulated utilities and could require the Company to post additional collateral security under some of its contracts and hedging arrangements.  If any of AQN’s ratings fall below investment grade (investment grade is defined as BBB- or above for S&P and Fitch, BBB (low) or above for DBRS and Baa3 or above for Moody's), AQN’s ability to issue short-term debt or other securities or to market those securities would be constrained or made more difficult or expensive.  Therefore, any such downgrades could have a material adverse effect on AQN’s business, cost of capital, financial condition and results of operations.
The Company is not adopting or endorsing such ratings, and such ratings do not indicate AQN’s assessment of its own ability to pay the interest or principal of debt securities it issues.  The Company is providing such ratings only to assist with the assessment of future risks and effects of ratings on the Company’s financing costs.
No assurances can be provided that any of AQN's current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant.  Each rating agency employs proprietary scoring methodologies that assess business and financial risks of the entity rated.  There can be no assurance that the principles of the rating remain consistently applied, and these principles are subject to change from time to time at each rating agency’s discretion.  For example, a rating agency’s views on total allowable leverage, specific industry risk factors, country risk and the company’s business mix, amongst other factors, may change.  Such changes could require AQN to adjust its business and strategy in order to maintain its credit ratings.  AQN currently anticipates that to continue to maintain a BBB flat investment grade credit ratings, it will, amongst other things, need to execute its growth strategy in a manner that preserves satisfaction of financial leverage targets and continues to generate no less than approximately its current portion of EBITDA (as determined by applicable rating agency methodologies) from AQN’s Regulated Services Group.  There can be no assurance that AQN will be successful, and the failure to do so could have a negative impact on AQN’s credit ratings.  The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
Capital Markets and Liquidity Risk
As at December 31, 2020, the Company had approximately $4,538.8 million of long-term consolidated indebtedness.  Management of the Company believes, based on its current expectations as to the Company’s future performance, that the cash flow from its operations and funds available to it under its revolving credit facilities and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity.  However, expected revenue and capital expenditures are only estimates.  Moreover, actual cash flows from operations are dependent on regulatory, market and other conditions that are beyond the control of the Company and which may be impacted by the risk factors herein.  As such, no assurance can be given that management’s expectations as to future performance will be realized.
The ability of the Company to raise additional debt or equity or to do so on favourable terms may be adversely affected by adverse financial and operational performance, or by financial market disruptions or other factors outside the control of the Company.
In addition, the Company may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity necessary to repay such indebtedness and maintain its long-term leverage target.  Any increase in the Company’s leverage could, among other things, limit the Company’s ability to obtain additional financing for working capital, investment in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company’s flexibility and discretion to operate its business; limit the Company’s ability to

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declare dividends; require the Company to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows will not be available for other purposes; cause ratings agencies to re-evaluate or downgrade the Company’s existing credit ratings; expose the Company to increased interest expense on borrowings at variable rates; limit the Company’s ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors; make the Company vulnerable to any downturn in general economic conditions; and render the Company unable to make expenditures that are important to its future growth strategies.
The Company will need to refinance or reimburse amounts outstanding under the Company’s existing consolidated indebtedness over time.  There can be no assurance that any indebtedness of the Company will be refinanced or that additional financing on commercially reasonable terms will be obtained, if at all.  In the event that such indebtedness cannot be refinanced, or if it can be refinanced on terms that are less favourable than the current terms, the Company's cashflows and the ability of the Company to declare dividends may be adversely affected.
The ability of the Company to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the financial performance of the Company, debt service obligations, the realization of the anticipated benefits of acquisition and investment activities, and working capital and capital expenditure requirements.  In addition, the ability of the Company to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements.  A failure to comply with any covenants or obligations under the Company’s consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness.  If such indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full.  There can also be no assurance that the Company will generate cash flows in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs.
Interest Rate Risk
The majority of debt outstanding in AQN and its subsidiaries is subject to a fixed rate of interest and as such is not subject to significant interest rate risk in the short to medium term time horizon.
Borrowings subject to variable interest rates can vary significantly from month to month, quarter to quarter and year to year.  AQN does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.
Based on amounts outstanding as at December 31, 2020, the impact to interest expense from changes in interest rates are as follows:
•
the Corporate Credit Facility is subject to a variable interest rate and had $155.0 million outstanding as at December 31, 2020.  As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.6 million annually;

•
the Corporate Liquidity Facility is subject to a variable interest rate and had no amounts outstanding as at December 31, 2020.  As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

•
the Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at December 31, 2020.  As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

•
the Regulated Services Liquidity Facility is subject to a variable interest rate and had no amounts outstanding as at December 31, 2020.  As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

•
the BELCO Credit Facility is subject to a variable interest rate and had $68.5 million outstanding as at December 31, 2020.  As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually;

•
the Regulated Services Group's commercial paper program is subject to a variable interest rate and had $122.0 million outstanding as at December 31, 2020.  As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.2 million annually;

•
the Renewable Energy Credit Facility is subject to a variable interest rate and had no amounts outstanding as at December 31, 2020.  As a result, a 100 basis point change in the variable rate charged would not impact interest expense; and

•
term facilities at BELCO and ESSAL that are subject to variable interest rates had $152.3 million outstanding as at December 31, 2020.  As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.5 million annually.

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Foreign Currency Risk
The functional currency of most of AQN's operations is the U.S. dollar, however AQN is exposed to currency fluctuations from its Canadian and Chilean operations.
AQN may enter into derivative contracts to hedge all or a portion of currency exchange rate exposure that is transactional in nature and where a natural economic hedge does not exist (see Note 24 (b)(iii) in the annual consolidated financial statements).  To the extent that the Company does enter into currency hedges, the Company may not realize the full benefits of favourable exchange rate movement, and is subject to risks that the counterparty to the hedging contracts may prove unable or unwilling to perform their obligations under the contracts.
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations.  AQN manages this risk primarily through the use of natural hedges by using long-term debt in Canadian Dollars to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations.  AQN manages this risk primarily through the use of natural hedges by using long-term debt in Chilean pesos or indexed to the Chilean Peso to finance its Chilean operations.  The Company's Chilean operations are determined to have the Chilean peso as their functional currency.
Tax Risk and Uncertainty
The Company is subject to income and other taxes primarily in the United States and Canada.  Changes in tax laws or interpretations thereof in the jurisdictions in which it does business could adversely affect the Company's results from operations, returns to shareholders and cash flow.
The Company cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Company, including with respect to claimed expenses and the cost amount of the Company's depreciable properties.  A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Company.
Development by the Company of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives.  These credits are currently subject to a multi-year step-down.  While recently enacted U.S. Tax Reform legislation did extend some of the credits, at reduced levels, for certain renewable power generation facilities that begin construction before 2024, there can be no assurance that there will be further extensions in the future or whether the reduced credits are sufficient to support continued development and construction of renewable power facilities in the United States.  Moreover, if the Company is unable to complete construction on current or planned projects on anticipated schedules, the incentives may no longer be available or substantially reduced which may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities or long-term investment in facilities (potentially resulting in a write down of a portion of a facility whether held directly or through an equity investee) that the Company is committed to complete.  In addition, the Company has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.
Credit/Counterparty Risk
AQN and its subsidiaries, through its long term PPA's, trade receivables, derivative financial instruments and short term investments, are subject to credit risk with respect to the ability of customers and other counterparties to perform their obligations to the Company.
The Renewable Energy Group's revenues are approximately 15% of total Company revenues.  Approximately 91% of the Renewable Energy Group's revenues are earned from large utility customers having a credit rating of Baa2 or better by Moody's, or BBB or higher by S&P, or BBB or higher by DBRS.
The remaining revenue of the Company is primarily earned by the Regulated Services Group.  In this regard, the credit risk attributed to the Regulated Services Group's accounts receivable balances at the water and wastewater distribution systems total $56.4 million which is spread over approximately 409,000 customer connections, resulting in an average outstanding balance of approximately $140 dollars per customer connection.
The natural gas distribution systems accounts receivable balances related to the natural gas utilities total $93.3 million, while electric distribution systems accounts receivable balances related to the electric utilities total $123.7 million.  The natural gas and electrical utilities both derive over 85% of their revenue from residential customers and have a per customer connection average outstanding balance of $252 dollars and $404 dollars respectively.

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Adverse conditions in the energy industry or in the general economy including the effects of the COVID-19 pandemic, as well as circumstances of individual customers or counterparties, may adversely affect the ability of a customer or counterparty to perform as required under its contract with the Company.  Losses from a utility customer may not be offset by bad debt reserves approved by the applicable utility regulator.  If a customer under a long-term PPA with the Renewable Energy Group is unable to perform, the Renewable Energy Group may be unable to replace the contract on comparable terms, in which case sales of power (and, if applicable, RECs and ancillary services) from the facility would be subject to market price risk and may require refinancing of indebtedness related to the facility or otherwise have a material adverse effect.  Default by other counterparties, including counterparties to hedging contracts that are in an asset position and to short-term investments, also could adversely affect the financial results of the Corporation.

Market Price Risk
The Renewable Energy Group assets subject to long term PPA's are not exposed to market risk for this portion of its portfolio.  Where a generating asset is not covered by a PPA, the Renewable Energy Group may seek to mitigate market risk exposure by entering into financial or physical power hedges requiring that a specified amount of power be delivered at a specified time in return for a fixed price.  There is a risk that the Company is not able to generate the specified amount of power at the specified time resulting in production shortfalls under the hedge that then requires the Company to purchase power in the merchant market.  To mitigate the risk of production shortfalls under hedges, the Renewable Energy Group generally seeks to structure hedges to cover less than 100% of the anticipated production, thereby reducing the risk of not producing the minimum hedge quantities.  Nevertheless, due to unpredictability in the natural resource or due to grid curtailments or mechanical failures, production shortfalls may be such that the Renewable Energy Group may still be forced to purchase power in the merchant market at prevailing rates to settle against a hedge.
Hedges currently put in place by the Renewable Energy Group for its operating facilities along with residual exposures to the market are detailed below:
The Senate, Sandy Ridge and Minonk Wind Facilities have entered into financial hedges that end between 2027 and 2028.  The financial hedges are structured to hedge an average of approximately 61% of annual LTAR against exposure to the applicable hub current spot market rates. The average unhedged production based on LTAR is approximately 419 GW-hrs annually.
The Sugar Creek Wind Facility has a financial hedge in place until the end of 2030 which is structured to hedge an average of 74% of annual LTAR against exposure to the applicable hub current spot market rates. The average unhedged production based on LTAR is approximately 188 GW-hrs annually.
Under each of the above noted hedges, if production is not sufficient to meet the unit quantities under the hedge, the shortfall must be purchased in the open market at market rates.  The effect of this risk exposure could be material but cannot be quantified as it is dependent on both the amount of shortfall and the market price of electricity at the time of the shortfall.
In addition to the above noted hedges, from time to time the Renewable Energy Group enters into short-term derivative contracts (usually with terms of one to three months) to further mitigate market price risk exposure due to production variability.  As at December 31, 2020, the Renewable Energy Group had entered into hedges with a cumulative notional quantity of 372,926 MW-hrs.
The Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the annual consolidated statement of operations.  As a result, each dollar change in the traded price of Atlantica shares will correspondingly affect the Company's Net Earnings by approximately $44.9 million.
Commodity Price Risk
The Regulated Services Group is exposed to energy and natural gas price risks at its electric and natural gas systems.  The Renewable Energy Group's exposure to commodity prices is primarily limited to exposure to natural gas price risk.  In this regard, a representative discussion of these risks is set out as follows:
Regulated Services Group
The CalPeco Electric System provides electric service to the Lake Tahoe California basin and surrounding areas at rates approved by the CPUC. The CalPeco Electric System purchases the energy, capacity, and related service requirements for its customers from NV Energy via a PPA at rates reflecting NV Energy’s system average costs.
The CalPeco Electric System's tariffs allow for the pass-through of energy costs to its rate payers on a dollar for dollar basis, through the Energy Cost Adjustment Clause ("ECAC") mechanism, which allows for the recovery or refund of changes in energy costs that are caused by the fluctuations in the price of fuel and purchased power.  On a monthly basis, energy costs are compared to the CPUC approved base tariff energy rates and the difference is deferred to a balancing account.  Annually, based on the balance of the ECAC balancing account, if the ECAC revenues were to increase or decrease by more

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than 5%, the CalPeco Electric System's ECAC tariff allows for a potential adjustment to the ECAC rates which would eliminate the risk associated with the fluctuating cost of fuel and purchased power.
The Granite State Electric System is an open access electric utility allowing for its customers to procure commodity services from competitive energy suppliers.  For those customers that do not choose their own competitive energy supplier, Granite State Electric System provides a Default Service offering to each class of customers through a competitive bidding process.  This process is undertaken semi-annually for all Default Service customers.  The winning bidder is obligated to provide a full requirements service based on the actual needs of the Granite State Electric System’s Default Service customers.  Since this is a full requirements service, the winning bidder(s) take on the risk associated with fluctuating customer usage and commodity prices.  The supplier is paid for the commodity by the Granite State Electric System which in turns receives pass-through rate recovery through a formal filing and approval process with the NHPUC on a semi-annual basis.  The Granite State Electric System is only committed to the winning Default Service supplier(s) after approval by the NHPUC so that there is no risk of commodity commitment without pass-through rate recovery.
The EnergyNorth Natural Gas System purchases pipeline capacity, storage and commodity from a variety of counterparties.  The EnergyNorth Natural Gas System's portfolio of assets and its planning and forecasting methodology are commonly approved periodically by the NHPUC through Least Cost Integrated Resource Plan filings which typically are filed bi-annually but can be as long as a five-year interim period depending on the length of the review process.  In addition, EnergyNorth Natural Gas System files with the NHPUC for recovery of its transportation and commodity costs on an annual basis through the Cost of Gas ("COG") filing and approval process.  The EnergyNorth Natural Gas System establishes rates for its customers based on the NHPUC's approval of its filed COG.  These rates are designed to fully recover its anticipated transportation and commodity costs.  In order to minimize commodity price fluctuations, the EnergyNorth Natural Gas System locks in a fixed price basis for approximately 16% of its normal winter period purchases under a NHPUC approved hedging program.  All costs associated with the fixed basis hedging program are allowed to be a pass-through to customers through the COG filing and the approved rates in said filing.  Should commodity prices increase or decrease relative to the initial annual COG rate filing, the EnergyNorth Natural Gas System has the right to automatically adjust its COG rates going forward up to 25% in order to minimize any under or over collection of its gas costs.  In addition, any under collections may be carried forward with interest to the next year’s corresponding COG period, i.e. winter to winter and summer to summer.
The Midstates Gas and Empire Gas Systems purchases pipeline capacity, storage and commodity from a variety of counterparties, and files with the three individual state commissions for recovery of their respective transportation and commodity costs through an annual Purchase Gas Adjustment (“PGA”) filing and approval process.  The Midstates Gas Systems serves customers in Missouri, Illinois and Iowa and establishes rates for its customers within the PGA filing in each state and these rates are designed to fully recover its anticipated transportation, storage and commodity costs.  In order to minimize commodity price fluctuations, the Midstates Gas System has implemented a commodity hedging program, consistent with regulator expectations and approvals, designed to hedge approximately 25-50% of its non-storage related commodity purchases.  All gains and losses associated with the hedging program are allowed to be a pass-through to customers through the PGA filing and are embedded in the approved rates in said filing.  Rates can be adjusted on a monthly or quarterly basis in order to account for any commodity price increase or decrease relative to the initial PGA rate, minimizing any under or over collection of its gas costs.  Similar to the Midstates Gas Systems, the Empire Gas System serves customers in Missouri, and also implements a commodity hedging program designed to hedge 70% to 90% of its winter demand inclusive of storage volumes withdrawn during the winter period.  All related costs are embedded in approved rates and allowed to be a pass through to customers in the PGA.  The Empire Gas System is permitted to file an Actual Cost Adjustment (“ACA”) once a year which also includes a PGA filing.  In addition to the ACA filing, three more optional PGA filings are allowed during the year.  The Empire Gas Systems ACA year is from September 1 to August 31 for each year.
The Georgia (Peach State) Gas System purchases pipeline capacity, storage and commodity from a variety of counterparties, and files with the Georgia Public Service Commission ("PSC") for recovery of its transportation, storage and commodity costs through a monthly PGA filing process.  The Peach State Gas System establishes rates for its customers within the PGA filings and these rates are designed to fully recover its anticipated transportation, storage and commodity costs.  In order to minimize commodity price fluctuations, the annual Gas Supply Plan filed by the Company and approved by the Georgia PSC includes a commodity hedging program designed to hedge approximately 30% of its non-storage related commodity purchases during the winter months.  All gains and losses associated with the hedging program are passed through to customers in the PGA filings and are embedded in the approved rates in such filings.  Rates can be adjusted on a monthly basis in order to account for any differences in gas costs relative to the amounts assumed in the PGA filings, minimizing any under or over collection of its gas costs.
The Empire Electric Systems natural gas procurement program for electrical generation is designed to manage costs to mitigate volatile natural gas prices.  The Empire Electric System periodically enters into fixed price contracts with counterparties to hedge future natural gas prices in an attempt to lessen the volatility in fuel expenditures.  Generally, the

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over/under variances associated with the hedging program are passed through to customers in the fuel adjustment clause assuming they are deemed to be prudently incurred.
BELCO purchases Heavy Fuel Oil (HFO), Light Fuel Oil (LFO) and diesel which are transported and stored in facilities in Bermuda until such time as they are delivered and consumed in its electricity generation operations. While the cost of this fuel is included in traditional rate filings through a Fuel Adjustment Rate (“FAR”), the variability in the commodity pricing has led the Regulatory Authority of Bermuda to establish a quarterly reconciliation and adjustment to the FAR. This filing evaluates current commodity pricing and usage as well as projected commodity pricing to develop the FAR for the upcoming quarter. Additionally, BELCO has periodically used hedging to lock in commodity rates in an effort to reduce pricing volatility and protect customer rates.
Renewable Energy Group
The Sanger Thermal Facility’s PPA includes provisions which reduce its exposure to natural gas price risk.  In this regard, a $1.00 increase in the price of natural gas per MMBTU, based on expected production levels, would result in a decrease in net revenue by approximately $0.1 million on an annual basis.

The Windsor Locks Thermal Facility’s Energy Services Agreement includes provisions which reduce its exposure to natural gas price risk but has exposure to market rate conditions for sales above those to its primary customer.  In this regard, a $1.00 increase in the price of natural gas per MMBTU, based on expected production levels, would result in a decrease in net revenue by approximately $0.5 million on an annual basis.
The Maritime region provides short-term energy requirements to various customers at fixed rates.  The energy requirements of these customers are estimated at approximately 190,000 MW-hrs in fiscal 2021, of which 181,000 MW-hrs is presently contracted.  While the Tinker Hydro Facility is expected to provide the majority of the energy required to service these customers, the Maritime region anticipates having to purchase approximately 57,000 MW-hrs of its energy requirements at the ISO-NE spot rates to supplement self-generated energy should the Maritime region not be able to reach the estimated 190,000 MW-hrs.  The risk associated with the expected market purchases of 57,000 MW-hrs is mitigated through the use of financial energy hedge contracts which cover approximately 45,000 MW-hrs of the Maritime region's anticipated purchases during the year at an average rate of approximately $40 per MW-hr.
OPERATIONAL RISK MANAGEMENT
Mechanical and Operational Risks
AQN's profitability could be impacted by, among other things, equipment failure, the failure of a major customer to fulfill its contractual obligations under its PPA, reductions in average energy prices, a strike or lock-out at a facility, natural disasters, diseases (including COVID-19) and other force majeure events, interruption in supply chain and expenses related to claims or clean-up to adhere to environmental and safety standards.
The Regulated Services Group's water and wastewater distribution systems operate under pressurized conditions within pressure ranges approved by regulators.  Should a water distribution network become compromised or damaged, the resulting release of pressure could result in serious injury or death to individuals or damage to other property.
The Regulated Services Group's electric distribution systems are subject to storm events, usually winter storm events, whereby power lines can be brought down, with the attendant risk to individuals and property. Wildfires may occur within the Regulated Services Group’s electric distribution service territories, including, without limitation, in California and the southern United States, such as the Mountain View fire that occurred on November 17, 2020, within the CalPeco Electric System’s service territory in California.  In forested areas, trees falling on and lightning strikes to, distribution lines or equipment, can ignite wildfires which may pose a risk to life and property.  If the Company is accused or found to be responsible for such a fire, the Company could suffer costs, losses and damages, including inverse condemnation, all or some of which may not be recoverable through insurance, legal, regulatory recovery and other processes.
The Regulated Services Group's natural gas distribution systems are subject to risks which may lead to fire and/or explosion which may impact life and property.  Risks include third party damage, compromised system integrity, type/age of pipelines, and severe weather events.
The Renewable Energy Group's hydro assets utilize dams to pond water for generation and if the dams fail/breach potentially catastrophic amounts of water would flood downriver from the facility.  The dams can be subjected to drought conditions and lose the ability to generate during peak load conditions, causing the facilities to fall short of either hedged or PPA committed production levels.  The risks of the hydro facilities are mitigated by regular dam inspections and a maintenance program of the facility to lessen the risk of dam failure.
The Renewable Energy Group's wind assets could catch on fire and, depending on the season, could ignite significant amounts of forest or crop downwind from the wind farms.  The wind units could also be affected by large atmospheric conditions, which will lower wind levels below our PPA and hedge minimum production levels.  The wind units can experience failures in the turbine blades or in the supporting towers.  Production risks associated with the wind turbine

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generators failures is mitigated by properly maintaining the units, using long term maintenance agreements with the turbine O&Ms which provide for regular inspections and maintenance of property, and liability insurance policies.
The Renewable Energy Group's Thermal Energy Division uses natural gas and oil, and produces exhaust gases, which if not properly treated and monitored could cause hazardous chemicals to be released into the atmosphere.  The units could also be restricted from purchasing gas/oil due to either shortages or pollution levels, which could hamper output of the facility.  The mechanical and operational risks at the thermal facilities are mitigated through the regular maintenance of the boiler system, and by continual monitoring of exhaust gases.  Fuel restrictions can be hedged in part by long term purchases.
All of the Renewable Energy Group's electric generating stations are subject to mechanical breakdown.  The risk of mechanical breakdown is mitigated by properly maintaining the units and by regular inspections.
These risks are mitigated through the diversification of AQN’s operations, both operationally and geographically, the use of regular maintenance programs, including pipeline safety programs and compliance programs, maintaining adequate insurance, an active Enterprise Risk Management program and the establishment of reserves for expenses.
Regulatory Risk
Profitability of AQN businesses is, in part, dependent on regulatory climates in the jurisdictions in which those businesses operate.  In the case of some of Renewable Energy Group's hydroelectric facilities, water rights are generally owned by governments that reserve the right to control water levels, which may affect revenue.
The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies.  The Regulated Services Group operates in 13 U.S. states, 1 Canadian province, Bermuda and Chile and therefore is subject to regulation from 17 different regulatory agencies including FERC.  The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag.  As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted.  In order to mitigate this exposure, the Regulated Services Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.  A fundamental risk faced by any regulated utility is the disallowance of operating expenses or capital costs to be placed into its revenue requirement by the utility's regulator.  In addition, capital investments that have become stranded may pose additional risk for cost recovery and could be subject to legislative proposals that would impact the extent to which such costs could be recovered.  To the extent proposed costs are not included in the utility's revenue requirement, the utility will be required to find other efficiencies, growth opportunities or cost savings to achieve its allowed returns.
The Regulated Services Group regularly works with its governing authorities to manage the affairs of the business, employing both local, state level, and corporate resources.
Condemnation Expropriation Proceedings
The Regulated Services Group's distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions.  Any taking by government entities would legally require fair compensation to be paid.  Determination of such fair compensation is undertaken pursuant to a legal proceeding and, therefore, there is no assurance that the value received for assets taken will be in excess of book value.
Apple Valley Condemnation Proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp ("Liberty Apple Valley") is the subject of a condemnation lawsuit filed by the town of Apple Valley.  A court will determine the necessity of the taking by Apple Valley and, if established, a jury will determine the fair market value of the assets being condemned.  The evidentiary portion of the right-to-take condemnation trial finished on July 15, 2020 and a decision is expected from the Court in the first half of 2021.  If Liberty Apple Valley prevails, the case is concluded and the Town may be required to compensate Liberty Apple Valley for its litigation expenses.  However, if the Court determines that the taking is allowed, there will be a second phase of the lawsuit in which a jury will determine the amount of compensation owed for the taking based upon the fair market value of the assets being condemned.  Any taking by the government entities would legally require fair compensation to be paid; however, there is no assurance that the value received as a result of the condemnation will be sufficient to recover the Company's net book value of the utility.
Acquisition Risk
Part of the Company's business strategy is to acquire new generating stations and existing regulated utilities.  The Company's acquisition strategy introduces exposures inherent to such transactions that may adversely affect the results of an acquisition, including failure to obtain required approvals, delays in implementation or unexpected costs or liabilities, as well as the risk of failing to realize operating benefits or synergies.  The Company mitigates these risks by following systematic procedures for integrating acquisitions, applying strict financial metrics to any potential acquisition and subjecting the process to close monitoring and review by the Board of Directors.

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When acquisitions occur, significant demands can be placed on the Company’s managerial, operational and financial personnel and systems.  No assurance can be given that the Company’s systems, procedures and controls will be adequate to support the expansion of the Company’s operations resulting from the acquisition.  The Company’s future operating results will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems.
The Company's growth strategy may be constrained by factors associated with the maintenance of its BBB flat investment grade credit ratings.  These factors include: (i) constraints on maximum leverage, (ii) the proportion of EBITDA (as determined by applicable rating agency methodologies) required to be generated from the Regulated Services Group, and (iii) the geographies in which AQN can operate in scale.  There can be no assurance that these constraints will not negatively impact the Company's ability to successfully execute on available growth opportunities.  The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
International Investment Risk
The Company operates in markets, or may pursue growth opportunities in new markets, that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide the same type of legal certainty and rights, in connection with the Company’s contractual relationships in such countries, as are afforded to the Company in Canada and the U.S., which may adversely affect the Company’s ability to receive revenues or enforce its rights in connection with any operations or projects in such jurisdictions.  In addition, the laws and regulations of some countries may limit the Company’s ability to hold a majority interest in certain projects, thus limiting the Company’s ability to control the operations of such projects.  Any existing or new operations or interests of the Company may also be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government laws, policies or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) regulatory or other changes adversely affecting the local utility market; (vii) breach or repudiation of important contractual undertakings and expropriation and confiscation of assets and facilities without compensation or compensation that is less than fair market value; (viii) less developed or efficient financial markets than in North America; (ix) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (x) less government supervision and regulation; (xi) a less developed legal or regulatory environment, including uncertainty in outcomes and actions that may be inconsistent with the rule of law; (xii) heightened exposure to corruption risk; (xiii) political hostility to investments by foreign investors, including laws affecting foreign ownership; (xiv) less publicly available information in respect of companies; (xv) adversely higher or lower rates of inflation; (xvi) higher transaction costs; and (xvii) fewer investor protections.
The Company may suffer a significant loss resulting from fraud, bribery, corruption or other illegal acts, or from inadequate or failed internal processes or systems. The Company operates in multiple jurisdictions and it is possible that its operations and development activities will expand into new jurisdictions. Doing business in multiple jurisdictions requires the Company to comply with the laws and regulations of such jurisdictions. These laws and regulations may apply to the Company, its subsidiaries, individual directors, officers, employees and third-party agents. The Company is also subject to anti-bribery and anti-corruption laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act. As the Company makes acquisitions and pursues development activities internationally, it is exposed to increased corruption-related risks, including potential violations of applicable anti-corruption laws.
The Company relies on its infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, to manage the risk of illegal and corrupt acts or failed systems. The Company also relies on its employees and certain third parties to comply with its policies and processes as well as applicable laws. The failure to adequately identify or manage these risks, and the acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts, could result in direct or indirect financial loss, regulatory censure and/or harm to the Company’s reputation.
Risks Specific to the Atlantica Investment
The Company’s investment in Atlantica exposes the Company to certain risks that are particular to Atlantica’s business and the markets in which Atlantica operates.
Atlantica owns, manages and acquires renewable energy, conventional power, electric transmission lines and water assets in certain jurisdictions where the Company may not operate.  The Company, through its investment in Atlantica, is indirectly exposed to certain risks that are particular to the markets in which it operates, including, but not limited to, risks related to: conditions in the global economy; changes to national and international laws, political, social and macroeconomic risks relating to the jurisdictions in which Atlantica operates, including in emerging markets, which could be subject to economic, social and political uncertainties; anti-bribery and anti-corruption laws and substantial penalties and reputational damage from any non-compliance therewith; significant currency exchange rate fluctuations; Atlantica’s ability to identify and/or consummate future acquisitions on favourable terms or at all; Atlantica’s inability to replace, on similar or commercially favourable terms, expiring or terminated offtake agreements; termination or revocation of

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Atlantica’s concession agreements or PPAs; and various other factors.  These risks could affect the profitability and growth of Atlantica’s business, and ultimately the profitability of the Company's anticipated investment therein.
The Company accounts for its investment in Atlantica using the Fair Value Method (see Note 8(a) in the annual consolidated financial statements).  AQN records in the consolidated statements of operations the fluctuations in the fair value of Atlantica shares and dividend income when it is declared.
Joint Venture Investment Risk
The Company has, and in the future may continue to have, an interest in projects over which it does not have sole control, which may create a risk that the Company's joint venture partner may:
•	have economic or business interests or goals that are inconsistent with the Company’s economic or business interests or goals;
•	take actions contrary to the Company’s policies or objectives with respect to the Company’s investments;
•
contravene applicable anti-bribery laws that carry substantial penalties for non-compliance and could cause reputational damage and a material adverse effect on the business, financial position and results of operations of the joint venture and the Company;

•	have to give its consent with respect to certain major decisions, including among others, decisions relating to funding and transactions with affiliates;
•	become bankrupt, limiting its ability to meet calls for capital contributions and potentially making it more difficult to refinance or sell projects;
•	become engaged in a dispute with the Company that might affect the Company’s ability to develop a project; or
•	have competing interests in the Company’s markets that could create conflict of interest issues.
The Company’s involvement with AAGES may also present a reputational risk, including from the reputation of Abengoa. The AAGES Credit Facility is collateralized through a pledge of Atlantica shares.  A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares.  In the event of a collateral shortfall AAGES is required to post additional collateral in cash to reduce the net obligation to 40% of the total collateral provided ("Collateral Reset Level").  If AAGES were unable to fund the collateral shortfall, the AAGES Credit Facility lenders hold the right to sell Atlantica stock to reduce the facility to the Collateral Reset Level.  The AAGES Credit Facility is repayable on demand if Atlantica ceases to be a public company.  If AAGES were unable to repay the amounts owed, the lenders would have the right realize on their collateral.  The subsidiary of Abengoa that holds the interest in AAGES is currently taking steps towards executing a restructuring plan which is subject to final creditor approval.  In the event this restructuring is not successful, AQN would consolidate its interest in the preference share held by AAGES and the AAGES Credit Facility.
The Company has entered into Equity Capital Contribution Agreements ("ECCA") with certain of its project development entities it holds an equity interest in.  The ECCAs obligate the Company to provide funding upon the realization of certain completion milestones related to the projects under development.  The ECCAs have been pledged as collateral against construction loans obtained by the project entities and may require the Company to fund in amounts in excess of the underlying value of the assets.  The Company has also provided guarantees of performance for certain development projects owned by the equity investees.
Please refer to Note 8 in the annual consolidated financial statements for a description of the Company's Long Term Investments and Notes Receivable.
Asset Retirement Obligations
AQN and its subsidiaries complete periodic reviews of potential asset retirement obligations that may require recognition.  As part of this process, AQN and its subsidiaries consider the contractual requirements outlined in their operating permits, leases, and other agreements, the probability of the agreements being extended, the ability to quantify such expense, the timing of incurring the potential expenses, as well as other factors which may be considered in evaluating if such obligations exist and in estimating the fair value of such obligations.
In conjunction with acquisitions and developed projects, the Company assumed certain asset retirement obligations.  The asset retirement obligations mainly relate to legal requirements for: (i) removal or decommissioning of power generating facilities; (ii) cut (disconnect from the distribution system), purge (clean of natural gas and PCB contaminants), and cap gas mains within the gas distribution and transmission system when mains are retired in place, or dispose of sections of gas mains when removed from the pipeline system; (iii) clean and remove storage tanks containing waste oil and other waste contaminants; and (iv) remove asbestos upon major renovation or demolition of structures and facilities.

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Cycles and Seasonality
Regulated Services Group
The Regulated Services Group's demand for water is affected by weather conditions and temperature.  Demand for water during warmer months is generally greater than cooler months due to requirements for irrigation, swimming pools, cooling systems and other outside water use.  If there is above normal rainfall or rainfall is more frequent than normal the demand for water may decrease, adversely affecting revenues.
The Regulated Services Group's demand for energy from its electric distribution systems is primarily affected by weather conditions and conservation initiatives.  The Regulated Services Group provides information and programs to its customers to encourage the conservation of energy.  In turn, demand may be reduced which could have short term adverse impacts on revenues.
The Regulated Services Group's primary demand for natural gas from its natural gas distribution systems is driven by the seasonal heating requirements of its residential, commercial, and industrial customers.  The colder the weather the greater the demand for natural gas to heat homes and businesses.  As such, the natural gas distribution systems demand profiles typically peaks in the winter months of January and February and declines in the summer months of July and August.  Year to year variability also occurs depending on how cold the weather is in any particular year.
There is a risk that climate change impacts the seasonality and demand for water, electricity and gas.
The Company attempts to mitigate the above noted risks by seeking regulatory mechanisms during rate review proceedings.  While not all regulatory jurisdictions have approved mechanisms to mitigate demand fluctuations, to date, the Regulated Services Group has successfully obtained regulatory approval to implement such decoupling mechanisms in 7 of 13 states.  An example of such a mechanism is seen at the Peach State Gas System in Georgia, where a weather normalization adjustment is applied to customer bills during the months of October through May that adjusts commodity rates to stabilize the revenues of the utility for changes in billing units attributable to weather patterns.
Renewable Energy Group
The Renewable Energy Group's hydroelectric operations are impacted by seasonal fluctuations and year to year variability of the available hydrology.  These assets are primarily “run-of-river” and as such fluctuate with natural water flows.  During the winter and summer periods, flows are generally lower while during the spring and fall periods flows are generally higher.  The ability of these assets to generate income may be impacted by changes in water availability or other material hydrologic events within a watercourse.  Year to year the level of hydrology varies, impacting the amount of power that can be generated in a year.
The Renewable Energy Group's wind generation facilities are impacted by seasonal fluctuations and year to year variability of the wind resource.  During the fall through spring period, winds are generally stronger than during the summer periods.  The ability of these facilities to generate income may be impacted by naturally occurring changes in wind patterns and wind strength.
The Renewable Energy Group's solar generation facilities are impacted by seasonal fluctuations and year to year variability in the solar radiance.  For instance, there are more daylight hours in the summer than there are in the winter, resulting in higher production in the summer months.  The ability of these facilities to generate income may be impacted by naturally occurring changes in solar radiance.
The Company attempts to mitigate the above noted natural resource fluctuation risks by acquiring or developing generating stations in different geographic locations.
Development and Construction Risk
The Company actively engages in the development and construction of new power generation facilities.  There is always a risk that material delays and/or cost overruns could be incurred in any of the projects planned or currently in construction affecting the Company’s overall performance.  There are risks that actual costs may exceed budget estimates, delays may occur in obtaining permits and materials, suppliers and contractors may not perform as required under their contracts, there may be inadequate availability, productivity or increased cost of qualified craft labor, start-up activities may take longer than planned, the scope and timing of projects may change, and other events beyond the Company's control may occur that may materially affect the schedule, budget, cost and performance of projects.  Regulatory approvals can be challenged by a number of mechanisms which vary across state and provincial jurisdictions.  Such permitting challenges could identify issues that may result in permits being modified or revoked.
Risks Specific to Renewable Generation Projects:
The strength and consistency of the wind resource will vary from the estimate set out in the initial wind studies that were relied upon to determine the feasibility of the wind facility.  If weather patterns change or the historical data proves not to accurately reflect the strength and consistency of the actual wind, the assumptions underlying the financial projections as to the amount of electricity to be generated by the facility may be different and cash could be impacted.

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The amount of solar radiance will vary from the estimate set out in the initial solar studies that were relied upon to determine the feasibility of the solar facility.  If weather patterns change or the historical data proves not to accurately reflect the strength and consistency of the solar radiance, the assumptions underlying the financial projections as to the amount of electricity to be generated by the facility may be different and cash could be impacted.
For certain of its development projects, the Company relies on financing from third party tax equity investors.  These investors typically provide funding upon commercial operation of the facility.  Should certain facilities not meet the conditions required for tax equity funding, expected returns from the facilities may be impacted.
Development by the Renewable Energy Group of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives.  These incentives are currently subject to a multi-year step-down.  In the second quarter of 2020, the IRS extended by one year the “continuity safe harbor” deadline by which wind and solar projects must be placed in service to qualify for the maximum permissible PTC and ITC, respectively. The first step down is now set to occur on December 31, 2021.
In each of the jurisdictions where the Company's major renewable energy construction projects are located, construction of new renewable energy generation has been considered an essential activity exempt from government-mandated business shutdowns.  As a result, construction activities have proceeded at all of the Company's major renewable energy construction projects throughout the COVID-19 pandemic.
In February 2020, AQN received force majeure notices or similar notices from suppliers and/or contractors for all of its major renewable energy construction projects.  Certain manufacturing, transportation and delivery delays have occurred, and similar future disruptions are possible due to COVID-19, however the anticipated placed-in-service dates for the Company’s major renewable energy construction projects have not been materially impacted by COVID-19 to date.  The Company expects that all of its U.S. wind and solar projects currently under construction will qualify for the maximum PTC and ITC, respectively.
As a result of a blade manufacturing error, the Renewable Energy Group was instructed by its turbine supplier on November 24, 2020 to shut down 26 turbines at the Maverick Creek Wind Facility and 26 turbines at the Sugar Creek Wind Facility.  Correction of this issue requires remediating 45 affected blades at the Maverick Creek Wind Facility and 38 affected blades at the Sugar Creek Wind Facility. The Renewable Energy Group has been working closely with the turbine supplier on this issue and expects the remediation work to be completed in the third quarter of 2021. The relevant turbine supply and operating agreements contain customary protections in favour of the Company relating to the replacement of the affected blades and the associated impacts due to operating down time.
Litigation Risks and Other Contingencies
AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business.  Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable.  Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against AQN and certain of its subsidiaries, initially claiming damages of not less than C$345 million and punitive damages in the sum of C$25 million.  On November 28, 2020, Gaia served the Company with an amended notice of arbitration to, among other things, lower the value of its damages claim to C$108.5 million and lower the value of its punitive damages claim to C$10 million.  The action arises from Gaia’s 2010 sale, to a subsidiary of AQN, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets.
The parties have agreed to arbitrate the dispute, with the evidentiary portion of the hearing having occurred during the week of February 22, 2021 and closing arguments scheduled for March 16 and 17, 2021.  The likelihood of success in this lawsuit cannot be reasonably predicted; however, AQN intends to continue to vigorously defend it.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC. The cause of the fire is undetermined at this time, and CAL FIRE has not yet issued a report. To date, four lawsuits have been filed against subsidiaries of the Company in connection with the Mountain View fire. Three of these lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007. In the fourth lawsuit, County of Mono, Antelope Valley Fire Protection District, Toiyabe Indian Health Project, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property

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and infrastructure damage, and other costs.  The likelihood of success in these lawsuits cannot be reasonably predicted; however, the Company intends to vigorously defend them.
Information Security Risk
The Company's information technology systems may be vulnerable to potential risks from cybersecurity attacks.  Attacks can be caused by malware, viruses, email attachments, acts of war or terrorism and can originate from individuals from both inside and outside the organization.  An attack could result in service disruptions, system failures, the disclosure of personal customer and employee information, and could lead to an adverse effect on the Company's financial performance.  A breach of personal or confidential information may also occur as a result of non-cyber means, such as breach of physical security and device theft.  Should a material breach occur the Company may not be able to recover all costs and losses through insurance, legal or regulatory processes.
Energy Consumption and Advancement in Technologies Risk
The Regulated Services Group's operations are subject to changes in demand for energy which are impacted by general economic conditions, customer's focus on energy efficiency, and advancements in new technologies.
The Regulated Services Group is actively involved in working with governments and customers to ensure these changes in consumption do not negatively impact the services provided.  Furthermore, through its strategic initiatives the Regulated Services Group is constantly looking for ways to maintain the Company's competitive advantage.
Uninsured Risk
The Company maintains insurance for accidental loss and potential liabilities to third parties in accordance with the industry practice.  However, there are certain elements of the Regulated Services Group's regulated utilities that are not fully insured as the cost of the coverage is not economically viable.  In the event that a liability event or loss is not covered through insurance the Regulated Services Group would apply to their respective regulator to request recovery through increased customer rates.  Cost recovery through this mechanism is subject to regulatory approval and is therefore uncertain.
Insurance coverage for the rest of the Company is also subject to policy conditions and exclusions, coverage limits, and various deductibles, and not all types of liabilities and losses may be covered by insurance, in which case the Company may be financially exposed.

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QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended December 31, 2020:
(all dollar amounts in $ millions except per share information)	1st Quarter 2020	2nd Quarter 2020	3rd Quarter 2020	4th Quarter 2020
Revenue	$465.0	$343.6	$376.1	$492.4
Net earnings (loss) attributable to shareholders	(63.8)	286.2	55.9	504.2
Net earnings (loss) per share	(0.13)	0.54	0.09	0.84
Diluted net earnings (loss) per share	(0.13)	0.53	0.09	0.83
Adjusted Net Earnings[1]	103.3	47.4	88.1	127.0
Adjusted Net Earnings per share[1]	0.19	0.09	0.15	0.21
Adjusted EBITDA[1]	242.2	176.3	197.9	253.1
Total assets	10,900.6	11,188.0	11,739.9	13,223.9
Long term debt[2]	4,205.1	4,155.1	3,978.0	4,538.8
Dividend declared per common share	$0.14	$0.16	$0.16	$0.16

	1st Quarter 2019	2nd Quarter 2019	3rd Quarter 2019	4th Quarter 2019
Revenue	$477.2	$343.6	$365.6	$440.0
Net earnings attributable to shareholders	86.4	156.6	115.8	172.1
Net earnings per share	0.17	0.31	0.23	0.34
Diluted net earnings per share	0.17	0.31	0.23	0.33
Adjusted Net Earnings[1]	94.0	54.5	69.2	103.6
Adjusted Net Earnings per share[1]	0.19	0.11	0.14	0.20
Adjusted EBITDA[1]	231.3	190.0	186.9	230.4
Total assets	9,671.3	10,034.3	10,618.9	10,920.8
Long term debt[2]	3,651.9	3,782.3	4,276.6	3,932.2
Dividend declared per common share	$0.13	$0.14	$0.14	$0.14

1	See Non-GAAP Financial Measures
2	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $343.6 million and $492.4 million over the prior two year period.  A number of factors impact quarterly results including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs.  In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $63.8 million and earnings of $504.2 million over the prior two year period.  Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

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SUMMARY FINANCIAL INFORMATION OF ATLANTICA
The Company owns a 44.2% beneficial stake in Atlantica.  AQN accounts for its interest in Atlantica using the fair value method (see Note 8(a) in the annual consolidated financial statements).  The summary financial information of Atlantica in the following table is derived from the consolidated financial statements of Atlantica as of December 31, 2020 and 2019 and for the years then ended which are reported in U.S. dollars and were prepared using International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").  The recognition, measurement and disclosure requirements of IFRS differ from U.S. GAAP as applied by the Company.
(all dollar amounts in $ millions)	2020	2019
Revenue	$1,013.3	$1,011.5
Profit for the year	16.9	74.6
Total non-current assets	8,514.1	8,540.6
Total current assets	1,424.3	1,119.2
Total non-current liabilities	7,714.2	6,971.6
Total current liabilities	483.3	973.4
DISCLOSURE CONTROLS AND PROCEDURES
AQN's management carried out an evaluation as of December 31, 2020, under the supervision of and with the participation of AQN’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of AQN’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2020, AQN’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.
The Company's internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.
During the year ended December 31, 2020, the Company acquired Ascendant and ESSAL.  Management is in the process of evaluating the existing controls and procedures of Ascendant and ESSAL and integrating financial reporting and controls for Ascendant and ESSAL into the Company's internal control over financial reporting.  The financial information for these acquisitions is included in this MD&A and in Note 3 in the annual consolidated financial statements.  As permitted under applicable laws and due to the complexity associated with assessing internal controls during integration efforts, the Company excluded these acquisitions from its evaluation of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2020 (representing approximately 8% of AQN’s total assets as of December 31, 2020 and approximately 3% of AQN’s revenues for the year ended December 31, 2020). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020, based on the framework established in Internal Control - Integrated Framework (2013) issued by COSO.  This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls, and a conclusion on this evaluation.  Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2020 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP.  Management reviewed the results of its assessment with the Audit Committee of the Board of Directors of AQN.

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CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
For the twelve months ended December 31, 2020, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud.  Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
AQN prepared its consolidated financial statements in accordance with U.S. GAAP.  The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination.  Actual results may differ from these estimates.
AQN’s significant accounting policies and new accounting standards are discussed in Notes 1 and 2 in the annual consolidated financial statements, respectively.  Management believes the following accounting policies involve the application of critical accounting estimates.  Accordingly, these accounting estimates have been reviewed and discussed with the Audit Committee of the Board of Directors of AQN.
Consolidation and Variable Interest Entities
The Company uses judgment to assess whether its operations or investments represent variable interest entities ("VIEs").  In making these evaluations, management considers a) the sufficiency of the investment's equity at risk, b) the existence of a controlling financial interest, and c) the structure of any voting rights.  In addition, management considers the specific facts and circumstances of each investment in a VIE when determining whether the Company is the primary beneficiary.  The factors that management takes into consideration include the purpose and design of the VIE, the key decisions that affect its economic performance, whether the parties to the arrangements are related parties or defacto agents of the Company, and whether the Company has the power to direct the activities that would most significantly affect the economic performance of the VIE.  Management's judgment is also required to determine whether the Company has the right to receive benefits or the obligation to absorb losses of the VIE.  Based on the judgments made, the Company will consolidate the VIE if it determines that it is the primary beneficiary.
Estimated Useful Lives and Recoverability of Long-Lived Assets, Intangibles and Goodwill
The Company makes judgments a) to determine the recoverability of a development project, and the period over which the costs are capitalized during the development and construction of the project, b) to assess the nature of the costs to be capitalized, c) to distinguish individual components and major overhauls, and d) to determine the useful lives or unit-of-production over which assets are depreciated.
Depreciation rates on most utility assets are subject to regulatory review and approval, and depreciation expense is recovered through rates set by ratemaking authorities.  The recovery of those costs is dependent on the ratemaking process.
The carrying value of long-lived assets, including intangible assets and goodwill, is reviewed whenever events or changes in circumstances indicate that such carrying values may not be recoverable, and at least annually for goodwill.  Some of the factors AQN considers as indicators of impairment include a significant change in operational or financial performance, unexpected outcome from rate orders, natural disasters, energy pricing and changes in regulation.  When such events or circumstances are present, the Company assesses whether the carrying value will be recovered through the expected future cash flows.  If the facility includes goodwill, the fair value of the facility is compared to its carrying value.  Both methodologies are sensitive to the forecasted cash flows and in particular energy prices, long-term growth rate and, discount rate for the fair value calculation.
In 2020 and 2019, Management assessed qualitative and quantitative factors for each of the reporting units that were allocated goodwill.  No goodwill impairment provision was required.

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Valuation of Deferred Tax Assets
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and provides any necessary valuation allowances as required.  Management evaluates the probability of realizing deferred tax assets by reviewing a forecast of future taxable income together with Management's intent and ability to implement tax planning strategies, if necessary, to realize deferred tax assets.  Although at this time Management considers it more likely than not that it will have sufficient taxable income to realize the deferred tax assets, there can be no assurance that the Company will generate sufficient taxable income in the future to utilize these deferred tax assets.  Management also assesses the ability to utilize tax attributes, including those in the form of carryforwards, for which the benefits have already been reflected in the financial statements.
Accounting for Rate Regulation
Accounting guidance for regulated operations provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those incurred costs in rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected.  This accounting guidance is applied to the Regulated Services Group's operations, with the exception of ESSAL.
Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet as regulatory assets or liabilities and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers.  Regulatory assets and liabilities are recorded when it is probable that these items will be recovered or reflected in future rates.  Determining probability requires significant judgment on the part of management and includes, but is not limited to, consideration of testimony presented in regulatory hearings, proposed regulatory decisions, final regulatory orders and industry practice.  If events were to occur that would make the recovery of these assets and liabilities no longer probable, these regulatory assets and liabilities would be required to be written off or written down.
Unbilled Energy Revenues
Revenues related to natural gas, electricity and water delivery are generally recognized upon delivery to customers.  The determination of customer billings is based on a systematic reading of meters throughout the month.  At the end of each month, amounts of natural gas, energy or water provided to customers since the date of the last meter reading are estimated, and the corresponding unbilled revenue is recorded.  Factors that can impact the estimate of unbilled energy include, but are not limited to, seasonal weather patterns compared to normal, total volumes supplied to the system, line losses, economic impacts, and composition of customer classes.  Estimates are reversed in the following month and actual revenue is recorded based on subsequent meter readings.
Derivatives
AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates.  Management’s judgment is required to determine if a transaction meets the definition of a derivative and, if it does, whether the normal purchases and sales exception applies or whether individual transactions qualify for hedge accounting treatment.  Management’s judgment is also required to determine the fair value of derivative transactions.  AQN determines the fair value of derivative instruments based on forward market prices in active markets obtained from external parties adjusted for nonperformance risk.  A significant change in estimate could affect AQN’s results of operations if the hedging relationship was considered no longer effective.
Pension and Post-employment Benefits
The obligations and related costs of defined benefit pension and post-employment benefit plans are calculated using actuarial concepts, which include critical assumptions related to the discount rate, mortality rate, compensation increase, expected rate of return on plan assets and medical cost trend rates.  These assumptions are important elements of expense and/or liability measurement and are updated on an annual basis, or upon the occurrence of significant events.  The Company used the new mortality improvement scale (MP-2020) recently released by the Society of Actuaries adjusted to reflect the 2020 Social Security Administration ultimate improvement rates.

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The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost for 2020 are outlined in the following table.  They are calculated independently of each other.  Actual experience may result in changes in a number of assumptions simultaneously.  The types of assumptions and method used to prepare the sensitivity analysis has not changed from previous periods and is consistent with the calculation of the retirement benefit obligations and net benefit plan cost recognized in the consolidated financial statements.

	2020 Pension Plans		2020 OPEB Plans
(all dollar amounts in $ millions)	Accrued Benefit Obligation	Net Periodic Pension Cost	Accumulated Postretirement Benefit Obligation	Net Periodic Postretirement Benefit Cost
Discount Rate
1% increase	(91.3)	(4.0)	(45.0)	(2.9)
1% decrease	113.6	5.8	58.3	4.3

Future compensation rate
1% increase	4.0	2.2	—	—
1% decrease	(3.5)	(2.1)	—	—

Expected return on plan assets
1% increase	—	(5.8)	—	(1.4)
1% decrease	—	5.8	—	1.4

Health care trend
1% increase	—	—	52.2	5.3
1% decrease	—	—	(41.0)	(4.6)
Business Combinations
The Company has completed a number of business combinations in the past few years.  Management's judgment is required to estimate the purchase price, to identify and to fair value all assets and liabilities acquired.  The determination of the fair value of assets and liabilities acquired is based upon management’s estimates and certain assumptions generally included in a present value calculation of the related cash flows.
Acquired assets and liabilities assumed that are subject to critical estimates include property, plant and equipment, regulatory assets and liabilities, intangible assets, long-term debt and pension and OPEB obligations.  The fair value of regulated property, plant and equipment is assessed using an income approach where the estimated cash flows of the assets are calculated using the approved tariff and discounted at the approved rate of return.  The fair value of ESSAL's  property, plant and equipment was assessed using a multi-period excess earnings method. The fair value of regulatory assets and liabilities considers the estimated timing of the recovery or refund to customers through the rate making process. The fair value of intangible assets is assessed using a multi-period excess earnings method.  The fair value of long-term debt is determined using a discounted cash flow method and current interest rates.  The pension and OPEB obligations are valued by external actuaries using the guidelines of ASC 805, Business combinations.

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MANAGEMENT’S REPORT
Financial Reporting
The preparation and presentation of the accompanying consolidated financial statements, MD&A and all financial information in the consolidated financial statements are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Financial statements by nature include amounts based upon estimates and judgments. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Management has prepared the financial information presented elsewhere in this document and has ensured that it is consistent with that in the consolidated financial statements.
The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit Committee of the Board of Directors, composed of directors who are unrelated and independent, has a specific responsibility to oversee management’s efforts to fulfill its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.
During the year ended December 31, 2020, the Company acquired Empresa de Servicios de los Lagos S.A. (“ESSAL”) and Ascendant Group Limited (“Ascendant”). Management is in the process of evaluating the existing controls and procedures of ESSAL and Ascendant and integrating financial reporting and controls for ESSAL and Ascendant into the Company's internal control over financial reporting.  The financial information for these acquisitions is included in this MD&A and in note 3 to the consolidated financial statements.  As permitted by National Instrument 52-109 and the U.S. Securities and Exchange Commission, due to the complexity associated with assessing internal controls during integration efforts, the Company excluded these acquisitions from its evaluation of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2020 (representing approximately 8% of its total assets as of December 31, 2020 and approximately 3% of its revenues for the year ended December 31, 2020).
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2020.
March 4, 2021

/s/ Arun Banskota	/s/ Arthur Kacprzak
Chief Executive Officer	Chief Financial Officer

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Algonquin Power & Utilities Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Algonquin Power & Utilities Corp. (the “Company”), as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 4, 2021 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

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Regulatory assets and liabilities—Recovery of costs through rate regulation
Description of the Matter
As described in Note 7 to the consolidated financial statements, the Company has approximately $845 million in regulatory assets and approximately $602 million in regulatory liabilities that are subject to regulation by the public utility commissions of the regions in which they operate. Rates are determined under cost of service regulation. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on assets or common shareholder’s equity. Regulatory decisions can have an impact on the timely recovery of costs and the approved returns. The recoverability of such costs through rate-regulation impacts multiple financial statement line items and disclosures, including property, plant, and equipment, regulatory assets and liabilities, regulated electricity, gas and water distribution revenues and the corresponding expenses, income tax expense, and depreciation and amortization expense.

Although the Company expects to recover its costs from customers through rates, there is a risk that the respective regulator will not approve full recovery of the costs incurred. Auditing the recoverability of these costs through rates is complex and highly judgmental due to the significant judgments and probability assessments made by the Company to support its accounting and disclosure for regulatory matters when final regulatory decisions or orders have not yet been obtained or when regulatory formulas are complex. There is also subjectivity involved in assessing the potential impact of future regulatory decisions on the financial statements. The Company’s judgments include evaluating the probability of recovery of and recovery on costs incurred, or probability of refund to customers through future rates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s evaluation of the likelihood of recovery of regulatory assets and refund of regulatory liabilities, including management’s controls over the initial recognition and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates, a refund, or future changes in rates.

We performed audit procedures that included, amongst others, evaluating the Company’s assessment of the probability of future recovery for regulatory assets and refund of regulatory liabilities, by comparison to the relevant regulatory orders, filings and correspondence, and other publicly available information including past precedents. For regulatory matters for which regulatory decisions or orders have not yet been obtained, we inspected the Company’s filings for any evidence that might contradict the Company’s assertions, and reviewed other regulatory orders, filings and correspondence for other entities within the same or similar jurisdictions to assess the likelihood of recovery in future rates based on the respective regulator’s treatment of similar costs under similar circumstances. We evaluated the Company’s analysis and corroborated that analysis with letters from legal counsel, when appropriate, regarding cost recoveries or future changes in rates. We also assessed the methodology and mathematical accuracy of the Company’s calculations of regulatory asset and liability balances based on provisions and formulas outlined in rate orders and other correspondence with regulators.

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Accounting for Long-term Investments and Related Financing Arrangements
Description of the Matter
As more fully described in Notes 8 and 16 to the consolidated financial statements, the Company has various long-term investments and related financing arrangements with Atlantica Sustainable Infrastructure PLC, Abengoa-Algonquin Global Energy Solutions B.V., Atlantica Yield Energy Solutions Canada Inc. and other development entities.
The accounting for these investments involves the application of the variable interest model, which includes evaluating whether various entities within these investment structures are variable interest entities (“VIE”) and whether the Company is the primary beneficiary of the VIE. If the Company is the primary beneficiary of the VIE, then the VIE is consolidated. These assessments are technically complex, require significant judgment and the involvement of subject matter experts as necessary. Such judgments include a consideration of the adequacy of equity at risk within the entities, consideration of whether other parties to the arrangements are agents or defacto agents, determining the party that has the power to direct the activities of the entities that most significantly affect their economic performance. In addition, certain financing arrangements entered into as part of the funding of these investment structures required a consideration of whether the financing arrangements are debt or non-controlling interests.
Subsequent to the initial set-up, the Company also monitors for reconsideration events relating to these investment structures, including evaluating the continuing ability of other parties to honour their obligations under the arrangements. This necessitates on-going critical judgments over whether any events have arisen that require a re-evaluation of prior accounting judgments.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s application of the variable interest model, including the process of evaluating whether an entity is a VIE, whether the Company is the primary beneficiary of the VIE, the classification of related financing instruments and the assessment of reconsideration events.
To evaluate the Company’s conclusions about the determination of VIE and consolidation, our audit procedures included, amongst others, obtaining and reviewing all agreements associated with the set-up of the respective investments, subsidiary financial information and other legal documents. We reviewed management’s analysis of the significant activities and evaluated which party has the power to direct such activities, considering the purpose and design of the entity, composition of the board of directors and other legal rights of the parties, including whether there were indicators that other parties to the arrangement were acting in the role of agents or defacto agents. We also compared the rights of each party to underlying legal documents, articles of incorporation and board of directors’ minutes. In addition, we performed an evaluation of the various entities’ equity and whether such equity at risk was sufficient to conduct its related activities. We analyzed the at risk equity holder’s obligation to absorb the investments’ expected losses and right to receive expected residual returns.
We further evaluated the accounting and presentation of related financing instruments by reviewing the agreements and terms related to such instruments and assessing their equity and debt characteristics.
Finally, we inspected any changes to related agreements and considered the continuing ability of other parties to honour their commitments under the arrangements within the respective structures to determine if a reconsideration event arose that necessitated a re-evaluation of previous accounting judgments.

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Impairment of Goodwill
Description of the Matter
As at December 31, 2020, the Company’s goodwill balance of $1.2 billion is largely comprised of previous acquisitions and is inclusive of goodwill of $163.5 million generated from the current year acquisitions of Ascendent Group Limited and Empresa de Servicios de Los Lagos S.A.  As discussed in Note 1(c) to the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. The Company assesses qualitative and quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit to which goodwill is attributed is less than its carrying amount.
Auditing management’s goodwill impairment test is complex and highly judgmental due to the significant estimation required in determining the fair value of the reporting units. In particular, the fair value estimate is sensitive to significant assumptions, such as the weighted average cost of capital, forecasted future revenue, operating expenses, capital expenditures, and working capital balances as well as terminal growth rates, which are affected by expectations about future market and economic conditions. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process and budget review process, including controls over management’s review of the significant assumptions described above. We performed audit procedures that included, amongst others, assessing the significant assumptions and the underlying data used by the Company in its analysis. This encompassed an assessment of both the shorter and long-term growth assumptions used by management as well as the terminal growth rates.
We involved our Valuation specialists in the evaluation of the discounted cash flow model utilized by management, including the computation of the weighted average cost of capital. We compared significant assumptions in the valuation model, especially the forecasted revenue, operating expenses, capital expenditures and terminal growth rates, to current industry, market and economic trends. In addition, we also compared the forecasted revenue, operating expenses, capital expenditures and terminal growth rates used by management to regulatory rate case filings and approvals. We inspected the Company’s budget and forecast for any changes or modifications that were inconsistent with the above identified assumptions used by management and evaluated any contrary information. We also performed sensitivity analyses of significant assumptions including the forecasted revenue, operating expenses, capital expenditures and terminal growth rates, to evaluate the changes in the fair value of the reporting units that would result from changes in the assumptions.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2013.
Toronto, Canada
March 4, 2021

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of Algonquin Power & Utilities Corp.
Opinion on Internal Control over Financial Reporting
We have audited Algonquin Power & Utilities Corp.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Algonquin Power & Utilities Corp. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
As indicated in the accompanying Internal Controls over Financial Reporting section in Management’s Report, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Ascendant Group Limited (“Ascendant”) and Empressa de Servicios Sanitarios de Los Lagos S.A. (“ESSAL”), which are included in the 2020 consolidated financial statements of the Company and constituted 8% of total assets, as of December 31, 2020 and 3% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Ascendant and ESSAL.
We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2020 and 2019, and the consolidated statements of operations, comprehensive income, equity and cash flows for the years then ended, and the related notes, and our report dated March 4, 2021 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 4, 2021

70 Algonquin 2020 annual report - Independent Auditor’s Report

Contents
Algonquin Power & Utilities Corp.
Consolidated Statements of Operations
(thousands of U.S. dollars, except per share amounts)	Year ended December 31
	2020	2019
Revenue
Regulated electricity distribution	$777,577	$784,396
Regulated gas distribution	456,267	439,153
Regulated water reclamation and distribution	154,995	130,488
Non-regulated energy sales	255,955	246,601
Other revenue	32,264	25,754
	1,677,058	1,626,392
Expenses
Operating expenses	520,452	471,989
Regulated electricity purchased	227,509	247,417
Regulated gas purchased	144,271	170,487
Regulated water purchased	12,583	8,142
Non-regulated energy purchased	16,645	17,258
Administrative expenses	59,490	56,802
Depreciation and amortization	314,123	284,304
Loss (gain) on foreign exchange	(2,108)	3,146
	1,292,965	1,259,545
Operating income	384,093	366,847
Interest expense	(181,934)	(181,488)
Income from long-term investments (note 8)	664,671	397,621
Other net losses (note 19)	(61,311)	(26,694)
Pension and other post-employment non-service costs (note 10)	(14,072)	(17,332)
Gain on derivative financial instruments (note 24(b)(iv))	964	16,113
	408,318	188,220
Earnings before income taxes	792,411	555,067
Income tax expense (note 18)
Current	(4,888)	(16,431)
Deferred	(59,695)	(53,686)
	(64,583)	(70,117)
Net earnings	727,828	484,950
Net effect of non-controlling interests (note 17)
Non-controlling interests	67,286	62,416
Non-controlling interests held by related party (note 16(b))	(12,651)	(16,482)
	$54,635	$45,934
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$782,463	$530,884
Series A and D Preferred shares dividend (note 15)	8,401	8,486
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$774,062	$522,398
Basic net earnings per share (note 20)	$1.38	$1.05
Diluted net earnings per share (note 20)	$1.37	$1.04
See accompanying notes to consolidated financial statements

Consolidated Financial Statements – Algonquin 2020 annual report  71

Contents
Algonquin Power & Utilities Corp.
Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Year ended December 31
	2020	2019
Net earnings	$727,828	$484,950
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax recovery of $1,526 and of $289, respectively (notes 24(b)(iii) and 24(b)(iv))	28,406	7,795
Change in fair value of cash flow hedges, net of tax recovery of $9,046 and tax expense of $3,862 respectively (note 24(b)(ii))	(24,282)	10,580
Change in pension and other post-employment benefits, net of tax recovery of $6,881 and $2,735, respectively (note 10)	(17,561)	(6,509)
Other comprehensive income (loss), net of tax	(13,437)	11,866
Comprehensive income	714,391	496,816
Comprehensive loss attributable to the non-controlling interests	(55,326)	(43,506)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$769,717	$540,322
See accompanying notes to consolidated financial statements

72 Algonquin 2020 annual report - Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Consolidated Balance Sheets
(thousands of U.S. dollars)
	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$101,614	$62,485
Accounts receivable, net (note 4)	325,644	259,144
Fuel and natural gas in storage	30,567	30,804
Supplies and consumables inventory	104,078	60,295
Regulatory assets (note 7)	63,042	50,213
Prepaid expenses	49,640	29,003
Derivative instruments (note 24)	13,106	13,483
Other assets (note 11)	7,266	7,764
	694,957	513,191
Property, plant and equipment, net (note 5)	8,241,838	7,240,980
Intangible assets, net (note 6)	114,913	47,616
Goodwill (note 6)	1,208,390	1,031,696
Regulatory assets (note 7)	782,429	509,674
Long-term investments (note 8)
Investments carried at fair value	1,837,429	1,294,147
Other long-term investments	214,583	121,968
Derivative instruments (note 24)	39,001	72,221
Deferred income taxes (note 18)	21,880	30,585
Other assets (note 11)	68,486	58,708
	$13,223,906	$10,920,786
See accompanying notes to consolidated financial statements

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Contents
Algonquin Power & Utilities Corp.
Consolidated Balance Sheets
(thousands of U.S. dollars)
	December 31, 2020	December 31, 2019
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$192,160	$150,336
Accrued liabilities	369,530	307,952
Dividends payable (note 15)	92,720	73,945
Regulatory liabilities (note 7)	38,483	41,683
Long-term debt (note 9)	139,874	225,013
Other long-term liabilities (note 12)	72,505	57,939
Derivative instruments (note 24)	41,980	5,898
Other liabilities	7,901	9,300
	955,153	872,066
Long-term debt (note 9)	4,398,596	3,706,855
Regulatory liabilities (note 7)	563,035	565,695
Deferred income taxes (note 18)	568,644	491,538
Derivative instruments (note 24)	68,430	78,766
Pension and other post-employment benefits obligation (note 10)	341,502	224,094
Other long-term liabilities (note 12)	339,181	243,401
	7,234,541	6,182,415
Redeemable non-controlling interests (note 17)
Redeemable non-controlling interest, held by related party (note 16(b))	306,316	305,863
Redeemable non-controlling interests	20,859	25,913
	327,175	331,776
Equity:
Preferred shares	184,299	184,299
Common shares (note 13(a))	4,935,304	4,017,044
Additional paid-in capital	60,729	50,579
Retained earnings (deficit)	45,753	(367,107)
Accumulated other comprehensive loss (“AOCI”) (note 14)	(22,507)	(9,761)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,203,578	3,875,054
Non-controlling interests (note 17)
Non-controlling interests	399,487	457,834
Non-controlling interest, held by related party (note 16(c))	59,125	73,707
	458,612	531,541
Total equity	5,662,190	4,406,595
Commitments and contingencies (note 22)
Subsequent events (notes 3, 8, 13 and 26)
	$13,223,906	$10,920,786
See accompanying notes to consolidated financial statements

74 Algonquin 2020 annual report - Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Consolidated Statement of Equity

(thousands of U.S. dollars) For the year ended December 31, 2020

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2019	$4,017,044	$184,299	$50,579	$(367,107)	$(9,761)	$531,541	$4,406,595
Net earnings (loss)	—	—	—	782,463	—	(54,635)	727,828
Effect of redeemable non-controlling interests not included in equity (note 17)	—	—	—	—	—	(5,696)	(5,696)
Other comprehensive loss	—	—	—	—	(12,746)	(691)	(13,437)
Dividends declared and distributions to non-controlling interests	—	—	—	(281,977)	—	(25,749)	(307,726)
Dividends and issuance of shares under dividend reinvestment plan	70,830	—	—	(70,830)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	3,371	3,371
Common shares issued upon conversion of convertible debentures	48	—	—	—	—	—	48
Common shares issued upon public offering, net of cost	823,891	—	—	—	—	—	823,891
Common shares issued under employee share purchase plan	4,327	—	—	—	—	—	4,327
Share-based compensation	—	—	25,859	—	—	—	25,859
Common shares issued pursuant to share-based awards	19,164	—	(13,959)	(16,796)	—	—	(11,591)
Acquisition of redeemable non-controlling interest, net (note 3(b))	—	—	(1,750)	—	—	10,471	8,721
Balance, December 31, 2020	$4,935,304	$184,299	$60,729	$45,753	$(22,507)	$458,612	$5,662,190
See accompanying notes to consolidated financial statements

Consolidated Financial Statements – Algonquin 2020 annual report 75

Contents
Algonquin Power & Utilities Corp.
Consolidated Statement of Equity

(thousands of U.S. dollars) For the year ended December 31, 2019

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2018	$3,562,418	$184,299	$45,553	$(595,259)	$(19,385)	$519,896	$3,697,522
Adoption of ASU 2017-12 on hedging	—	—	—	(186)	186	—	—
Net earnings (loss)	—	—	—	530,884	—	(45,934)	484,950
Redeemable non-controlling interests not included in equity (note 17)	—	—	—	—	—	(7,476)	(7,476)
Other comprehensive income	—	—	—	—	9,438	2,428	11,866
Dividends declared and distributions to non-controlling interests	—	—	—	(217,464)	—	(37,691)	(255,155)
Dividends and issuance of shares under dividend reinvestment plan (note 13(a)(iii))	68,856	—	—	(68,856)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	100,318	100,318
Common shares issued upon conversion of convertible debentures	148	—	—	—	—	—	148
Common shares issued upon public offering, net of cost	364,211	—	—	—	—	—	364,211
Issuance of common shares under employee share purchase plan	2,853	—	—	—	—	—	2,853
Share-based compensation	—	—	12,974	—	—	—	12,974
Common shares issued pursuant to share-based awards	18,558	—	(7,948)	(16,226)	—	—	(5,616)
Balance, December 31, 2019	$4,017,044	$184,299	$50,579	$(367,107)	$(9,761)	$531,541	$4,406,595
See accompanying notes to consolidated financial statements

76 Algonquin 2020 annual report - Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Consolidated Statements of Cash Flows
(thousands of U.S. dollars)	Year ended December 31
	2020	2019
Cash provided by (used in):
Operating Activities
Net earnings	$727,828	$484,950
Adjustments and items not affecting cash:
Depreciation and amortization	314,123	284,304
Deferred taxes	59,695	53,686
Unrealized gain on derivative financial instruments	(2,124)	(15,237)
Share-based compensation expense	24,637	11,042
Cost of equity funds used for construction purposes	(2,219)	(4,896)
Change in value of investments carried at fair value	(559,701)	(276,458)
Pension and post-employment expense in excess of (lower than) contributions	2,182	(8,952)
Distributions received from equity investments, net of income	3,869	7,487
Others	14,406	15,031
Net change in non-cash operating items (note 23)	(77,479)	60,303
	505,217	611,260
Financing Activities
Increase in long-term debt	3,471,740	3,614,758
Decrease in long-term debt	(3,160,523)	(3,048,008)
Issuance of common shares, net of costs	820,767	362,364
Cash dividends on common shares	(253,762)	(196,391)
Dividends on preferred shares	(8,401)	(8,486)
Contributions from non-controlling interests, related party	—	96,752
Contributions from non-controlling interests and redeemable non-controlling interests (note 17)	3,717	3,403
Production-based cash contributions from non-controlling interest	3,371	3,565
Distributions to non-controlling interests, related party (note 16(b) and (c))	(27,447)	(38,718)
Distributions to non-controlling interests	(11,417)	(12,251)
Payments upon settlement of derivatives	—	(8,732)
Shares surrendered to fund withholding taxes on exercised share options	(5,274)	(5,282)
Repurchase of non-controlling interest	(76,046)	—
Increase in other long-term liabilities	18,342	10,175
Decrease in other long-term liabilities	(8,208)	(39,783)
	766,859	733,366
Investing Activities
Additions to property, plant and equipment and intangible assets	(786,030)	(581,332)
Increase in long-term investments	(279,188)	(669,832)
Acquisitions of operating entities (note 3)	(402,784)	(308,423)
Increase in other assets	(21,419)	(16,690)
Receipt of principal on development loans receivable	244,285	251,118
Distributions received from equity investments	14,818	1,000
Proceeds from sale of long-lived assets	415	—
	(1,229,903)	(1,324,159)
Effect of exchange rate differences on cash and restricted cash	573	1,032
Increase in cash, cash equivalents and restricted cash	42,746	21,499
Cash, cash equivalents and restricted cash, beginning of year	87,272	65,773
Cash, cash equivalents and restricted cash, end of year	$130,018	$87,272

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Contents
Algonquin Power & Utilities Corp.
Consolidated Statements of Cash Flows
(thousands of U.S. dollars)	Year ended December 31
	2020	2019
Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$190,942	$171,548
Cash paid during the year for income taxes	$5,603	$14,543
Cash received during the year for distributions from equity investments	$121,506	$131,492
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$74,505	$98,231
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$94,321	$87,414
Issuance of common shares upon conversion of convertible debentures	$50	$155
Sale of property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$27,611	$57,753
See accompanying notes to consolidated financial statements

78 Algonquin 2020 annual report - Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States,  Canada, Chile and Bermuda; the Renewable Energy Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets.
1.	Significant accounting policies
(a)	Basis of preparation
The accompanying consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission.
(b)	Basis of consolidation
The accompanying consolidated financial statements of AQN include the accounts of AQN, its wholly owned subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary (note 1(m)). Intercompany transactions and balances have been eliminated. Interests in subsidiaries owned by third parties are included in non-controlling interests (note 1(s)).
(c)	Business combinations, intangible assets and goodwill
The Company accounts for acquisitions of entities or assets that meet the definition of a business as business combinations. Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are measured at their fair value at the acquisition date, except for deferred income taxes, which are accounted for as described in note 1(v). Acquisition costs are expensed in the period incurred. When the set of activities does not represent a business, the transaction is accounted for as an asset acquisition and includes acquisition costs.
Intangible assets acquired are recognized separately at fair value if they arise from contractual or other legal rights or are separable. Power sales contracts are amortized on a straight-line basis over the remaining term of the contract ranging from 6 to 25 years from the date of acquisition. Interconnection agreements are amortized on a straight-line basis over their estimated life of 40 years. The majority of the Company's customer relationships are amortized on a straight-line basis over their estimated lives of 25 to 40 years. Certain customer relationships and water rights in Chile as well as brand names are considered indefinite-lived intangibles and are not amortized, but assessed annually for indicators of impairment. Miscellaneous intangibles include renewable energy credits that are purchased by the Company's electric utilities to satisfy renewable portfolio standard obligations. These intangibles are not amortized but are derecognized when remitted to the respective state authority to satisfy the compliance obligation.
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net assets acquired. Goodwill is generally not included in the rate base on which regulated utilities are allowed to earn a return and is not amortized.
As at September 30 of each year, the Company assesses qualitative and quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit to which goodwill is attributed is less than its carrying amount. If it is more likely than not that a reporting unit’s fair value is less than its carrying amount or if a quantitative assessment is elected, the Company calculates the fair value of the reporting unit. If the carrying amount of the reporting unit as a whole exceeds the reporting unit’s fair value, an impairment charge is recorded in an amount of that excess, limited to the total amount of goodwill allocated to that reporting unit. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 79

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(d)	Accounting for rate regulated operations
The operating companies within the Regulated Services Group are subject to rate regulation generally overseen by the regulatory authorities of the jurisdictions in which they operate (the “Regulator”). The Regulator provides the final determination of the rates charged to customers. AQN’s regulated operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board (“FASB”) ASC Topic 980, Regulated Operations (“ASC 980”) except for AQN's Chilean operating company, Empresa de Servicios de Los Lagos S.A. (“ESSAL”), which was acquired in October 2020. The rates that are approved under the Chilean regulatory framework are designed to recover the costs of service of a model water utility.  Because the rates are not designed to recover ESSAL's specific costs of service, the utility does not meet the criteria to follow the accounting guidance under ASC 980.
Under ASC 980, regulatory assets and liabilities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process. Included in note 7, “Regulatory matters”, are details of regulatory assets and liabilities, and their current regulatory treatment.
In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate regulated enterprises and would be required to record an after-tax, non-cash charge or credit against earnings for any remaining regulatory assets or liabilities. The impact could be material to the Company’s reported financial condition and results of operations.
The U.S. electric, gas and water utilities’ accounts are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (“FERC”), the Regulator and National Association of Regulatory Utility Commissioners in the United States. The New Brunswick Gas accounts are maintained in accordance with the New Brunswick Gas Distribution Act Uniform Accounting Regulation.
(e)	Cash and cash equivalents
Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less.
(f)	Restricted cash
Restricted cash represents reserves and amounts set aside pursuant to requirements of various debt agreements, deposits to be returned back to customers, and certain requirements related to generation and transmission operations. Cash reserves segregated from AQN’s cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. AQN cannot access restricted cash without the prior authorization of parties not related to AQN.
(g)	Accounts receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, future economic conditions and outlook, and the receivables aging and current payment patterns. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

80 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(h)	Fuel and natural gas in storage
Fuel and natural gas in storage is reflected at weighted average cost or first-in-first-out as required by regulators and represents fuel, natural gas and liquefied natural gas that will be utilized in the ordinary course of business of the gas utilities and some generating facilities. Existing rate orders and other contracts allow the Company to pass through the cost of gas purchased directly to the customers along with any applicable authorized delivery surcharge adjustments (note 7(g)). Accordingly, the net realizable value of fuel and gas in storage does not fall below the cost to the Company.
(i)	Supplies and consumables inventory
Supplies and consumables inventory (other than capital spares and rotatable spares, which are included in property, plant and equipment) are charged to inventory when purchased and then capitalized to plant or expensed, as appropriate, when installed, used or upon becoming obsolete. These items are stated at the lower of cost and net realizable value. Through rate orders and the regulatory environment, capitalized construction jobs are recovered through rate base and repair and maintenance expenses are recovered through a cost of service calculation. Accordingly, the cost usually reflects the net realizable value.
(j)	Property, plant and equipment
Property, plant and equipment are recorded at cost. Capitalization of development projects begins when management with the relevant authority has authorized and committed to the funding of a project and it is probable that costs will be realized through the use of the asset or ultimate construction and operation of a facility. Project development costs for rate regulated entities, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized either as property, plant and equipment or regulatory assets when it is determined that recovery of such costs through regulated revenue of the completed project is probable.
The costs of acquiring or constructing property, plant and equipment include the following: materials, labour, contractor and professional services, construction overhead directly attributable to the capital project (where applicable), interest for non-regulated property and allowance for funds used during construction (“AFUDC”) for regulated property. Where possible, individual components are recorded and depreciated separately in the books and records of the Company. Plant and equipment under finance leases are initially recorded at cost determined as the present value of lease payments to be made over the lease term.
AFUDC represents the cost of borrowed funds and a return on other funds. Under ASC 980, an allowance for funds used during construction projects that are included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. For operations that do not apply regulatory accounting, interest related only to debt is capitalized as a cost of construction in accordance with ASC 835, Interest. The interest capitalized that relates to debt reduces interest expense on the consolidated statements of operations. The AFUDC capitalized that relates to equity funds is recorded as interest and other income under income from long-term investments on the consolidated statements of operations.
Improvements that increase or prolong the service life or capacity of an asset are capitalized. Costs incurred for major expenditures or overhauls that occur at regular intervals over the life of an asset are capitalized and depreciated over the related interval. Maintenance and repair costs are expensed as incurred. Grants related to capital expenditures are recorded as a reduction to the cost of assets and are amortized at the rate of the related asset as a reduction to depreciation expense. Grants related to operating expenses such as maintenance and repairs costs are recorded as a reduction of the related expense. Contributions in aid of construction represent amounts contributed by customers, governments and developers to assist with the funding of some or all of the cost of utility capital assets. They also include amounts initially recorded as advances in aid of construction (note 12(a)) but where the advance repayment period has expired. These contributions are recorded as a reduction in the cost of utility assets and are amortized at the rate of the related asset as a reduction to depreciation expense.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 81

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.	Significant accounting policies (continued)
(j)	Property, plant and equipment (continued)

The Company’s depreciation is based on the estimated useful lives of the depreciable assets in each category and is determined using the straight-line method with the exception of certain wind assets, as described below. The ranges of estimated useful lives and the weighted average useful lives are summarized below:
	Range of useful lives		Weighted average useful lives
	2020	2019	2020	2019
Generation	3 - 60	3 - 60	33	33
Distribution	1 - 100	5 - 100	40	42
Equipment	5 - 50	5 - 44	11	10
The Company uses the unit-of-production method for certain components of its wind generating facilities where the useful life of the component is directly related to the amount of production. The benefits of components subject to wear and tear from the power generation process are best reflected through the unit-of-production method. The Company generally uses wind studies prepared by third parties to estimate the total expected production of each component.
In accordance with regulator-approved accounting policies, when depreciable property, plant and equipment of the Regulated Services Group are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation with no gain or loss reflected in results of operations. Gains and losses will be charged to results of operations in the future through adjustments to depreciation expense. In the absence of regulator-approved accounting policies, gains and losses on the disposition of property, plant and equipment are charged to earnings as incurred.
(k)	Commonly owned facilities
The Regulated Services Group owns undivided interests in three electric generating facilities with ownership interest ranging from 7.52% to 60%, with a corresponding share of capacity and generation from the facility used to serve certain of its utility customers. The Company's investment in the undivided interest is recorded as plant in service and recovered through rate base. The Company's share of operating costs is recognized in operating, maintenance and fuel expenditures excluding depreciation expense.
(l)	Impairment of long-lived assets
AQN reviews property, plant and equipment and finite-life intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
As at September 30 of each year, the Company assesses qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible is impaired. If it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset. If the carrying value of the intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Indefinite-life intangibles are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduces the fair value below its carrying amount.
Recoverability of assets expected to be held and used is measured by comparing the carrying amount of an asset to undiscounted expected future cash flows. If the carrying amount exceeds the recoverable amount, the asset is written down to its fair value.
(m)	Variable interest entities
The Company performs analyses to assess whether its operations and investments represent VIEs. To identify potential VIEs, management reviews contracts under leases, long-term purchase power agreements and jointly owned facilities. VIEs for which the Company is deemed the primary beneficiary are consolidated. In circumstances where AQN is not deemed the primary beneficiary, the VIE is not consolidated (note 8).

82 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.	Significant accounting policies (continued)
(m)	Variable interest entities (continued)
The Company has equity and notes receivable interests in two power generating facilities and one water pipeline project. AQN has determined that these entities are considered VIEs mainly based on total equity at risk not being sufficient to permit the legal entity to finance its activities without additional subordinated financial support. The key decisions that affect the generating facilities’ economic performance relate to siting, permitting, technology, construction, operations and maintenance and financing. The key decisions that affect the water pipeline investment entity's performance relate to any future investments and loans to the project, administering its rights as lender to the project, and the distribution of any interest or dividends received from the project. As AQN has both the power to direct the activities of the entities that most significantly impact its economic performance and the right to receive benefits or the obligation to absorb losses of the entities that could potentially be significant to the entities, the Company is considered the primary beneficiary.
Total net book value of assets and long-term debt of these facilities amounts to $59,521 (2019 - $60,230) and $20,328 (2019 - 21,754), respectively. The financial performance of these entities reflected on the consolidated statements of operations includes non-regulated energy sales of $17,116 (2019 - 17,108), operating expenses and amortization of $5,400 (2019 - $4,930) and interest expense of $2,119 (2019 - $2,340).
(n)	Long-term investments and notes receivable
Investments in which AQN has significant influence but not control are either accounted for using the equity method or at fair value. Equity-method investments are initially measured at cost including transaction costs and interest when applicable. AQN records its share in the income or loss of its equity-method investees in income from long-term investments in the consolidated statements of operations. AQN records in the consolidated statements of operations the fluctuations in the fair value of its investees held at fair value and dividend income when it is declared by the investee.
Notes receivable are financial assets with fixed or determined payments that are not quoted in an active market. Notes receivable are initially recorded at cost, which is generally face value. Subsequent to acquisition, the notes receivable are recorded at amortized cost using the effective interest method. The Company holds these notes receivable as long-term investments and does not intend to sell these instruments prior to maturity. Interest from long-term investments is recorded as earned and when collectability of both the interest and principal are reasonably assured.
If a loss in value of a long-term investment is considered other than temporary, an allowance for impairment on the investment is recorded for the amount of that loss. An allowance on notes receivable is recorded in order to present the net amount expected to be collected on the receivable. This allowance reflects the risk of loss over the remaining contractual life of the asset, taking into consideration historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 83

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(o)	Pension and other post-employment plans
The Company has established defined contribution pension plans, defined benefit pension plans, other post-employment benefit (“OPEB”) plans, and supplemental retirement program (“SERP”) plans for its various employee groups. Employer contributions to the defined contribution pension plans are expensed as employees render service. The Company recognizes the funded status of its defined benefit pension plans, OPEB and SERP plans on the consolidated balance sheets. The Company’s expense and liabilities are determined by actuarial valuations, using assumptions that are evaluated annually as of December 31, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The impact of modifications to those assumptions and modifications to prior services are recorded as actuarial gains and losses in accumulated other comprehensive income (“AOCI”) and amortized to net periodic cost over future periods using the corridor method. When settlements of the Company's pension plans occur, the Company recognizes associated gains or losses immediately in earnings if the cost of all settlements during the year is greater than the sum of the service cost and interest cost components of the pension plan for the year. The amount recognized is a pro rata portion of the gains and losses in AOCI equal to the percentage reduction in the projected benefit obligation as a result of the settlement.
The costs of the Company’s pension for employees are expensed over the periods during which employees render service and the service costs are recognized as part of administrative expenses in the consolidated statements of operations. The components of net periodic benefit cost other than the service cost component are included in other net losses in the consolidated statements of operations.
(p)	Asset retirement obligations
The Company recognizes a liability for asset retirement obligations based on the fair value of the liability when incurred, which is generally upon acquisition, during construction or through the normal operation of the asset. Concurrently, the Company also capitalizes an asset retirement cost, equal to the estimated fair value of the asset retirement obligation, by increasing the carrying value of the related long-lived asset. The asset retirement costs are depreciated over the asset’s estimated useful life and are included in depreciation and amortization expense on the consolidated statements of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations. Actual expenditures incurred are charged against the obligation.
(q)	Leases
The Company accounts for leases in accordance with ASC Topic 842, Leases. The Company leases land, buildings, vehicles, rail cars, and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years. As at the consolidated balance sheet date, the Company is not reasonably certain that these renewal options will be exercised.
The Renewable Energy Group enters into land easement agreements for the operation of its generation facilities. In assessing whether these contracts contain leases, the Company considers whether it has exclusive use of the land. In the majority of situations, the landowner or grantor of the easement still has full access to the land and can use the land in any capacity, as long as it does not interfere with the Company’s operations. Therefore, these land easement agreements do not contain leases. For land easement agreements that provide exclusive access to and use of the land, these agreements meet the definition of a lease and are within the scope of ASC 842.
The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the consolidated balance sheets. The discount rates used in the measurement of the Company's right-of-use assets and liabilities are the discount rates at the date of lease inception. The Company's lease balances as at December 31, 2020 and its expected lease payments for the next five years and thereafter are not significant.

84 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(r)	Share-based compensation
The Company has several share-based compensation plans: a share option plan; an employee share purchase plan (“ESPP”); a deferred share unit (“DSU”) plan; a restricted share unit (“RSU”) and a performance share unit (“PSU”) plan. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value of options using the Black-Scholes option pricing model. The fair value is recognized over the vesting period of the award granted, adjusted for estimated forfeitures. The compensation cost is recorded as administrative expenses in the consolidated statements of operations and additional paid-in capital in equity. Additional paid-in capital is reduced as the awards are exercised, and the amount initially recorded in additional paid-in capital is credited to common shares.
(s)	Non-controlling interests
Non-controlling interests represent the portion of equity ownership in subsidiaries that is not attributable to the equity holders of AQN. Non-controlling interests are initially recorded at fair value and subsequently adjusted for the proportionate share of earnings and other comprehensive income (“OCI”) attributable to the non-controlling interests and any dividends or distributions paid to the non-controlling interests.
If a transaction results in the acquisition of all, or part, of a non-controlling interest in a consolidated subsidiary, the acquisition of the non-controlling interest is accounted for as an equity transaction. No gain or loss is recognized in net earnings or comprehensive income as a result of changes in the non-controlling interest, unless a change results in the loss of control by the Company.
Certain of the Company’s U.S. based wind and solar businesses are organized as limited liability corporations (“LLCs”) and partnerships and have non-controlling membership equity investors (“tax equity partnership units”, or “Tax Equity Investors”), which are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. These LLCs and partnership agreements have liquidation rights and priorities that are different from the underlying percentage ownership interests. In those situations, simply applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses would not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, the share of earnings attributable to the non-controlling interest holders in these entities is calculated using the Hypothetical Liquidation at Book Value (“HLBV”) method of accounting (note 17).
The HLBV method uses a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that Tax Equity Investors would receive if an equity investment entity were to liquidate all of its assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period is the Tax Equity Investors' share of the earnings or losses from the investment for that period.
Equity instruments subject to redemption upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity and presented as redeemable non-controlling interests on the consolidated balance sheets. The Company records temporary equity at issuance based on cash received less any transaction costs. As needed, the Company reevaluates the classification of its redeemable instruments, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company records the instruments at their redemption value. Increases or decreases in the carrying amount of a redeemable instrument are recorded within deficit. When the redemption feature lapses or other events cause the classification of an equity instrument as temporary equity to be no longer required, the existing carrying amount of the equity instrument is reclassified to permanent equity at the date of the event that caused the reclassification.
(t)	Recognition of revenue
Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.
Refer to note 21, "Segmented information" for details of revenue disaggregation by business units.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 85

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(t)	Recognition of revenue (continued)
Regulated Services Group revenue
Regulated Services Group revenues consist primarily of the distribution of electricity, natural gas, and water.
Revenue related to utility electricity and natural gas sales and distribution is recognized over time as the energy is delivered. At the end of each month, the electricity and natural gas delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue and sales are based on the ratio of billable days versus unbilled days, amount of electricity or natural gas procured during that month, historical customer class usage patterns, weather, line loss, unaccounted-for gas and current tariffs. Unbilled receivables are typically billed within the next month. Some customers elect to pay their bill on an equal monthly plan.
As a result, in some months cash is received in advance of the delivery of electricity. Deferred revenue is recorded for that amount. The amount of revenue recognized in the period from the balance of deferred revenue is not significant.
Water reclamation and distribution revenue is recognized over time when water is processed or delivered to customers. At the end of each month, the water delivered and wastewater collected from the customers from the date of their last meter read to the end of the month are estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue are based on the ratio of billable days versus unbilled days, amount of water procured and collected during that month, historical customer class usage patterns and current tariffs. Unbilled receivables are typically billed within the next month.
On occasion, a utility is permitted to implement new rates that have not been formally approved by the regulatory commission, which are subject to refund. The Company recognizes revenue based on the interim rate and, if needed, establishes a reserve for amounts that could be refunded based on experience for the jurisdiction in which the rates were implemented.
Revenue for certain of the Company’s regulated utilities is subject to alternative revenue programs approved by their respective regulators. Under these programs, the Company charges approved annual delivery revenue on a systematic basis over the fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is disclosed as alternative revenue in note 21, "Segmented information" and is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers (note 7). The amount subsequently billed to customers is recorded as a recovery of the regulatory asset.
Renewable Energy Group revenue
Renewable Energy Group's revenue consists primarily of the sale of electricity, capacity, and renewable energy credits.
Revenue related to the sale of electricity is recognized over time as the electricity is delivered. The electricity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer.
Revenues related to the sale of capacity are recognized over time as the capacity is provided. The nature of the promise to provide capacity is that of a stand-ready obligation. The capacity is generally expressed in monthly volumes and prices. The capacity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct services that are substantially the same and that have the same pattern of transfer to the customer.

86 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(t)	Recognition of revenue (continued)
Renewable Energy Group revenue (continued)
Qualifying renewable energy projects receive renewable energy credits (“RECs”) and solar renewable energy credits (“SRECs”) for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW of electricity was generated from an eligible energy source. The RECs and SRECs can be traded and the owner of the RECs or SRECs can claim to have purchased renewable energy. RECs and SRECs are primarily sold under fixed contracts, and revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any RECs or SRECs generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.
The Company has elected to apply the invoicing practical expedient to the electricity and capacity in the Renewable Energy Group contracts. The Company does not disclose the value of unsatisfied performance obligations for these contracts as revenue is recognized at the amount to which the Company has the right to invoice for services performed. Revenue is recorded net of sales taxes.
(u)	Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with "CLP", in Chilean Unidad de Fomento with "CLF", and in Bermudian dollars with "BMD" immediately prior to the stated amounts.
Effective January 1, 2020, the functional currency of AQN, the non-consolidated parent entity, changed from the Canadian dollar to the U.S. dollar based on a balance of facts taking into consideration its operating, financing and investing activities. As a result of the entity's change of functional currency, changes were made to certain hedging relationships to mitigate the remaining Canadian dollar risk.
The Company’s Canadian operations still have the Canadian dollar as their functional currency since the preponderance of operating, financing and investing transactions are denominated in Canadian dollars. Similarly, the Company's Chilean and Bermudian operations' functional currency is the Chilean peso and the Bermudian dollar, respectively. The financial statements of these operations are translated into U.S. dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing at the balance sheet date, and revenue and expenses are translated using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of OCI and are accumulated in a component of equity on the consolidated balance sheets, and are not recorded in income unless there is a complete or substantially complete sale or liquidation of the investment.
(v)	Income taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets to the extent that it is considered more likely than not that the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment. Investment tax credits for the rate regulated operations are deferred and amortized as a reduction to income tax expense over the estimated useful lives of the properties. Investment tax credits along with other income tax credits in the non-regulated operations are treated as a reduction to income tax expense in the year the credit arises.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 87

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(v)	Income taxes (continued)
The organizational structure of AQN and its subsidiaries is complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which they operate are continually changing. As a result, there can be tax matters that have uncertain tax positions. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
(w)	Financial instruments and derivatives
Accounts receivable and notes receivable are measured at amortized cost. Long-term debt and Series C preferred shares are measured at amortized cost using the effective interest method, adjusted for the amortization or accretion of premiums or discounts.
Transaction costs that are directly attributable to the acquisition of financial assets are accounted for as part of the asset’s carrying value at inception. Transaction costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. Costs of arranging the Company’s revolving credit facilities and intercompany loans are recorded in other assets. Deferred financing costs, premiums and discounts on long-term debt are amortized using the effective interest method while deferred financing costs relating to the revolving credit facilities and intercompany loans are amortized on a straight-line basis over the term of the respective instrument.
The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates, interest rates and commodity prices. AQN recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. The fair value recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the consolidated balance sheets. The amounts that could net settle are not significant. The Company applies hedge accounting to some of its financial instruments used to manage its foreign currency risk, interest rate risk and price risk exposures associated with sales of generated electricity.
For derivatives designated in a cash flow hedge relationship, the change in fair value is recognized in OCI.
The amount recognized in AOCI is reclassified to earnings in the same period as the hedged cash flows affect earnings under the same line item in the consolidated statements of operations as the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The amount remaining in AOCI is transferred to the consolidated statements of operations in the same period that the hedged item affects earnings. If the forecasted transaction is no longer expected to occur, then the balance in AOCI is recognized immediately in earnings.
Foreign currency gain or loss on derivative or financial instruments designated as a hedge of the foreign currency exposure of a net investment in foreign operations that are effective as a hedge is reported in the same manner as the translation adjustment (in OCI) related to the net investment.
The Company’s electric distribution and thermal generation facilities enter into power and gas purchase contracts for load serving and generation requirements. These contracts meet the exemption for normal purchase and normal sales and, as such, are not required to be recorded at fair value as derivatives and are accounted for on an accrual basis. Counterparties are evaluated on an ongoing basis for non-performance risk to ensure it does not impact the conclusion with respect to this exemption.

88 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(x)	Fair value measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•
Level 2 Inputs: Other than quoted prices included in level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(y)	Commitments and contingencies
Liabilities for loss contingencies arising from environmental remediation, claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
(z)	Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment, intangible assets and goodwill; the recoverability of notes receivable and long-term investments; the recoverability of deferred tax assets; assessments of unbilled revenue; pension and OPEB obligations; timing effect of regulated assets and liabilities; contingencies related to environmental matters; the fair value of assets and liabilities acquired in a business combination; and the fair value of financial instruments. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.
(aa)	COVID-19 pandemic
The ongoing outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in business suspensions and shutdowns that have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers.
In each of the jurisdictions where the Company's major renewable energy construction projects are located, construction of new renewable energy generation has been considered an essential activity exempt from government-mandated business shutdowns.  As a result, construction activities have proceeded at all of the Company's major renewable energy construction projects throughout the COVID-19 pandemic. In the second quarter of 2020, the U.S. Internal Revenue Service extended by one year the “continuity safe harbor” deadline by which renewable projects must be placed in service to qualify for the maximum permissible U.S. federal tax credits.
The Company’s business, financial condition, cash flows and results of operations are subject to actual and potential future impacts resulting from COVID-19, the full extent of which is not currently known. The extent of the future impact of the COVID-19 pandemic on the Company will depend on, among other things, the duration of the pandemic, the extent of the related public health response measures taken in response to the pandemic and the Company's efforts to mitigate the impact on its operations. The Company has made estimates of the impact of COVID-19 within its consolidated financial statements and there may be changes to those estimates in future periods.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 89

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
2.	Recently issued accounting pronouncements
(a)	Recently adopted accounting pronouncements
The FASB issued accounting standards update (“ASU”) 2018-08 Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 to reduce diversity in practice on how entities account for transactions on the basis of different views of the economics of a collaborative arrangement. The adoption of this update in 2020 did not have an impact on the consolidated financial statements.
The FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities to improve general purpose financial reporting. The update clarifies that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The adoption of this update in 2020 did not have an impact on the consolidated financial statements.
The FASB issued ASU 2017-04, Business Combinations (Topic 350): Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update is intended to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measured a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under the amendments in this update, the impairment loss will be measured as the amount by which the carrying amount of the reporting unit exceeds the reporting unit’s fair value. The Company will follow the pronouncements prospectively for goodwill impairment testing.
The FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The adoption of this topic in 2020 did not have a significant impact on the consolidated financial statements.
(b)	Recently issued accounting guidance not yet adopted
The FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity to address the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. The number of accounting models for convertible debt instruments and convertible preferred stock is being reduced and the guidance has been amended for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently assessing the impact of this update.
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The FASB issued an update to Topic 848 in ASU 2021-01 to clarify that the scope of Topic 848 includes derivatives affected by the discounting transition. The Company is currently assessing the impact of the reference rate reform and this update.

90 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects
(a)	Acquisition of Ascendant Group Limited
On November 9, 2020, the Company completed the acquisition of Ascendant Group Limited (“Ascendant”), parent company of Bermuda Electric Light Company Limited (“BELCO”). BELCO is the sole electric utility providing regulated electrical generation, transmission and distribution services to Bermuda's residents and businesses.
The purchase price was $364,468 for the acquisition of Ascendant. The costs related to this acquisition have been expensed through the consolidated statement of operations.
The following table summarizes the preliminary allocation of the acquisition price to the assets acquired and liabilities assumed at the acquisition date:
Working capital	$71,948
Property, plant and equipment	417,947
Intangible assets	27,315
Goodwill	93,202
Regulatory assets	9,859
Other assets	4,992
Long-term debt	(159,682)
Pension and other post-employment benefits	(58,746)
Derivative instruments	(12,748)
Other liabilities	(29,619)
Total net assets acquired	$364,468
Cash and cash equivalents acquired	42,920
Total net assets acquired, net of cash and cash equivalents	$321,548
The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and certain assumptions. Due to the timing of the acquisition, the Company has not finalized the fair value measurements. In particular, the assignment of goodwill to the reporting units has not been completed. The Company will continue to review information and perform further analysis prior to finalizing the fair value of assets acquired and liabilities assumed.
Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost savings in the delivery of certain shared administrative and other services.
Property, plant and equipment, exclusive of computer software, are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight-line method. The weighted average useful life of Ascendant's assets is 29 years.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 91

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)
(b)	Acquisition of ESSAL
The Company acquired 51% of ESSAL on October 13, 2020 for $87,975 and an additional 43% for $74,111 on October 17, 2020, resulting in AQN acquiring in total 94% of the outstanding shares of ESSAL. The remaining 6% of ESSAL is recorded as non-controlling interest by AQN.
Subsequent to year-end, the Company sold a 32% interest in Eco Acquisitionco SpA (the holding company through which AQN's interest in ESSAL is held) to a third party for total consideration of $51,750. This portion will be reflected as additional non-controlling interest in 2021. Following this transaction, AQN owns approximately 64% of the outstanding shares of ESSAL.
ESSAL is a vertically integrated, regional water and wastewater provider in Southern Chile. The Company controls and consolidates ESSAL. Acquisition costs related to this acquisition have been expensed through the consolidated statement of operations.
The following table summarizes the preliminary allocation of the acquisition price of $87,975, when control was obtained, to the assets acquired and liabilities assumed at the initial acquisition date. The purchase of the second tranche reduced non-controlling interest by $74,111 in October 2020.
Working capital	$11,278
Property, plant and equipment	238,504
Intangible assets	37,095
Goodwill	70,382
Other assets	22
Long-term debt	(139,534)
Other post-employment benefits	(2,292)
Deferred tax liabilities, net	(28,074)
Other liabilities	(14,881)
Non-controlling interest	(84,525)
Total net assets acquired	$87,975
Cash and cash equivalents acquired	6,983
Total net assets acquired, net of cash and cash equivalents	$80,992
The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and certain assumptions.  Due to the timing of the acquisitions, the Company has not finalized the fair value measurements. In particular, the fair value of certain long-term liabilities and the assignment of goodwill to the reporting units has not been completed. The Company will continue to review information and perform further analysis prior to finalizing the fair value of assets acquired and liabilities assumed.
Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost savings in the delivery of certain shared administrative and other services. Goodwill is reported under the Regulated Services Group Segment.
Property, plant and equipment, exclusive of computer software, are amortized over the estimated useful life of the assets using the straight-line method. The weighted average useful life of ESSAL's assets is 40 years.
(c)	Acquisition of Enbridge Gas New Brunswick Limited Partnership & St. Lawrence Gas Company, Inc.
The Company completed the acquisition of Enbridge Gas New Brunswick Limited Partnership (“New Brunswick Gas”) on October 1, 2019, and St. Lawrence Gas Company, Inc. (“St. Lawrence Gas”) on November 1, 2019. New Brunswick Gas is a regulated utility that provides natural gas. The purchase price recorded in 2019 was $256,011 (C$339,036). A closing adjustment of $1,213 (C$1,884) was made in 2020 to reduce goodwill.  St. Lawrence Gas is a regulated utility that provides natural gas in northern New York State.  The total purchase price recorded in 2019 for the transaction was $61,820. A closing adjustment of $3,207 was made in 2020 to increase goodwill.

92 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)
(d)	Acquisition of Mid-West Wind Development Project
In 2019, The Empire District Electric Company ("Empire Electric System"), a wholly owned subsidiary of the Company, entered into purchase agreements to acquire, once completed, three wind farms generating up to 600 MW of wind energy located in Barton, Dade, Lawrence, and Jasper Counties in Missouri ("Missouri Wind Projects") and in Neosho County, Kansas ("Kansas Wind Project"). These assets, net of third-party tax equity investment, are expected to be included in the rate base of the Empire Electric System.
In November 2019, Liberty Utilities Co., a wholly owned subsidiary of the Company, acquired an interest in the entities that own North Fork Ridge and Kings Point, the two Missouri Wind Projects and, in partnership with a third-party developer, continued development and construction of such projects until they are acquired by the Empire Electric System following completion. The Company accounted for its interest in these two projects using the equity method (note 8(e)).
In November 2019, a tax equity agreement was executed for the Kansas Wind Project and in December 2020, tax equity agreements were executed for the Missouri Wind Projects. The Class A partnership units will be owned by third-party tax equity investors who have committed to fund on a future date. With their interests, the tax equity investors will receive the majority of the tax attributes associated with the Wind Projects.
Concurrent with the execution of the tax equity agreements in December 2020, the North Fork Ridge Wind project reached commercial operation and the tax equity investors provided initial funding of $29,446. Subsequent to year-end, the Empire Electric System acquired the North Fork Ridge project for total consideration of $288,066; the tax equity investor provided additional funding of $84,926; and, North Fork Ridge's third party construction loan of $193,506 was repaid. As a result of obtaining control of the facility, the transaction will be treated as an asset acquisition.  The remaining Missouri Wind Project and the Kansas Wind Project are expected to achieve commercial operation in March 2021.
(e)	Acquisition of Turquoise Solar Facility
Liberty Utilities (Turquoise Holdings) LLC (“Turquoise Holdings”) is owned by Liberty Utilities (Calpeco Electric) LLC ("Calpeco Electric System"). The 10 MWac solar generating facility is located in Washoe County, Nevada ("Turquoise Solar Facility"). On December 31, 2019, as the Turquoise Solar Facility was placed in service, Turquoise Holdings obtained control of the property, plant and equipment for a total purchase price of $20,830. The Class A partnership units are owned by a third-party tax equity investor who funded $3,403 in 2019 and the final installments of $3,717 in 2020. With its interest, the tax equity investor will receive the majority of the tax attributes associated with the Turquoise Solar Facility. Because the Class A tax equity investor has the right to withdraw from Turquoise Holdings and require the Company to redeem its remaining interests for cash, the Company accounts for this interest as “Redeemable non-controlling interest” outside of permanent equity on the consolidated balance sheets (note 17). Redemption is not considered probable as of December 31, 2020.
(f)	Great Bay Solar II Facility
The Great Bay Solar II Facility is a 40 MWac solar powered generating facility in Somerset County, Maryland. Commercial operations as defined by the power purchase agreement were reached for all sites during the year.
Liberty Utilities (America) Holdco Inc., a subsidiary of AQN, is the tax equity investor for the facility and contributed initial funding of $11,281 in 2019. Additional funding of $15,268 was made in 2020. The facility generated an investment tax credit of $10,717 in 2020 (2019 - $8,526), which was recorded by the AQN as a reduction to income tax expense in the consolidated statement of operations.
4.	Accounts receivable
Accounts receivable as of December 31, 2020 include unbilled revenue of $91,295 (December 31, 2019 - $80,295) from the Company’s regulated utilities.  Accounts receivable as of December 31, 2020 are presented net of allowance for doubtful accounts of $29,506 (December 31, 2019 - $4,939).

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 93

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
5.	Property, plant and equipment
Property, plant and equipment consist of the following:
2020
	Cost	Accumulated depreciation	Net book value
Generation	$2,918,692	$633,210	$2,285,482
Distribution and transmission	5,766,885	661,786	5,105,099
Land	114,847	—	114,847
Equipment	99,722	51,979	47,743
Construction in progress
Generation	136,424	—	136,424
Distribution and transmission	552,243	—	552,243
	$9,588,813	$1,346,975	$8,241,838

2019
	Cost	Accumulated depreciation	Net book value
Generation			$—
Distribution and transmission			—
Land			—
Equipment			—
Construction in progress
Generation			—
Distribution and transmission			—
	$—	$—	$—
Generation assets include cost of $111,806 (2019 - $109,653) and accumulated depreciation of $43,444 (2019 - $39,638) related to facilities under financing lease or owned by consolidated VIEs. Depreciation expense of facilities under finance leases was $1,708 (2019 - $1,615).
Distribution and transmission assets include the following:
•
Cost of $885,087 (2019 - $1,125,062) and accumulated depreciation of $28,779 (2019 - $81,480) related to regulated generation assets. In 2020, the Asbury plant ceased operations and net book value was transferred to a regulatory asset (note 7(a)).

•
Cost of $531,191 (2019 - $514,709) and accumulated depreciation of $50,919 (2019 - $31,349) related to commonly owned facilities (note 1(k)). Total expenditures incurred on these facilities for the year ended December 31, 2020 were $61,827 (2019 - $69,210).

•	Cost of $3,076 (2019 - $3,076) and accumulated depreciation of $1,321 (2019 - $1,003) related to assets under finance lease.
•	Expansion costs of $1,000 (2019 - $1,000) on which the Company does not currently earn a return.
For the year ended December 31, 2020, contributions received in aid of construction of $4,214 (2019 - $7,137) have been credited to the cost of the assets.

94 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
5.	Property, plant and equipment (continued)
Interest and AFUDC capitalized to the cost of the assets in 2020 and 2019 are as follows:
	2020	2019
Interest capitalized on non-regulated property	$9,359	$4,538
AFUDC capitalized on regulated property:
Allowance for borrowed funds	3,475	2,745
Allowance for equity funds	2,219	4,896
	$15,053	$12,179

6.	Intangible assets and goodwill
Intangible assets consist of the following:
2020	Cost	Accumulated amortization	Net book value
Power sales contracts	$57,943	$41,184	$16,759
Customer relationships (note 3)	83,342	10,967	72,375
Interconnection agreements	15,028	1,458	13,570
Other (a)	12,209	—	12,209
	$168,522	$53,609	$114,913
(a) Other includes brand names, water rights and miscellaneous intangibles (note 3)

2019	Cost	Accumulated amortization	Net book value
Power sales contracts	$56,206	$38,931	$17,275
Customer relationships	26,797	10,104	16,693
Interconnection agreements	14,827	1,179	13,648
	$97,830	$50,214	$47,616

Estimated amortization expense for intangible assets for the next year is $4,353, $4,194 in year two, $4,194 in year three, $4,194 in year four and $4,194 in year five.
All goodwill pertains to the Regulated Services Group.
	2020	2019
Opening balance	$1,031,696	$954,282
Business acquisitions (note 3)	167,209	76,313
Foreign exchange	9,485	1,101
Closing balance	$1,208,390	$1,031,696

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 95

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective authorities of the jurisdictions in which they operate.  The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters.  Except for ESSAL, these utilities operate under cost-of-service regulation as administered by these authorities.  The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations.  Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State	Regulatory proceeding type	Annual revenue increase (decrease)	Effective date
New England Natural Gas System	Massachusetts	General System Enhancement Plan	$2,679	May 1, 2020
Energy North Gas System	New Hampshire	Cast Iron/Bare Steel Replacement Program Results	$1,613	July 1, 2020
Granite State Electric System	New Hampshire	General Rate Review	$5,474	July 1, 2020. The regulator also approved a one-time recoupment of $1,836 for the difference between the final rates and temporary rate increase of $2,093 granted on July 1, 2019.
Empire Electric System (Missouri)	Missouri	General Rate Review	$992	September 16, 2020
Peach State Gas System	Georgia	General Rate Review	$1,566	August 1, 2020
Calpeco Electric System	California	General Rate Review	$5,277	Retroactive to January 1, 2019
Various	Various	General Rate Review	($283)
96 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:
	December 31, 2020	December 31, 2019
Regulatory assets
Retired generating plant (a)	$194,192	$—
Pension and post-employment benefits (b)	178,403	143,292
Rate adjustment mechanism (c)	99,853	69,121
Environmental remediation (d)	87,308	82,300
Income taxes (e)	77,730	71,506
Debt premium (f)	35,688	42,150
Fuel and commodity cost adjustments (g)	18,094	23,433
Clean energy and other customer programs (h)	26,400	25,859
Deferred capitalized costs (i)	34,398	38,833
Asset retirement obligation (j)	26,546	23,841
Wildfire mitigation and vegetation management (k)	22,736	5,043
Long-term maintenance contract (l)	14,405	13,264
Rate review costs (m)	8,054	7,205
Other	21,664	14,040
Total regulatory assets	$845,471	$559,887
Less: current regulatory assets	(63,042)	(50,213)
Non-current regulatory assets	$782,429	$509,674

Regulatory liabilities
Income taxes (e)	$322,317	$321,960
Cost of removal (n)	200,739	205,739
Pension and post-employment benefits (b)	26,311	22,256
Fuel and commodity costs adjustments (g)	20,136	17,729
Rate adjustment mechanism (c)	5,214	10,446
Clean energy and other customer programs (h)	10,440	6,871
Rate base offset (o)	6,874	8,719
Other	9,487	13,658
Total regulatory liabilities	$601,518	$607,378
Less: current regulatory liabilities	(38,483)	(41,683)
Non-current regulatory liabilities	$563,035	$565,695
(a)	Retired generating plant
On March 1, 2020, the Company's 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury’s plant retired from plant in-service to a regulatory asset. The ultimate valuation of the regulatory asset will be determined in future commission orders. The Company is also assessing the decommissioning requirements associated with the retirement of the facility. Per commission orders in its jurisdictions, the Company is required to track the impact of Asbury's retirement on rates for consideration in the next rate case. The Company expects to defer such amounts collected from customers until new rates become effective. The accrual for this estimated amount includes revenues collected related to Asbury that will be subject to a future rate review proceeding and possible refund to customers. The ultimate resolution of this matter is uncertain.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 97

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
7.	Regulatory matters (continued)
(b)	Pension and post-employment benefits
As part of certain business acquisitions, the regulators authorized a regulatory asset or liability being set up for the amounts of pension and post-employment benefits that have not yet been recognized in net periodic cost and were presented as AOCI prior to the acquisition. The balance is recovered through rates over the future service years of the employees at the time the regulatory asset was set up (an average of 10 years) or consistent with the treatment of OCI under ASC 712, Compensation Non-retirement Post-employment Benefits and ASC 715, Compensation Retirement Benefits before the transfer to regulatory asset occurred. The annual movements in AOCI for Empire Electric and Gas systems' and St. Lawrence Gas system's pension and OPEB plans (note 10(a)) are also reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery.  Finally, the regulators have also approved tracking accounts for a number of the utilities. The amounts recorded in these accounts occur when actual expenses differ from those adopted and recovery or refunds are expected to occur in future periods.
(c)	Rate adjustment mechanism
Revenue for Calpeco Electric System, Park Water System, New England Gas System, Midstates Natural Gas system, EnergyNorth Natural Gas System, and BELCO is subject to a revenue decoupling mechanism approved by their respective regulator, which allows revenue decoupling from sales. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers. In addition, retroactive rate adjustments for services rendered but to be collected over a period not exceeding 24 months are accrued upon approval of the Final Order. The difference between New Brunswick Gas' regulated revenues and its regulated cost of service in past years is also recorded as a regulatory asset and is recovered on a straight-line basis over the next 26 years. The revenue from BELCO includes a component that is designed to recover budgeted capital and operating expenses for the current year. To the extent actual capital and operating expenditures are lower than the budgeted amounts, 80% of the shortfall is refundable to customers and is recorded as a regulatory liability.
(d)	Environmental remediation
Actual expenditures incurred for the clean-up of certain former gas manufacturing facilities (note 12(b)) are recovered through rates over a period of 7 years and are subject to an annual cap.
(e)	Income taxes
The income taxes regulatory assets and liabilities represent income taxes recoverable through future revenues required to fund flow-through deferred income tax liabilities and amounts owed to customers for deferred taxes collected at a higher rate than the current statutory rates.
(f)	Debt premium
Debt premium on acquired debt is recovered as a component of the weighted average cost of debt.
(g)	Fuel and commodity cost adjustments
The revenue from the utilities includes a component that is designed to recover the cost of electricity and natural gas through rates charged to customers.  To the extent actual costs of power or natural gas purchased differ from power or natural gas costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets. These differences are reflected in adjustments to rates and recorded as an adjustment to cost of electricity and natural gas in future periods, subject to regulatory review.  Derivatives are often utilized to manage the price risk associated with natural gas purchasing activities in accordance with the expectations of state regulators.  The gains and losses associated with these derivatives (note 24(b)(i)) are recoverable through the commodity costs adjustment.
(h)	Clean energy and other customer programs
The regulatory asset for Clean Energy and customer programs includes initiatives related to solar rebate applications processed and resulting rebate-related costs. The amount also includes other energy efficiency programs.

98 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
7.	Regulatory matters (continued)
(i)	Deferred capitalized costs
Deferred capitalized costs reflect deferred construction costs and fuel-related costs of specific generating facilities of the Empire Electric System. These amounts are being recovered over the life of the plants. The amount also includes capitalized operating and maintenance costs of New Brunswick Gas, and these amounts are being recovered at a rate of 2.43% annually over the next 29 years.
During the year, Empire Electric made an election under Missouri law to apply the plant-in-service accounting (“PISA”) regulatory mechanism, which permits Empire Electric to defer, on a Missouri jurisdictional basis, 85% of the depreciation expense and carrying costs at the applicable weighted average cost of capital (“WACC”) on certain property, plant, and equipment placed in service after the election date and not included in base rates. The portions of regulatory asset balances that are not yet being recovered through rates shall include carrying costs at the WACC, plus applicable federal, state, and local income or excise taxes. Regulatory asset balances included in rate base shall be recovered in rates through a 20-year amortization beginning on the effective date of new rates. The Company recognizes the cost of debt on PISA deferrals as reduction of interest expense. The difference between the WACC and cost of debt will be recognized in revenue when recovery of such deferrals is reflected in customer rates. The regulatory asset associated with PISA as at December 31, 2020 is not material.
(j)	Asset retirement obligation
Asset retirement obligations are recorded for legally required removal costs of property, plant and equipment. The costs of retirement of assets as well as the on-going liability accretion and asset depreciation expense are expected to be recovered through rates.
(k)	Wildfire mitigation and vegetation management
The regulatory asset for vegetation management includes wildfire insurance in the Company's California operations as well as spending related to dead trees program, to prevent future forest fires and general vegetation management.
(l)	Long-term maintenance contract
To the extent actual costs of long-term maintenance incurred for one of Empire Electric System's power plants differ from the costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets.
(m)	Rate review costs
The cost to file, prosecute and defend rate review applications is referred to as rate review costs. These costs are capitalized and amortized over the period of rate recovery granted by the regulator.
(n)	Cost of removal
Rates charged to customers cover for costs that are expected to be incurred in the future to retire the utility plant. A regulatory liability tracks the amounts that have been collected from customers net of costs incurred to date.
(o)	Rate base offset
The regulators imposed a rate base offset that will reduce the revenue requirements at future rate proceedings. The rate base offset declines on a straight-line basis over a period of 10-16 years.
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination.  The Company generally earns carrying charges on the regulatory balances related to commodity cost adjustment, retroactive rate adjustments and rate review costs.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 99

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
8.	Long-term investments
Long-term investments consist of the following:
	December 31, 2020	December 31, 2019
Long-term investments carried at fair value
Atlantica (a)	$1,706,900	$1,178,581
Atlantica share subscription agreement (b)	20,015	—
Atlantica Yield Energy Solutions Canada Inc. (c)	110,514	88,494
San Antonio Water System (d)	—	27,072
	$1,837,429	$1,294,147

Other long-term investments
Equity-method investees (e), (f)	$186,452	$82,111
Development loans receivable from equity-method investees (f)	22,912	36,204
Other	5,219	3,653
	$214,583	$121,968
Income (loss) from long-term investments from the years ended December 31 is as follows:
	Year ended December 31,
	2020	2019
Fair value gain (loss) on investments carried at fair value
Atlantica	$519,297	$290,740
Atlantica share subscription agreement	20,015	—
Atlantica Yield Energy Solutions Canada Inc.	20,272	(6,649)
San Antonio Water System	117	(6,007)
	$559,701	$278,084
Dividend and interest income from investments carried at fair value
Atlantica	$74,604	$69,307
Atlantica Yield Energy Solutions Canada Inc.	14,731	25,572
San Antonio Water System	2,113	6,007
	$91,448	$100,886
Other long-term investments
Equity method income (loss)	209	(9,108)
Interest and other income	13,313	27,759
	$664,671	$397,621
(a)	Investment in Atlantica
AAGES (AY Holdings) B.V. (“AY Holdings”), an entity controlled and consolidated by AQN, has a share ownership in Atlantica Sustainable Infrastructure PLC (“Atlantica”) of approximately 44.2% (2019 - 44.2%). AQN has the flexibility, subject to certain conditions, to increase its ownership of Atlantica up to 48.5%. The shares were purchased at a cost of $1,036,414. The Company accounts for its investment in Atlantica at fair value, with changes in fair value reflected in the consolidated statements of operations.

100 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
8.	Long-term investments (continued)
(b)	Atlantica share subscription agreement
On December 9, 2020, the Company entered into a subscription agreement to purchase additional ordinary shares of Atlantica at $33.00 per share in order to maintain its 44.2% ownership interest pursuant to a treasury share issuance by Atlantica. The contract is accounted for as a derivative under ASC 815, Derivatives and Hedging and had a fair value of $20,015 as at December 31, 2020. Subsequent to year-end, on January 7, 2021, the subscription closed and the Company paid  $132,688 for 4,020,860 shares of Atlantica.
(c)	Investment in AYES Canada
On May 24, 2019, AQN and Atlantica formed Atlantica Yield Energy Solutions Canada Inc. ("AYES Canada"), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. The first investment was Windlectric Inc. ("Windlectric"). AQN invested $91,918 (C$123,603) and Atlantica invested C$4,834 (C$6,500) in AYES Canada, which in turn invested those funds in Amherst Island Partnership ("AIP"), the holding company of Windlectric.
AQN controls and consolidates AIP and Windlectric. The investment of $96,752 (C$130,103) by AYES Canada in AIP is presented as a non-controlling interest held by a related party (notes 16 and 17). The AIP partnership agreement has liquidation rights and priorities to each equity holder that are different from the underlying percentage ownership interests.  As such, the share of earnings attributable to the non-controlling interest holder is calculated using the HLBV method of accounting. For the year ended December 31, 2020, the Company incurred non-controlling interest calculated using the HLBV method of accounting of $nil (2019 - $nil) and recorded distributions of $16,064 (2019 - $26,465) during the year.
AYES Canada is considered to be a VIE based on the disproportionate voting and economic interests of the shareholders. Atlantica is considered to be the primary beneficiary of AYES Canada. Accordingly, AQN's investment in AYES Canada is considered an equity method investment. Under the AYES Canada shareholders agreement, starting in May 2020, AQN has the option to exchange approximately 3,500,000 shares of AYES Canada into ordinary shares of Atlantica on a one-for-one basis, subject to certain conditions. Consistent with the treatment of the Atlantica shares, the Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in AYES Canada, with changes in fair value reflected in the consolidated statements of operations. A level 3 discounted cash flow approach combined with the binomial tree approach were used to estimate the fair value of the investment (note 24(a)). For the year ended December 31, 2020, AQN recorded dividend income of $14,731 (2019 - $25,572) and a fair value gain of $20,272 (2019 - loss of $6,649) on its investment in AYES Canada.
As at December 31, 2020, the Company's maximum exposure to loss is $110,514 (2019 - $88,494), which represents the fair value of the investment.
(d)	San Antonio Water System
On December 30, 2019, the Company and a third party each contributed C$1,500 to the capital of a new joint venture, created for the purpose of investing in infrastructure opportunities. The Company sold its investment in Abengoa Water USA, LLC to the joint venture in exchange for a note receivable of $30,293 and has elected the fair value option under ASC 825, Financial Instruments to account for its investment in the joint venture, with changes in fair value reflected in the consolidated statements of operations.
On July 2, 2020, AQN acquired the third-party developer's 50% interest in the joint venture for C$1,581. As a result, the Company consolidates Abengoa Water USA, LLC and its 20% interest in the San Antonio Water System (“SAWS”). The Company accounts for its 20% interest in SAWS using the equity method.
(e)	Equity-method investees
The Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $186,452 (2019 - $82,111) including investments in VIEs of $174,685 (2019 - $59,091).

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 101

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
8.	Long-term investments (continued)
(e)	Equity-method investees (continued)
Subsequent to year-end, the Company acquired a 51% interest in three wind facilities from a portfolio of four wind facilities located in Texas for $227,556. The facilities have achieved commercial operations. The acquisition of the last facility is expected to close after achieving commercial operation for approximately $103,642. Commercial operation is expected to occur in March 2021. The Company is not considered the primary beneficiary of the entity and therefore will account for its 51% interest using the equity method.
The Company owns a 75% interest ownership in Red Lily I, an operating 26.4 MW wind facility. AQN exercises significant influence over operating and financial policies of the Red Lily I Wind Facility. Due to certain participating rights being held by the minority investor, the decisions that most significantly impact the economic performance of the Red Lily I Wind Facility require unanimous consent. As such, the Company accounts for the partnership using the equity method.
The Company also has 50% interests in a number of wind and solar power electric development projects and infrastructure development projects. The Company holds an option to acquire the remaining 50% interest in most development projects at a pre-agreed price. Some of the development projects include AAGES, the international development platform established with Abengoa S.A. (“Abengoa”) in 2018; Sugar Creek, a 202 MW wind power project in Logan County, Illinois; Maverick Creek, a 492 MW wind power project located in Concho County, Texas; Altavista, a 80 MW solar power project located in Campbell County, Virginia; Blue Hill, a 175 MW wind power project located between Herbert and Neidpath, Saskatchewan; and North Fork Ridge and Kings Point, two approximately 150 MW wind projects in southwestern Missouri.
During the year, the Blue Hill wind project net assets of $20,029 (C$27,205) were transferred into a joint venture entity in exchange for 50% equity interests in the joint venture.
During the year, the Sugar Creek and North Fork Ridge wind facilities reached commercial operations and Maverick Creek commissioned 111 of its 127 total turbines. Subsequent to year-end, the Company acquired the remaining 50% equity interest in each of Sugar Creek and Maverick Creek for $43,796 and as a result, obtained control of the facilities. As at December 31, 2020, the net book value of property, plant and equipment of the joint ventures was $1,009,709 while the third-party construction debt was $837,026 which are expected to be repaid in the first quarter of 2021. Subsequent to year-end, the Empire Electric System acquired North Fork Ridge from Liberty Utilities Co. and the third-party developer (note 3(d)).
On October 21, 2020, AQN paid $1,500 to Abengoa for a 12-month exclusive, transferable, and irrevocable option to purchase all of Abengoa's interests in Abengoa-Algonquin Global Energy Solutions B.V. (“AAGES B.V."), AAGES Development Canada Inc., and AAGES Development Spain, S.A. During the term of the option, the Company is obligated to provide cash advances in an aggregate amount not exceeding $7,233 in any calendar year to be used only in accordance with the baseline operating budget.
Summarized combined information for AQN's investments in significant partnerships and joint ventures as at December 31 is as follows:
	2020	2019
Total assets	$3,201,967	$833,791
Total liabilities	2,913,188	697,751
Net assets	$288,779	$136,040
AQN's ownership interest in the entities	141,666	63,624
Difference between investment carrying amount and underlying equity in net assets(a)	44,786	18,487
AQN's investment carrying amount for the entities	$186,452	$82,111
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments, development fees and transaction costs.

102 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Long-term investments (continued)
(e)	Equity-method investees (continued)
Except for AAGES BV, the development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As of December 31, 2020, the Company had issued letters of credit and guarantees of performance obligations: under a security of performance for a development opportunity; wind turbine or solar panel supply agreements; engineering, procurement, and construction agreements; purchase and sale agreements; interconnection agreements; energy purchase agreements; renewable energy credit agreements; and construction loan agreements. The fair value of the support provided recorded as at December 31, 2020 amounts to $12,273 (2019 - $9,446).
Summarized combined information for AQN's VIEs as at December 31 is as follows:
	2020	2019
AQN's maximum exposure in regards to VIEs
Carrying amount	$174,685	$59,091
Development loans receivable (e)	21,804	35,000
Performance guarantees and other commitments on behalf of VIEs	965,291	1,364,871
	$1,161,780	$1,458,962
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. The majority of the amounts committed on behalf of VIEs in the above relate to wind turbine or solar panel supply agreements as well as engineering, procurement, and construction agreements.
(f)	Development loans receivable from equity investees
The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support (in the form of letters of credit, escrowed cash, guarantees or indemnities) in amounts necessary for the continued development and construction of the equity investees' projects. The loans generally mature between the fifth and tenth anniversary of the commercial operation date.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 103

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Long-term debt
Long-term debt consists of the following:
Borrowing type	Weighted average coupon	Maturity	Par value		December 31, 2020	December 31, 2019
Senior unsecured revolving credit facilities (a)	—	2021-2024	N/A		$223,507	$141,577
Senior unsecured bank credit facilities (b)	—	2021-2031	N/A		152,338	75,000
Commercial paper (c)	—	2021	N/A		122,000	218,000
U.S. dollar borrowings
Senior unsecured notes (d)	3.46%	2022-2047		$1,700,000	1,688,390	1,219,579
Senior unsecured utility notes (e)	6.34%	2023-2035		$142,000	157,212	233,686
Senior secured utility bonds (f)	4.71%	2026-2044		$556,229	561,494	672,337
Canadian dollar borrowings
Senior unsecured notes (g)	4.28%	2021-2050	C$	1,150,669	899,710	728,679
Senior secured project notes	10.21%	2027	C$	25,882	20,315	21,961
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds (h)	4.29%	2028-2040	CLF 1,868		92,183	—
					$3,917,149	$3,310,819
Subordinated U.S. dollar borrowings
Subordinated unsecured notes (i)	6.50%	2078-2079		$637,500	621,321	621,049
					$4,538,470	$3,931,868
Less: current portion					(139,874)	(225,013)
					$4,398,596	$3,706,855
Short-term obligations of $194,478 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis.  Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Recent financing activities:
(a)            Senior unsecured revolving credit facilities
On November 8, 2020 in connection with the acquisition of Ascendant (note 3(a)), the Company assumed $62,654 of debt outstanding under its revolving credit facility that matures on June 30, 2021.
On February 24, 2020, the Renewable Energy Group increased its uncommitted letter of credit facility to $350,000 and extended the maturity to June 30, 2021.
On July 12, 2019, the Company entered into a new $500,000 senior unsecured revolving bank credit facility that matures July 12, 2024. The interest rate is equal to the bankers' acceptance or LIBOR plus a credit spread.

104 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
9.	Long-term debt (continued)
Recent financing activities (continued):
(a)	Senior unsecured revolving credit facilities (continued)
Given the uncertainty caused by the COVID-19 pandemic, the Company secured, in the second quarter of 2020, additional liquidity as an additional margin of safety intended to ensure the Company could continue to move forward with its 2020 capital expenditure program and committed acquisitions independent of the state of the capital markets. The additional liquidity was in the form of three new senior unsecured delayed draw non-revolving credit facilities for a total of $1,600,000 maturing in April 2021. On October 5, 2020, these facilities were replaced with two new syndicated revolving credit facilities for a total of $1,600,000 maturing December 31, 2021.
(b)	Senior unsecured bank credit facilities
On November 8, 2020, in connection with the acquisition of Ascendant (note 3(a)), the Company assumed $97,029 of debt outstanding under two term loan facilities that mature on June 29, 2023 and  December 26, 2031. Amounts of $4,655 were repaid under these two facilities prior to December 31, 2020.
On October 13, 2020, in connection with the acquisition of ESSAL (note 3(b)), the Company assumed $55,786 (CLP 44,408,558) of debt outstanding under seven credit facilities that mature between March 29, 2021 and November 18, 2022. Amounts of $2,474 (CLP 1,759,423) were repaid under these facilities prior to December 31, 2020.
On June 27, 2019, the Regulated Services Group extended the maturity of its C$135,000 term loan to July 6, 2020. Upon maturity, the term loan was fully repaid.
(c)	Commercial paper
On July 1, 2019, the Regulated Services Group established a new $500,000 commercial paper program. The amounts drawn at any time under this program may have maturities up to 270 days from the date of issuance and are expected to be replaced with new commercial paper upon maturity. This program is backstopped by the Regulated Services Group's revolving bank credit facility.
(d)	Senior unsecured notes
On September 23, 2020, the Regulated Services Group's debt financing entity issued $600,000 senior unsecured notes bearing interest at 2.05% with a maturity date of September 15, 2030.
On July 31, 2020, the Company repaid, upon its maturity, a $25,000 unsecured note. On April 30, 2020, the Company repaid, upon its maturity, a $100,000 unsecured note.
(e)	Senior unsecured utility notes
During 2020, the Regulated Services Group repaid two utility notes upon their maturities in the amount of $45,000 and $30,000.
(f)	Senior secured utility bonds
On February 15, 2020 and June 1, 2020, the Company repaid, upon its maturity, a $6,500 and a  $100,000 secured utility bond, respectively.
(g)	Canadian dollar senior unsecured notes
On February 14, 2020, the Regulated Services Group issued C$200,000 senior unsecured debentures bearing interest at 3.315% with a maturity date of February 14, 2050. The debentures are redeemable at the option of the Company at a price based on a make-whole provision.
On January 29, 2019, the Renewable Energy Group issued C$300,000 senior unsecured notes bearing interest at 4.60% with a maturity date of January 29, 2029. Concurrent with the financing, the Renewable Energy Group unwound and settled the related forward-starting interest rate swap on a notional bond of C$135,000 (note 24(b)(ii)).

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 105

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Long-term debt (continued)
Recent financing activities (continued)
(h)            Chilean Unidad de Fomento senior unsecured bonds
On October 13, 2020, in connection with the acquisition of ESSAL (note 3(b)), the Company assumed two senior unsecured bonds (series B and series C) of $82,320 (CLF 1,926). The series B bonds bear interest at 6% and mature on June 1, 2028 while the series C bonds bear interest at 2.8% and mature on October 15, 2040. In December 2020, the Company repaid $1,550 (CLF 58) of obligations under the series B bonds.
(i)            Subordinated unsecured notes
In 2019, the Company issued $350,000 unsecured, 6.20% fixed-to-floating subordinated notes ("subordinated notes") maturing on July 1, 2079. Concurrent with the offering, the Company entered into   cross-currency swap to convert the U.S. dollar denominated coupon and principal payments from the offering into Canadian dollars. Beginning on July 1, 2024, and on every quarter thereafter that the subordinated notes are outstanding (the "interest reset date") until July 1, 2029, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 4.01%, payable in arrears. In September 2019, the Company entered into forward-starting interest rate swaps to convert its variable interest rate to fixed for the period of July 1, 2024 to July 1, 2029 (note 24(b)(ii)). Beginning on July 1, 2029, and on every interest reset date until July 1, 2049, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 4.26%, payable in arrears. Beginning on July 1, 2049, and on every interest reset date until July 1, 2079, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 5.01%, payable in arrears. The Company may elect, at its sole option, to defer the interest payable on the subordinated notes on one or more occasions for up to five consecutive years. Deferred interest will accrue, compounding on each subsequent interest payment date, until paid. Additionally, on or after July 1, 2024, the Company may, at its option, redeem the subordinated notes, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest.
As of December 31, 2020, the Company had accrued $50,486 in interest expense (2019 - $44,229). Interest expense on the long-term debt, net of capitalized interest, in 2020 was $175,358 (2019 - $175,664).
Principal payments due in the next five years and thereafter are as follows:
2021	2022	2023	2024	2025	Thereafter	Total
$334,352	$422,609	$111,427	$240,151	$45,451	$3,380,045	$4,534,035

10.	Pension and other post-employment benefits
The Company provides defined contribution pension plans to substantially all of its employees. The Company’s contributions for 2020 were $9,672 (2019 - $8,798).
In conjunction with the utility acquisitions, the Company assumes defined benefit pension, SERP and OPEB plans for qualifying employees in the related acquired businesses. The legacy plans are non-contributory defined pension plans covering substantially all employees of the acquired businesses. Benefits are based on each employee’s years of service and compensation. The Company also provides a defined benefit cash balance pension plan covering substantially all its new employees and current employees at its U.S. water utilities, under which employees are credited with a percentage of base pay plus a prescribed interest rate credit. The OPEB plans provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must cover a portion of the cost of their coverage.

106 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)
(a)	Net pension and OPEB obligation
The following table sets forth the projected benefit obligations, fair value of plan assets, and funded status of the Company’s plans as of December 31:
	Pension benefits		OPEB
	2020	2019	2020	2019
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$564,970	$484,707	$219,217	$168,325
Projected benefit obligation assumed from business combination	195,231	20,196	44,950	11,646
Modifications to plans	(191)	(7,705)	—	—
Service cost	15,450	12,351	6,175	4,587
Interest cost	19,281	20,222	7,695	7,575
Actuarial loss	76,618	65,443	34,507	33,605
Contributions from retirees	171	—	2,037	1,913
Medicare Part D	—	—	377	414
Benefits paid	(37,020)	(30,244)	(8,434)	(8,848)
Foreign exchange	403	—	—	—
Projected benefit obligation, end of year	$834,913	$564,970	$306,524	$219,217
Change in plan assets
Fair value of plan assets, beginning of year	407,074	339,099	158,873	115,542
Plan assets acquired in business combination	179,600	8,004	—	15,688
Actual return on plan assets	52,876	68,025	21,219	25,464
Employer contributions	26,099	22,190	2,583	8,628
Contributions from retirees	171	—	1,998	1,913
Medicare Part D subsidy receipts	—	—	377	414
Benefits paid	(37,020)	(30,244)	(8,434)	(8,776)
Foreign exchange	357	—	—	—
Fair value of plan assets, end of year	$629,157	$407,074	$176,616	$158,873
Unfunded status	$(205,756)	$(157,896)	$(129,908)	$(60,344)
Amounts recognized in the consolidated balance sheets consist of:
Non-current assets (note 11)	488	—	10,174	8,437
Current liabilities	(1,989)	(1,415)	(2,835)	(1,168)
Non-current liabilities	(204,255)	(156,481)	(137,247)	(67,613)
Net amount recognized	$(205,756)	$(157,896)	$(129,908)	$(60,344)
The accumulated benefit obligation for the pension plans was $1,080,685 and $526,517 as of December 31, 2020 and 2019, respectively.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 107

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.	Pension and other post-employment benefits (continued)
(a)	Net pension and OPEB obligation (continued)
Information for pension and OPEB plans with an accumulated benefit obligation in excess of plan assets:
	Pension		OPEB
	2020	2019	2020	2019
Accumulated benefit obligation	$727,981	$504,403	$288,594	$202,422
Fair value of plan assets	$578,143	$407,074	$148,496	$133,711
Information for pension and OPEB plans with a projected benefit obligation in excess of plan assets:
	Pension		OPEB
	2020	2019	2020	2019
Projected benefit obligation	$833,846	$564,971	$288,594	$202,422
Fair value of plan assets	$627,601	$407,074	$148,496	$133,711
In 2019, the Company merged the Empire pension plan into the Company's cash balance plan and defined benefit plans, and changed benefits for certain Empire participants. The total impact of these plan amendments resulted in a decrease to the projected benefit obligation of $7,798, which was recorded as a prior service credit in OCI.
(b)	Pension and post-employment actuarial changes
Change in AOCI (before tax)	Pension		OPEB
	Actuarial losses (gains)	Past service gains	Actuarial losses (gains)	Past service gains
Balance, January 1, 2019	$34,257	$(6,221)	$(13,888)	$(208)
Additions to AOCI	17,905	(7,705)	14,871	—
Amortization in current period	(3,530)	784	409	208
Reclassification to regulatory accounts	(10,122)	6,962	(10,538)	—
Balance, December 31, 2019	$38,510	$(6,180)	$(9,146)	$—
Additions to AOCI	50,026	(191)	22,036	—
Amortization in current period	(5,430)	1,609	(509)	—
Reclassification to regulatory accounts	(25,875)	(544)	(16,680)	—
Balance, December 31, 2020	$57,231	$(5,306)	$(4,299)	$—
The movements in AOCI for Empire's and St. Lawrence Gas' pension and OPEB plans are reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery (note 7(b)).

108 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.	Pension and other post-employment benefits (continued)
(c)	Assumptions
Weighted average assumptions used to determine net benefit obligation for 2020 and 2019 were as follows:
	Pension benefits		OPEB
	2020	2019	2020	2019
Discount rate	2.49%	3.19%	2.58%	3.29%
Interest crediting rate (for cash balance plans)	4.15%	4.48%	N/A	N/A
Rate of compensation increase	4.00%	4.00%	N/A	N/A
Health care cost trend rate
Before age 65			6.00%	6.125%
Age 65 and after			6.00%	6.125%
Assumed ultimate medical inflation rate			4.75%	4.75%
Year in which ultimate rate is reached			2031	2031
The mortality assumption for December 31, 2020 uses the Pri-2012 mortality table and the projected generationally scale MP-2020, adjusted to reflect the ultimate improvement rates in the 2020 Social Security Administration intermediate assumptions for plans in the United States. The mortality assumption for the Bermuda plan as of December 31, 2020 uses the 2014 Canadian Pensioners' Mortality Table combined with mortality improvement scale CPM-B.
In selecting an assumed discount rate, the Company uses a modeling process that involves selecting a portfolio of high-quality corporate debt issuances (AA- or better) whose cash flows (via coupons or maturities) match the timing and amount of the Company’s expected future benefit payments. The Company considers the results of this modeling process, as well as overall rates of return on high-quality corporate bonds and changes in such rates over time, to determine its assumed discount rate.
The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations.
Weighted average assumptions used to determine net benefit cost for 2020 and 2019 were as follows:
	Pension benefits		OPEB
	2020	2019	2020	2019
Discount rate	3.19%	4.19%	3.29%	4.25%
Expected return on assets	6.85%	6.87%	5.57%	6.51%
Rate of compensation increase	3.96%	4.00%	N/A	N/A
Health care cost trend rate
Before Age 65			6.125%	6.25%
Age 65 and after			6.125%	6.25%
Assumed ultimate medical inflation rate			4.75%	4.75%
Year in which ultimate rate is reached			2031	2031

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 109

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.	Pension and other post-employment benefits (continued)
(d)	Benefit costs
The following table lists the components of net benefit cost for the pension and OPEB plans. Service cost is recorded as part of operating expenses and non-service costs are recorded as part of other net losses in the consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the consolidated statements of operations from the date of acquisition.
	Pension benefits		OPEB
	2020	2019	2020	2019
Service cost	$15,450	$12,351	$6,175	$4,587
Non-service costs
Interest cost	19,281	20,222	7,695	7,575
Expected return on plan assets	(26,285)	(20,485)	(8,748)	(6,725)
Amortization of net actuarial loss (gain)	5,430	3,530	509	(409)
Amortization of prior service credits	(1,609)	(784)	—	(208)
Amortization of regulatory accounts	16,272	12,082	1,527	2,534
	$13,089	$14,565	$983	$2,767
Net benefit cost	$28,539	$26,916	$7,158	$7,354
(e)	Plan assets
The Company’s investment strategy for its pension and post-employment plan assets is to maintain a diversified portfolio of assets with the primary goal of meeting long-term cash requirements as they become due.
The Company’s target asset allocation is as follows:
Asset class	Target (%)	Range (%)
Equity securities	47%	30% -100%
Debt securities	43%	20% - 60%
Other	10%	0% - 20%
	100%
The fair values of investments as of December 31, 2020, by asset category, are as follows:
Asset class	2020	Percentage
Equity securities	$479,506	59%
Debt securities	255,975	32%
Other	70,292	9%
	$805,773	100%
As of December 31, 2020, the funds do not hold any material investments in AQN.

110 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.	Pension and other post-employment benefits (continued)
(e)	Plan assets (continued)
All investments as of December 31, 2020 were valued using level 1 inputs except for $7,745 of institutional private equity investments using level 3 fair value measurement. These private equity funds invest in the private equity secondary market and in the credit markets.  These funds are not traded in the open market, and are valued based on the underlying securities within the funds. The underlying securities are valued at fair value by the fund managers by using securities exchange quotations, pricing services, obtaining broker-dealer quotations, reflecting valuations provided in the most recent financial reports, or at a good faith estimate using fair market value principles.
The following table summarizes the changes fair value of these level 3 assets as of December 31:
Level 3
Balance, January 1, 2020	$—
Contributions into funds	6,726
Unrealized gains	1,188
Distributions	(169)
Balance, December 31, 2020	$7,745
(f)	Cash flows
The Company expects to contribute $28,104 to its pension plans and $11,398 to its post-employment benefit plans in 2021.
The expected benefit payments over the next ten years are as follows:
	2021	2022	2023	2024	2025	2026—2030
Pension plan	$46,858	$44,993	$46,358	$47,028	$48,197	$241,151
OPEB	10,414	11,033	11,601	12,165	12,687	68,826

11.	Other assets
Other assets consist of the following:
	2020	2019
Restricted cash	$28,404	$24,787
OPEB plan assets (note 10(a))	10,662	8,437
Atlantica related prepaid amount	—	8,844
Long-term deposits	13,459	6,319
Income taxes recoverable	4,717	4,416
Deferred financing costs	6,774	5,477
Other	11,736	8,192
	$75,752	$66,472
Less: current portion	(7,266)	(7,764)
	$68,486	$58,708

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 111

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
12.	Other long-term liabilities
Other long-term liabilities consist of the following:
	2020	2019
Advances in aid of construction (a)	$79,864	$60,828
Environmental remediation obligation (b)	69,383	58,061
Asset retirement obligations (c)	79,968	53,879
Customer deposits (d)	31,939	31,946
Unamortized investment tax credits (e)	17,893	18,234
Deferred credits (f)	21,156	18,952
Preferred shares, Series C (g)	13,698	13,793
Hook up fees (h)	17,704	9,610
Lease liabilities (note 1(q))	14,288	9,695
Contingent development support obligations (i)	12,273	9,446
Note payable to related party (j)	30,493	—
Other	23,027	16,896
	$411,686	$301,340
Less: current portion	(72,505)	(57,939)
	$339,181	$243,401
(a)	Advances in aid of construction
The Company’s regulated utilities have various agreements with real estate development companies (the “developers”) conducting business within the Company’s utility service territories, whereby funds are advanced to the Company by the developers to assist with funding some or all of the costs of the  development.
In many instances, developer advances can be subject to refund, but the refund is non-interest bearing. Refunds of developer advances are made over periods generally ranging from 5 to 40 years. Advances not refunded within the prescribed period are usually not required to be repaid. After the prescribed period has lapsed, any remaining unpaid balance is transferred to contributions in aid of construction and recorded as an offsetting amount to the cost of property, plant and equipment. In 2020, $1,994 (2019 - $5,465) was transferred from advances in aid of construction to contributions in aid of construction.
(b)	Environmental remediation obligation
A number of the Company's regulated utilities were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historical operations of manufactured gas plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites.
With the acquisition of Ascendant on November 9, 2020 (note 3(a)), the Company assumed additional environmental remediation obligations with respect to the decommissioning and remediation of a power station. This remediation approach involves excavation, treatment and reuse, with most of the work expected to occur in 2023.
The Company estimates the remaining undiscounted, unescalated cost of the environmental cleanup activities will be $60,803 (2019 - $58,484), which at discount rates ranging from 0.8% to 3.4% represents the recorded accrual of $69,383 as of December 31, 2020 (2019 - $58,061). Approximately $43,995 is expected to be incurred over the next four years, with the balance of cash flows to be incurred over the following 31 years.

112 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

12.            Other long-term liabilities (continued)
(b)	Environmental remediation obligation (continued)
Changes in the environmental remediation obligation are as follows:
	2020	2019
Opening balance	$58,061	$55,621
Remediation activities	(5,130)	(1,678)
Accretion	436	1,065
Changes in cash flow estimates	3,828	981
Revision in assumptions	3,402	2,072
Obligation assumed from business acquisition	8,786	—
Closing balance	$69,383	$58,061
The Regulator for the New England gas system and Energy North gas system provide for the recovery of actual expenditures for site investigation and remediation over a period of 7 years and accordingly, as of December 31, 2020, the Company has reflected a regulatory asset of $87,308  (2019 - $82,300) for the MGP and related sites (note 7(d)).
(c)	Asset retirement obligations
Asset retirement obligations mainly relate to legal requirements to: (i) remove wind farm facilities upon termination of land leases; (ii) cut (disconnect from the distribution system), purge (cleanup of natural gas and polychlorinated biphenyls ("PCB") contaminants) and cap gas mains within the gas distribution and transmission system when mains are retired in place, or sections of gas main are removed from the pipeline system; (iii) clean and remove storage tanks containing waste oil and other waste contaminants; (iv) remove certain river water intake structures and equipment; (v) dispose of coal combustion residuals and PCB contaminants; (vi) remove asbestos upon major renovation or demolition of structures and facilities; and (vii) decommission and restore power generation engines and related facilities.
Changes in the asset retirement obligations are as follows:
	2020	2019
Opening balance	$53,879	$43,291
Obligation assumed from business acquisition and constructed projects	20,420	3,226
Retirement activities	(1,724)	(443)
Accretion	2,674	2,148
Change in cash flow estimates	4,719	5,657
Closing balance	$79,968	$53,879
As the cost of retirement of utility assets in the United States, liability accretion and asset depreciation expense are expected to be recovered through rates, a corresponding regulatory asset is recorded       (note 7(j)).
(d)	Customer deposits
Customer deposits result from the Company’s obligation by state regulators to collect a deposit from customers of its facilities under certain circumstances when services are connected. The deposits are refundable as allowed under the facilities’ regulatory agreement.
(e)	Unamortized investment tax credits
The unamortized investment tax credits were assumed in connection with the acquisition of Empire. The investment tax credits are associated with an investment made in a generating station. The credits are being amortized over the life of the generating station.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 113

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

12.            Other long-term liabilities (continued)
(f)	Deferred credits
In 2019, the Company settled $29,100 of contingent consideration related to the Company's investment in Atlantica (note 8(a)), and recorded an additional $5,000 contingent consideration related to the Company's investment in the San Antonio Water System (note 8(d)).
(g)	Preferred shares, Series C
AQN has 100 redeemable Series C preferred shares issued and outstanding. The preferred shares are mandatorily redeemable in 2031 for C$53,400 per share and have a contractual cumulative cash dividend paid quarterly until the date of redemption based on a prescribed payment schedule indexed in proportion to the increase in CPI over the term of the shares. The Series C preferred shares are convertible into common shares at the option of the holder and the Company, at any time after May 20, 2031 and before June 19, 2031, at a conversion price of C$53,400  per share.
As these shares are mandatorily redeemable for cash, they are classified as liabilities in the consolidated financial statements. The Series C preferred shares are accounted for under the effective interest method, resulting in accretion of interest expense over the term of the shares.  Dividend payments are recorded as a reduction of the Series C preferred share carrying value.
Estimated dividend payments due in the next five years and dividend and redemption payments thereafter are as follows:
2021	$1,075
2022	1,097
2023	1,324
2024	1,536
2025	1,552
Thereafter to 2031	7,693
Redemption amount	4,195
$18,472
Less: amounts representing interest	(4,774)
$13,698
Less current portion	(1,075)
$12,623
(h)	Hook up fees
Hook up fees result from the collection from customers of funds for installation and connection to the utility's infrastructure. The fees are refundable as allowed under the facilities’ regulatory agreement.
(i)	Contingent development support obligations
The Company provides credit support necessary for the continued development and construction of its equity investees' wind and solar power electric development projects and infrastructure development projects. The contingent development support obligations represent the fair value of the support provided (note 8(e)).
(j)	Note payable to related party
In 2020, a subsidiary of the Company made a tax equity investment into Altavista Solar Subco, LLC, an equity investee of the Company and indirect owner of the Altavista Solar Project (note 8(e)).  Following the closing of the construction financing facility for the Altatvista Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note payable to Altavista  Solar Subco, LLC. The promissory note bears an interest rate of 0.675%, compounded annually and has a maturity date of March 31, 2021.

114 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
13.	Shareholders’ capital
(a)	Common shares
Number of common shares
	2020	2019
Common shares, beginning of year	524,223,323	488,851,433
Public offering	66,130,063	28,009,341
Dividend reinvestment plan	5,217,071	6,068,465
Exercise of share-based awards (b)	1,565,537	1,274,655
Conversion of convertible debenture	6,225	19,429
Common shares, end of year	597,142,219	524,223,323
Authorized
AQN is authorized to issue an unlimited number of common shares.  The holders of the common shares are entitled to dividends if, as and when declared by the Board of Directors (the “Board”); to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of AQN to receive pro rata the remaining property and assets of AQN, subject to the rights of any shares having priority over the common shares.
The Company has a shareholders’ rights plan (the “Rights Plan”), which expires in 2022. Under the Rights Plan, one right is issued with each issued share of the Company.  The rights remain attached to the shares and are not exercisable or separable unless one or more certain specified events occur.  If a person or group acting in concert acquires 20 percent or more of the outstanding shares (subject to certain exceptions) of the Company, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase shares at a 50 percent discount from the then-current market price. The rights provided under the Rights Plan are not triggered by any person making a “Permitted Bid”, as defined in the Rights Plan.
(i)	Public offering
On July 17, 2020, AQN issued 57,465,500 common shares at $12.60 (C$17.10) per share pursuant to agreements with a syndicate of underwriters and an institutional investor for gross proceeds of $723,926 (C$982,660) before issuance costs of $25,268 (C$34,299). Forward contracts were used to manage the Canadian dollar risk (note 24(b)(iv)).
In October 2019, AQN issued 26,252,542 common shares at $13.50 per share pursuant to a public offering for proceeds of $354,409 before issuance costs of $14,418.
(ii)	At-the-market equity program
AQN has established an at-the-market equity program (“ATM program”) that allows the Company to issue up to $500,000 of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. During the year ended December 31, 2020, the Company issued 8,664,563 common shares under the ATM program at an average price of $13.92 per common share for gross proceeds of $120,634 ($119,126 net of commissions). Other related costs, primarily related to the re-establishment of the ATM program, were $1,346.
Since the initial launch of the ATM program in February 2019, the Company has issued an aggregate of 10,421,362 common shares under the ATM program at an average price of $13.69 per share for gross proceeds of $142,668 ($140,885 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishment of the ATM program, were $3,413.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 115

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)
(a)	Common shares (continued)
(iii)	Dividend reinvestment plan
The Company has a common shareholder dividend reinvestment plan, which provides an opportunity for shareholders to reinvest dividends for the purpose of purchasing common shares.  Additional common shares acquired through the reinvestment of cash dividends are purchased in the open market or are issued by AQN at a discount of up to 5% from the average market price, all as determined by the Company from time to time. Subsequent to year-end, AQN issued an additional 1,403,635 common shares under the dividend reinvestment plan.
(b)	Preferred shares
AQN is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.
The Company has the following Series A and Series D preferred shares issued and outstanding as at December 31, 2020 and 2019:
Preferred shares	Number of shares	Price per share		Carrying amount C$		Carrying amount $
Series A	4,800,000	C$	25	C$	116,546	$100,463
Series D	4,000,000	C$	25	C$	97,259	$83,836
						$184,299
The holders of Series A preferred shares are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board. The dividend for each year up to, but excluding,              December 31, 2023 will be an annual amount of C$1.2905 per share. The Series A dividend rate will reset on December 31, 2023 and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 2.94%. The Series A preferred shares are redeemable at C$25 per share at the option of the Company on December 31, 2023 and every fifth year thereafter.
The holders of Series D preferred shares are entitled to receive fixed cumulative preferential dividends as and when declared by the Board at an annual amount of C$1.25 per share for each year up to, but excluding, March 31, 2019.  The dividend for the five-year period from and including March 31, 2019 to, but excluding, March 31, 2024 will be C$1.2728. The Series D dividend will reset on March 31, 2024 and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The Series D preferred shares are redeemable at C$25 per share at the option of the Company on March 31, 2024 and every fifth year thereafter. The holders of Series D preferred shares had the right to convert their shares into cumulative floating rate preferred shares, Series E, subject to certain conditions, on March 31, 2019, respectively, and every fifth year thereafter. None of the Series B preferred shares were converted on March 31, 2019.
The Company has 100 redeemable Series C preferred shares issued and outstanding. The mandatorily redeemable Series C preferred shares are recorded as a liability on the consolidated balance sheets as they are mandatorily redeemable for cash (note 12(g)).
(c)	Share-based compensation
For the year ended December 31, 2020, AQN recorded $24,637 (2019 - $11,042) in total share-based compensation expense as follows:
	2020	2019
Share options	$1,743	$1,288
Director deferred share units	870	798
Employee share purchase	511	322
Performance and restricted share units	21,513	8,634
Total share-based compensation	$24,637	$11,042
116 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
13.	Shareholders’ capital (continued)
(c)	Share-based compensation (continued)
The compensation expense is recorded with payroll expenses in the consolidated statements of operations, except for $12,639 related to management succession and executive retirement expenses discussed below, which was recorded in other net losses (note 19(b)) for the year ended December 31, 2020. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of December 31, 2020, total unrecognized compensation costs related to non-vested share-based awards was $12,063 and is expected to be recognized over a period of 1.71 years.
(i)	Management succession and executive retirements
The Company had announced succession plans for the role of Chief Executive Officer (“CEO”) and the retirements of the Chief Financial Officer (“CFO”) and Vice Chair who retired on July 17, 2020, September 18, 2020, and November 30, 2020, respectively (collectively, the "retiring executives").
Retirement RSUs were granted to the retiring executives. The retirement RSUs vested on each executive’s respective retirement date and settle at various times between the first and fifth anniversary of the day of grant. The compensation cost is recorded over the period from the effective date of the retirement agreement to the retirement date.  For the year ended December 31, 2020, the Company recorded compensation cost of $5,466 in other net losses (note 19(b)).
All unvested PSUs held by the retiring executive will remain outstanding. All options held by the executive will continue to vest and be exercisable as if the executive were still employed until such options otherwise expire in accordance with their terms and conditions. The fair value of these PSUs and options is being recognized over their vesting period. As a result of the retirement agreement, the recognition of the compensation cost is accelerated and recorded over the period from the effective date of the retirement agreement to the retirement date. For the year ended December 31, 2020, the Company recorded accelerated compensation expense of $4,591 in other net losses (note 19(b)).
For the year ended December 31, 2020, the Company recorded other succession and retirement expense of $2,582 in other net losses (note 19(b)).
(ii)	Share option plan
The Company’s share option plan (the “Plan”) permits the grant of share options to officers, directors, employees and selected service providers.  The aggregate number of shares that may be reserved for issuance under the Plan must not exceed 8% of the number of shares outstanding at the time the options are granted.
The number of shares subject to each option, the option price, the expiration date, the vesting and other terms and conditions relating to each option shall be determined by the Board (or the compensation committee of the Board (“Compensation Committee”)) from time to time.  Dividends on the underlying shares do not accumulate during the vesting period. Option holders may elect to surrender any portion of the vested options that is then exercisable in exchange for the “In-the-Money Amount”. In accordance with the Plan, the “In-The-Money Amount” represents the excess, if any, of the market price of a share at such time over the option price, in each case such “In-the-Money Amount” being payable by the Company in cash or shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards.
The Compensation Committee may accelerate the vesting of the unvested options then held by the optionee at the Compensation Committee's discretion. In the event that the Company restates its financial results, any unpaid or unexercised options may be cancelled at the discretion of the Compensation Committee in accordance with the terms of the Company's clawback policy.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 117

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
13.	Shareholders’ capital (continued)
(c)	Share-based compensation (continued)
(ii)	Share option plan (continued)
The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The risk-free interest rate is based on the zero-coupon Canada Government bond with a similar term to the expected life of the options at the grant date. Expected volatility was estimated based on the historical volatility of the Company’s shares.  The expected life was based on experience to date. The dividend yield rate was based upon recent historical dividends paid on AQN shares.
The following assumptions were used in determining the fair value of share options granted:
	2020		2019
Risk-free interest rate	1.2%		1.9%
Expected volatility	24%		20%
Expected dividend yield	4.1%		4.3%
Expected life	5.50 years		5.50 years
Weighted average grant date fair value per option	C$	2.72	C$	1.66

Share option activity during the years is as follows:
	Number of awards	Weighted average exercise price		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2019	6,292,642	C$	11.61	5.75	C$	13,342
Granted	1,113,775	14.96		8.00	—
Exercised	(3,882,505)	11.23		4.45	6,225
Balance, December 31, 2019	3,523,912	C$	13.09	5.87	C$	18,609
Granted	999,962	16.78		7.27	—
Exercised	(2,386,275)	12.52		5.16	18,465
Forfeited	(27,151)	14.96		—	—
Balance, December 31, 2020	2,110,448	C$	15.45	6.55	C$	11,604
Exercisable, December 31, 2020	1,710,662	C$	15.22	6.44	C$	9,798
(iii)	Employee share purchase plan
Under the Company’s ESPP, eligible employees may have a portion of their earnings withheld to be used to purchase the Company’s common shares. The Company will match 20% of the employee contribution amount for the first five thousand dollars per employee contributed annually and 10% of the employee contribution amount for contributions over five thousand dollars up to ten thousand dollars annually. Common shares purchased through the Company match portion shall not be eligible for sale by the participant for a period of one year following the purchase date on which such shares were acquired.  At the Company’s option, the common shares may be (i) issued to participants from treasury at the average share price or (ii) acquired on behalf of participants by purchases through the facilities of the TSX or NYSE by an independent broker. The aggregate number of common shares reserved for issuance from treasury by AQN under the ESPP shall not exceed 4,000,000 common shares.

118 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)
(c)	Share-based compensation (continued)
(iii)	Employee share purchase plan (continued)
The Company uses the fair value based method to measure the compensation expense related to the Company’s contribution. For the year ended December 31, 2020, a total of 302,727 common shares (2019 - 253,538) were issued to employees under the ESPP.
(iv)	Director's deferred share units
Under the Company’s deferred share unit plan, non-employee directors of the Company may elect annually to receive all or any portion of their compensation in DSUs in lieu of cash compensation. Directors’ fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one of the Company’s common shares. Dividends accumulate in the DSU account and are converted to DSUs based on the market value of the shares on that date. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the Board. The DSUs provide for settlement in cash or shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards. As of December 31, 2020, 544,493 (2019 - 460,418) DSUs were outstanding pursuant to the election of the directors to defer a percentage of their director’s fee in the form of DSUs. The aggregate number of common shares reserved for issuance from treasury by AQN under the DSU plan shall not exceed 1,000,000 common shares.
(v)	Performance and restricted share units
The Company offers a PSU and RSU plan to its employees as part of the Company’s long-term incentive program. PSUs have been granted annually for three-year overlapping performance cycles. The PSUs vest at the end of the three-year cycle and will be calculated based on established performance criteria. At the end of the three-year performance periods, the number of common shares issued can range from 2.5% to 237% of the number of PSUs granted. RSU vesting conditions and dates vary by grant and are outlined in each award letter. RSUs are not subject to performance criteria. Dividends accumulating during the vesting period are converted to PSUs and RSUs based on the market value of the shares on that date and are recorded in equity as the dividends are declared. None of these PSUs or RSUs have voting rights. Any PSUs or RSUs not vested at the end of a performance period will expire. The PSUs and RSUs provide for settlement in cash or shares at the election of the Company.  As the Company does not expect to settle these instruments in cash, these units are accounted for as equity awards. The aggregate number of common shares reserved for issuance from treasury by AQN under the PSU and RSU Plan shall not exceed 7,000,000 common shares.
Compensation expense associated with PSUs is recognized rateably over the performance period. Achievement of the performance criteria is estimated at the consolidated balance sheet dates. Compensation cost recognized is adjusted to reflect the performance conditions estimated to date.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 119

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)
(c)	Share-based compensation (continued)
(v)	Performance and restricted share units (continued)
A summary of the PSUs and RSUs follows:
	Number of awards	Weighted average grant-date fair value		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2019	1,392,132	C$	12.75	1.60	C$	19,114
Granted, including dividends	1,471,442	14.69		2.00	16,302
Exercised	(344,340)	11.55		—	5,148
Forfeited	(107,191)	13.84		—	—
Balance, December 31, 2019	2,412,043	C$	14.00	1.86	C$	44,309
Granted, including dividends	1,313,171	19.31		2.00	24,966
Exercised	(968,470)	14.45		—	20,105
Forfeited	(35,537)	15.62		—	745
Balance, December 31, 2020	2,721,207	C$	16.58	0.93	C$	44,289
Exercisable, December 31, 2020	707,630	C$	12.70	—	C$	14,825
(vi)	Bonus deferral RSUs
Eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. These RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards. The RSUs granted are 100% vested and therefore, compensation expense associated with these RSUs is recognized immediately upon issuance.
During the year ended December, 31, 2020, 135,409 bonus deferral RSUs were granted to employees of the Company. In addition, the Company settled 13,778 bonus deferral RSUs in exchange for 6,401 common shares issued from treasury, and 7,377 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs.

120 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
14.	Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax:
	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post- employment actuarial changes	Total
Balance, January 1, 2019	$(74,189)	$64,333	$(9,529)	$(19,385)
Adoption of ASU 2017-12 on hedging	—	186	—	186
Other comprehensive income (loss)	4,267	19,177	(7,999)	15,445
Amounts reclassified from AOCI to the consolidated statement of operations	3,528	(8,597)	1,490	(3,579)
Net current period OCI	$7,795	$10,580	$(6,509)	$11,866
OCI attributable to the non-controlling interests	(2,428)	—	—	(2,428)
Net current period OCI attributable to shareholders of AQN	$5,367	$10,580	$(6,509)	$9,438
Balance, December 31, 2019	$(68,822)	$75,099	$(16,038)	$(9,761)
Other comprehensive income (loss)	25,643	(13,418)	(20,964)	(8,739)
Amounts reclassified from AOCI to the consolidated statement of operations	2,763	(10,864)	3,403	(4,698)
Net current period OCI	$28,406	$(24,282)	$(17,561)	$(13,437)
OCI attributable to the non-controlling interests	691	—	—	691
Net current period OCI attributable to shareholders of AQN	$29,097	$(24,282)	$(17,561)	$(12,746)
Balance, December 31, 2020	$(39,725)	$50,817	$(33,599)	$(22,507)
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss) while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs (note 24(b)).
15.	Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board.  The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:
	2020				2019
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$344,382		$0.6063		$277,835		$0.5512
Series A preferred shares	C$	6,194	C$	1.2905	C$	6,194	C$	1.2905
Series D preferred shares	C$	5,091	C$	1.2728	C$	5,068	C$	1.2671

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 121

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
16.	Related party transactions
(a)            Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during 2020, the Company charged its equity-method investees $25,829 (2019 - $16,248). Additionally, one of the equity-method investees provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the year, the development fees charged to the Company were $26,015 (2019 - $3,924).
In 2020, the Company issued a promissory note of $30,493 payable to Altavista, an equity investee of the Company (note 12(j)).
On December 30, 2019, the Company and a third party each contributed C$1,500 to the capital of a new joint venture, created for the purpose of investing in infrastructure opportunities. The Company sold its investment in Abengoa Water USA, LLC to the joint venture in exchange for a note receivable of $30,293 (note 8(d)). No gain or loss was recognized on the sale.  In 2019, AQN recorded interest income of $6,007, and a fair value loss of $6,007 on its investment in the joint venture.  On July 2, 2020, AQN acquired the third-party developer's 50% interest in the joint venture for C$1,581.
During 2019, the Company sold the Sugar Creek Wind Project to AAGES Sugar Creek in exchange for a note receivable of $21,107, subject to certain adjustments. No gain was recorded on deconsolidation of the Sugar Creek net assets. However, an amount of $15,765, or $11,412, net of tax, was reclassified from AOCI into earnings as a result of the discontinuation of hedge accounting on energy derivatives put in place early in the development of Sugar Creek. The novation and transfer of the derivative contract was subject to counterparty approval, which was received in the first quarter of 2020. Upon approval, the contract was transferred to AAGES Sugar Creek in exchange for a note receivable of $15,765            (note 24(b)(ii)).
During 2019, the Company entered into an enhanced cooperation agreement with Atlantica to, among other things, provide a framework for evaluating mutually advantageous transactions. For a period of one year from the date of the agreement, Atlantica had an exclusive right of first offer for interests in certain Renewable Energy assets. The right expired in 2020.
(b)            Redeemable non-controlling interest held by related party
On November 28, 2018, AAGES B.V., an equity investee of the Company, obtained a three-year secured credit facility in the amount of $306,500 and subscribed to a $305,000 preference share ownership interest in AY Holdings. The AAGES B.V. secured credit facility is collateralized through a pledge of  Atlantica shares held by AY Holdings. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica stock to eliminate the collateral shortfall. The AAGES B.V. secured credit facility is repayable on demand if Atlantica ceases to be a public company. AQN reflects the preference share ownership issued by AY Holdings as redeemable non-controlling interest held by related party. Redemption is not considered probable as at December 31, 2020. During the year ended December 31, 2020, the Company incurred non-controlling interest attributable to AAGES B.V. of $12,651 (2019 - $16,482) and recorded distributions of $12,198 (2019 - $18,241) (note 17).
(c)            Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in AIP, a consolidated subsidiary of the Company, acquired by AYES Canada in May 2019 for $96,752 (C$130,103) (note 8(c)). During the year ended December 31, 2020, the Company recorded distributions to AYES of $16,064 (2019 - $26,465).
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

122 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
17.	Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the years ended December 31 consists of the following:
	2020	2019
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$63,080	$55,963
Non-controlling interests - redeemable tax equity partnership units	6,955	9,006
Other net earnings attributable to:
Non-controlling interests	(2,749)	(2,553)
	$67,286	$62,416
Redeemable non-controlling interest, held by related party	(12,651)	(16,482)
Net effect of non-controlling interests	$54,635	$45,934
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements.  The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting as described in note 1(s).
Non-controlling interests
As of December 31, 2020, non-controlling interests of $399,487 (2019 - $457,834) include partnership units held by tax equity investors in certain U.S. wind power and solar generating facilities of $388,253 (2019 - $457,000) and other non-controlling interests of $11,234 (2019 - $834).
Non-controlling interest held by related party
Non-controlling interest was issued to AYES Canada in May 2019 for $96,752 (note 8(c)). The balance as of December 31, 2020 was $59,125 (2019 - $73,707).
Redeemable non-controlling interests
Non-controlling interests in subsidiaries that are redeemable upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity on the consolidated balance sheets. If the redemption is probable or currently redeemable, the Company records the instruments at their redemption value. Redemption is not considered probable as of December 31, 2020. Changes in redeemable non-controlling interests are as follows:
	Redeemable non-controlling interests held by related party		Redeemable non-controlling interests
	2020	2019	2020	2019
Opening balance	$305,863	$307,622	$25,913	$33,364
Net effect from operations	12,651	16,482	(6,955)	(9,006)
Contributions, net of costs	—	—	3,717	3,403
Dividends and distributions declared	(12,198)	(18,241)	(951)	(1,848)
Repurchase of non-controlling interest	—	—	(865)	—
Closing balance	$306,316	$305,863	$20,859	$25,913
The Turquoise Solar Facility, a 10 MWac solar generating facility located in Washoe County, Nevada, was placed in service on December 31, 2019.  The Class A partnership units are owned by a third-party tax equity investor who funded $3,403 in 2019 and final installments of $3,717 in 2020.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 123

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
18.	Income taxes
The provision for income taxes in the consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5% (2019 - 26.5%). The differences are as follows:
	2020	2019
Expected income tax expense at Canadian statutory rate	$209,989	$147,093
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(27,082)	(27,703)
Adjustments from investments carried at fair value	(87,058)	(60,730)
Non-controlling interests share of income	18,243	16,991
Non-deductible acquisition costs	3,223	2,500
Tax credits	(40,185)	(9,332)
Adjustment relating to prior periods	(4,228)	(1,240)
Amortization and settlement of excess deferred income tax	(12,392)	(2,554)
Other	4,073	5,092
Income tax expense	$64,583	$70,117

On April 8, 2020, the IRS issued final regulations with respect to rules regarding certain Hybrid arrangements as a result of U.S. Tax Reform. As a result of the final regulations, the Company has recorded a one-time income tax expense of $9,300 to reverse the benefit of the deductions taken in the prior year.
For the years ended December 31, 2020 and 2019, earnings before income taxes consist of the following:
	2020	2019
Canada (1)	$626,980	$351,908
U.S.	165,431	203,159
	$792,411	$555,067
(1) Inclusive of fair value gain (loss) on investments carried at fair value (note 8)

Income tax expense (recovery) attributable to income (loss) consists of:
	Current	Deferred	Total
Year ended December 31, 2020
Canada	$6,336	$61,440	$67,776
United States	(1,448)	(1,745)	(3,193)
	$4,888	$59,695	$64,583
Year ended December 31, 2019
Canada	$6,695	$17,607	$24,302
United States	9,736	36,079	45,815
	$16,431	$53,686	$70,117
124 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
18.	Income taxes (continued)
The tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2020 and 2019 are presented below:
	2020	2019
Deferred tax assets:
Non-capital loss, investment tax credits, currently non-deductible interest expenses, and financing costs	$531,353	$382,448
Pension and OPEB	66,826	54,113
Environmental obligation	16,145	15,541
Regulatory liabilities	168,054	160,200
Other	65,787	59,103
Total deferred income tax assets	$848,165	$671,405
Less: valuation allowance	(29,824)	(29,447)
Total deferred tax assets	$818,341	$641,958
Deferred tax liabilities:
Property, plant and equipment	$733,211	$707,185
Outside basis differentials	406,429	235,063
Regulatory accounts	212,937	145,852
Other	12,528	14,811
Total deferred tax liabilities	$1,365,105	$1,102,911
Net deferred tax liabilities	$(546,764)	$(460,953)
Consolidated balance sheets classification:
Deferred tax assets	$21,880	$30,585
Deferred tax liabilities	(568,644)	(491,538)
Net deferred tax liabilities	$(546,764)	$(460,953)
The valuation allowance for deferred tax assets as at December 31, 2020 was $29,824 (2019 - $29,447). The valuation allowance primarily relates to operating losses that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment.
As of December 31, 2020, the Company had non-capital losses carried forward and tax credits available to reduce future years' taxable income, which expire as follows:
Non-capital loss carryforward and credits	2021-2026	2027+	Total
Canada	$58	$552,506	$552,564
US	13,427	912,589	926,016
Total non-capital loss carryforward	$13,485	$1,465,095	$1,478,580
Tax credits	$3,624	$72,849	$76,473
The Company has provided for deferred income taxes for the estimated tax cost of distributed earnings of certain of its subsidiaries. Deferred income taxes have not been provided on approximately $504,149 of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings are indefinitely reinvested and should not give rise to additional tax liabilities. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 125

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
19.	Other net losses
Other net losses consist of the following:
	2020	2019
Acquisition and transition-related costs	$14,104	$11,609
Tax reform (a)	11,728	—
Management succession and executive retirement (b)	12,639	—
Other (c)	22,840	15,085
	$61,311	$26,694
(a)	Tax reform
As a result of the Tax Cuts and Jobs Act enacted in 2017, regulators in the states where the Regulated Services Group operates contemplated the rate making implications of federal tax rates from the legacy 35% tax rate and the new 21% federal statutory income tax rate effective January 2018. On July 1, 2020, the Company received an order from the Public Service Commission of the State of Missouri that requires Empire to refund to customers over five years the revenue requirement collected at the higher tax rate between January 1, 2018 and August 31, 2018 before new rates came into effect. Therefore, an accounting loss was recognized for $11,728 in 2020.
(b)	Management succession and executive retirement
The Company announced succession plans for the role of CEO, and the retirements of the CFO and Vice Chair. As part of the Retirement Agreements, the Company recorded $12,639, for the year ended December 31, 2020, of expenses in relation to these executives’ share-based compensation agreements (note 13(c)(i)).
(c)	Other
Other losses primarily consists of costs related to the condemnation of Liberty Utilities (Apple Valley Ranchos Water) Corp. (note 22(a)), write-downs of assets to align with regulatory reviews and certain costs related to the Granite Bridge Project which was a proposed natural gas pipeline to provides service to the Energy North Gas System. During the year, the Company decided to discontinue the Granite Bridge Project and to instead seek approval of a significantly less expensive contract for additional capacity on a mainline gas artery.  The Company is seeking recovery of all direct costs involved with pursuing the Granite Bridge Project. However, for GAAP purposes, an amount of $5,876 was expensed and will be recorded on the Company's balance sheet as a regulatory assets only following review by the regulator at the next general rate proceeding.
20.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding.  Diluted net earnings per share is computed using the weighted-average number of common shares, subscription receipts outstanding, additional shares issued subsequent to year-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the year and, if dilutive, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options and additional shares issued subsequent to year-end under the dividend reinvestment plan. The convertible debentures are convertible into common shares at any time prior to maturity or redemption by the Company. The shares issuable upon conversion of the convertible debentures are included in diluted earnings per share.

126 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Basic and diluted net earnings per share (continued)
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:
	2020	2019
Net earnings attributable to shareholders of AQN	$782,463	$530,884
Series A preferred shares dividend	4,611	4,666
Series D preferred shares dividend	3,790	3,820
Net earnings attributable to common shareholders of AQN – basic and diluted	$774,062	$522,398
Weighted average number of shares
Basic	559,633,275	499,910,876
Effect of dilutive securities	4,740,561	4,828,678
Diluted	564,373,836	504,739,554
The shares potentially issuable for the year ended December 31, 2020, as a result of 479,836 share options (2019 - 1,113,775) are excluded from this calculation as they are anti-dilutive.
21.	Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Chile and Bermuda; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units.  Dividend income from Atlantica and AYES Canada are included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 127

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Segmented information (continued)
	Year ended December 31, 2020
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,405,136	$270,398	$1,524	$1,677,058
Fuel, power and water purchased	384,363	16,645	—	401,008
Net revenue	1,020,773	253,753	1,524	1,276,050
Operating expenses	445,459	74,981	12	520,452
Administrative expenses	34,141	24,719	630	59,490
Depreciation and amortization	219,089	92,890	2,144	314,123
Gain on foreign exchange	—	—	(2,108)	(2,108)
Operating income	322,084	61,163	846	384,093
Interest expense	(99,161)	(52,656)	(30,117)	(181,934)
Income from long-term investments	7,753	96,652	560,266	664,671
Other	(40,128)	(6,537)	(27,754)	(74,419)
Earnings before income taxes	$190,548	$98,622	$503,241	$792,411
Property, plant and equipment	$5,757,532	$2,451,706	$32,600	$8,241,838
Investments carried at fair value	—	1,837,429	—	1,837,429
Equity-method investees	74,673	111,779	—	186,452
Total assets	8,528,172	4,589,521	106,213	13,223,906
Capital expenditures	$690,792	$80,746	$14,492	$786,030
(1) Renewable Energy Group revenue includes $28,586 related to net hedging gains from energy derivative contracts and availability credits for the year ended December 31, 2020 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $24,928 related to alternative revenue programs for the year ended December 31, 2020 that do not represent revenue recognized from contracts with customers.

128 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Segmented information (continued)
	Year ended December 31, 2019
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,368,411	$256,510	$1,471	$1,626,392
Fuel and power purchased	426,046	17,258	—	443,304
Net revenue	942,365	239,252	1,471	1,183,088
Operating expenses	397,092	74,676	221	471,989
Administrative expenses	36,667	19,366	769	56,802
Depreciation and amortization	194,766	88,557	981	284,304
Loss on foreign exchange	—	—	3,146	3,146
Operating income	313,840	56,653	(3,646)	366,847
Interest expense	(101,518)	(61,039)	(18,931)	(181,488)
Income from long-term investments	9,334	104,025	284,262	397,621
Other	(32,297)	15,951	(11,567)	(27,913)
Earnings before income taxes	$189,359	$115,590	$250,118	$555,067
Property, plant and equipment	$4,763,689	$2,444,382	$32,909	$7,240,980
Investments carried at fair value	27,072	1,267,075	—	1,294,147
Equity-method investees	29,827	52,284	—	82,111
Total assets	6,825,379	4,014,067	81,340	10,920,786
Capital expenditures	$478,936	$102,396	$—	$581,332
(1) Renewable Energy Group revenue includes $22,282 related to net hedging gains from energy derivative contracts for the year ended December 31, 2019 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $(4,405) related to alternative revenue programs for the year ended December 31, 2019 that do not represent revenue recognized from contracts with customers.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 129

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.	Segmented information (continued)
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:
	2020	2019
Revenue
United States	$1,475,087	$1,537,695
Canada	153,569	88,697
Other regions	48,402	—
	$1,677,058	$1,626,392
Property, plant and equipment
United States	$6,666,015	$6,488,964
Canada	884,195	752,016
Other regions	691,628	—
	$8,241,838	$7,240,980
Intangible assets
United States	$24,825	$23,821
Canada	23,123	23,795
Other regions	66,965	—
	$114,913	$47,616
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

130 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

22.            Commitments and contingencies
(a)	Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these consolidated financial statements.  Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against AQN and certain of its subsidiaries, initially claiming damages of not less than C$345,000 and punitive damages in the sum of C$25,000. On November 28, 2020, Gaia served the Company with an amended notice of arbitration to, among other things, lower the value of its damages claim to C$108,500 and lower the value of its punitive damages claim to C$10,000.  The action arises from Gaia’s 2010 sale, to a subsidiary of AQN, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets. The parties have agreed to arbitrate the dispute, with the evidentiary portion of the hearing having occurred during the week of February 22, 2021 and closing arguments scheduled for March 16 and 17, 2021. The likelihood of success in this lawsuit cannot be reasonably predicted; however, AQN intends to continue to vigorously defend it.
Condemnation expropriation proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp. is the subject of a condemnation lawsuit filed by the town of Apple Valley. A court will determine the necessity of the taking by Apple Valley and, if established, a jury will determine the fair market value of the assets being condemned. The evidentiary portion of the right-to-take condemnation trial finished on July 15, 2020 and a decision is expected from the Court in the first half of 2021. Any taking by government entities would legally require fair compensation to be paid; however, there is no assurance that the value received as a result of the condemnation will be sufficient to recover the Company's net book value of the utility assets taken.
Mountain View fire
On November 17, 2020, a wildfire now known as the Mountain View fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC. The cause of the fire is undetermined at this time, and CAL FIRE has not yet issued a report. To date, four lawsuits have been filed against subsidiaries of the Company in connection with the Mountain View fire. The likelihood of success in these lawsuits cannot be reasonably predicted; however, Liberty Utilities (CalPeco Electric) LLC intends to vigorously defend them.
(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 8, the following significant commitments exist as of December 31, 2020.
AQN has outstanding purchase commitments for power purchases, gas supply and service agreements, service agreements, capital project commitments and land easements.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 131

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

22.            Commitments and contingencies (continued)
(b)	Commitments (continued)
Detailed below are estimates of future commitments under these arrangements:
	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$45,083	$27,310	$26,178	$26,236	$26,472	$167,380	$318,659
Gas supply and service agreements (ii)	89,034	62,781	48,427	42,174	37,699	144,885	425,000
Service agreements	56,828	46,817	50,223	48,671	45,766	248,540	496,845
Capital projects	654,399	—	—	—	—	—	654,399
Land easements	6,747	6,783	6,874	6,958	7,036	194,995	229,393
Total	$852,091	$143,691	$131,702	$124,039	$116,973	$755,800	$2,124,296
(i)
Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of December 31, 2020. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

(ii)
Gas supply and service agreements: AQN’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

23.	Non-cash operating items
The changes in non-cash operating items consist of the following:
	2020	2019
Accounts receivable	$(52,778)	$(20,857)
Fuel and natural gas in storage	237	13,985
Supplies and consumables inventory	1,058	(6,028)
Income taxes recoverable	(3,440)	17,796
Prepaid expenses	(15,411)	(7,501)
Accounts payable	40,885	63,854
Accrued liabilities	(29,150)	8,872
Current income tax liability	3,818	(5,016)
Asset retirements and environmental obligations	3,562	(2,494)
Net regulatory assets and liabilities	(26,260)	(2,308)
	$(77,479)	$60,303

132 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments
(a)	Fair value of financial instruments
December 31, 2020	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,837,429	$1,837,429	$1,706,900	$20,015	$110,514
Development loans and other receivables	23,804	31,088	—	31,088	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	51,525	51,525	—	—	51,525
Energy contracts not designated as cash flow hedge	388	388	—	—	388
Commodity contracts for regulated operations	194	194	—	194	—
Total derivative instruments	52,107	52,107	—	194	51,913
Total financial assets	$1,913,340	$1,920,624	$1,706,900	$51,297	$162,427
Long-term debt	$4,538,470	$5,140,059	$2,316,586	$2,823,473	$—
Notes payable to related party	30,493	30,493	—	30,493	—
Convertible debentures	295	623	623	—	—
Preferred shares, Series C	13,698	15,565	—	15,565	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	5,597	5,597	—	—	5,597
Energy contracts not designated as a cash flow hedge	332	332	—	—	332
Cross-currency swap designated as a net investment hedge	84,543	84,543	—	84,543	—
Interest rate swaps designated as a hedge	19,324	19,324	—	19,324	—
Commodity contracts for regulated operations	614	614	—	614	—
Total derivative instruments	110,410	110,410	—	104,481	5,929
Total financial liabilities	$4,693,366	$5,297,150	$2,317,209	$2,974,012	$5,929

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 133

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
24.	Financial instruments (continued)
(a)	Fair value of financial instruments (continued)
December 31, 2019	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$1,294,147	$1,294,147	$1,178,581	$27,072	$88,494
Development loans and other receivables	37,050	37,984	—	37,984	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	65,304	65,304	—	—	65,304
Energy contracts not designated as a cash flow hedge	20,384	20,384	—	—	20,384
Commodity contracts for regulatory operations	16	16	—	16	—
Total derivative instruments	85,704	85,704	—	16	85,688
Total financial assets	$1,416,901	$1,417,835	$1,178,581	$65,072	$174,182
Long-term debt	$3,931,868	$4,284,068	$1,495,153	$2,788,915	$—
Convertible debentures	342	623	623	—	—
Preferred shares, Series C	13,793	15,120	—	15,120	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	789	789	—	—	789
Energy contracts not designated as a cash flow hedge	38	38	—	—	38
Cross-currency swap designated as a net investment hedge	81,765	81,765	—	81,765	—
Commodity contracts for regulated operations	2,072	2,072	—	2,072	—
Total derivative instruments	84,664	84,664	—	83,837	827
Total financial liabilities	$4,030,667	$4,384,475	$1,495,776	$2,887,872	$827
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of December 31, 2020 and 2019 due to the short-term maturity of these instruments.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.

134 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)
(a)	Fair value of financial instruments (continued)
The Company’s level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $13.64 to $98.05 with a weighted average of $22.96 as of December 31, 2020. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 24(b)(ii) and 24(b)(iv). The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.25% to 8.75% with a weighted average of 8.67%, and the expected volatility of Atlantica's share price ranging from 22% to 46% as of December 31, 2020. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement. The increase in value and volatility of the Atlantica shares during the year resulted in a significant increase in the fair value measurement.
(b)	Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”), associated with the above derivative contracts:
		2020
Financial contracts:	Swaps	1,830,852
	Options	479,692
	Forward contracts	1,500,000
		3,810,544
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises.  Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets.  Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 7(g)). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

Notes to the Consolidated Financial Statements – Algonquin 2020 annual report 135

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)
(b)	Derivative instruments (continued)
(i)	Commodity derivatives – regulated accounting (continued)
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts on the consolidated balance sheets:
	2020	2019
Regulatory assets:
Swap contracts	$228	$28
Option contracts	50	38
Forward contracts	$693	$1,830
Regulatory liabilities:
Swap contracts	$271	$743
Option contracts	$76	$—
(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and the Shady Oaks II development project by entering into the following long-term energy derivative contracts.
Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
2,479,234	December 2031	$23.50	NI HUB
642,280	December 2028	$34.02	PJM Western HUB
2,953,751	December 2027	$24.76	NI HUB
2,330,995	December 2027	$36.46	ERCOT North HUB
The Company provides energy requirements to various customers under contracts at fixed rates.  While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, AQN anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. The Company designated a contract with a notional quantity of 81,408 MW-hours, a price of $38.95 per MW-hr and expiring in February 2022 as a hedge to the price of energy purchases. The Company also mitigates the risk by using short-term financial forward energy purchase contracts. These short-term derivatives are not accounted for as hedges and changes in fair value are recorded in earnings as they occur (note 24(b)(iv)).
In November 2020, upon the acquisition of Ascendant (note 3(a)), the Company redesignated two interest rate swap contracts as cash flow hedges to mitigate the risk that LIBOR-based interest rates will increase over the life of Ascendant's term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its LIBOR interest rate expense on $87,627 and $8,875 to 3.28% and 3.02%, respectively, on its two term loan facilities.
In January 2019, the Company entered into a long-term energy derivative contract to reduce the price risk on the expected future sale of power generation at the Sugar Creek Wind Project. On September 30, 2019, the Company sold the derivative contract together with 100% of its ownership interest in Sugar Creek Wind Project to AAGES Sugar Creek Wind, LLC. The novation and transfer of the derivative contract was subject to counterparty approval, which was received in the first quarter of 2020. As a result, the hedge relationship for the Sugar Creek Wind Project energy derivative was discontinued in 2019. Amounts in AOCI of $15,765 and related tax were reclassified from AOCI into earnings in 2019.
In September 2019, the Company entered into a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes. The Company designated the entire notional amount of the three pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.

136 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)
(b)	Derivative instruments (continued)
(ii)	Cash flow hedges (continued)
The Company was party to a 10-year forward-starting interest rate swap  in order to reduce the interest rate risk related to the probable issuance of a 10-year C$135,000 bond. In 2019, the Company settled the forward-starting interest rate swap contract as it issued C$300,000 10-year senior unsecured notes with an interest rate of 4.60% (note 9(g)).
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:
	2020	2019
Effective portion of cash flow hedge	$(13,418)	$19,177
Amortization of cash flow hedge	(1,248)	(33)
Amounts reclassified from AOCI	(9,616)	(8,564)
OCI attributable to shareholders of AQN	$(24,282)	$10,580
The Company expects $8,624, $483 and $1,215 of unrealized gains currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, interest expense and derivative gains, respectively, within the next 12 months, as the underlying hedged transactions settle.
(iii)	Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. Effective January 1, 2020, the functional currency of AQN, the non-consolidated parent entity, changed from the Canadian dollar to the U.S. dollar based on a balance of facts, taking into consideration its operating, financing and investing activities. As a result of that entity's change of functional currency, changes were made to certain hedging relationships to mitigate the remaining Canadian dollar risk.
The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment.  A foreign currency loss of $656 for the year ended December 31, 2020 (2019 - $nil) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes, to effectively convert the $350,000 U.S. dollar denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency loss of $13,256 for the year ended December 31, 2020 (2019 - $nil) was recorded in OCI.

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Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)
(b)	Derivative instruments (continued)
(iii)	Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment.  A foreign currency loss of $3,581 for the year ended December 31, 2020 (2019 - gain of $35,277) was recorded in OCI.
The Company is party to C$650,000 cross currency swaps to effectively convert Canadian dollar debentures (note 9) into U.S. dollars. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment.  A gain of $18,875 for the year ended December 31, 2020 (2019 - gain of $15,946) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)	Other derivatives
Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
During the year, the Company executed on currency forward contracts to purchase in total $682,500 for approximately C$923,243 in order to manage the currency exposure to the Canadian dollar shares issuance (note 13(a)). A foreign currency gain of $2,363 was recorded as a result of the settlement.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

138 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)
(b)	Derivative instruments (continued)
(iv)	Other derivatives (continued)
The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:
	2020	2019
Change in unrealized gain (loss) on derivative financial instruments:
Energy derivative contracts	$(901)	$530
Currency forward contract	—	(904)
Total change in unrealized gain (loss) on derivative financial instruments	$(901)	$(374)
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	(1,145)	(227)
Currency forward contract	2,363	147
Total realized gain (loss) on derivative financial instruments	$1,218	$(80)
Gain (loss) on derivative financial instruments not accounted for as hedges	317	(454)
Amortization of AOCI gains frozen as a result of hedge dedesignation	3,009	15,810
	$3,326	$15,356
Amounts recognized in the consolidated statements of operations consist of:
Gain on derivative financial instruments	$964	$16,113
Gain (loss) on foreign exchange	2,362	(757)
	$3,326	$15,356
(c)	Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results.  The Company employs risk management strategies with a view of mitigating these risks to the extent possible on a cost effective basis.  Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk and liquidity risk, and how the Company manages those risks.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable, notes receivable and derivative instruments. The Company limits its exposure to credit risk with respect to cash equivalents by ensuring available cash is deposited with its senior lenders, all of which have a credit rating of A or better. The Company does not consider the risk associated with the  accounts receivable to be significant as 91% of revenue from power generation is earned from large utility customers having a credit rating of Baa2 or better by Moody's, or BBB or higher by S&P, or BBB or higher by DBRS. Revenue is generally invoiced and collected within 45 days.

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Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)
(c)	Risk management (continued)
Credit risk (continued)
The remaining revenue is primarily earned by the Regulated Services Group, which consists of water and wastewater, electric and gas utilities in the United States, Canada, Chile and Bermuda. In this regard, the credit risk related to Regulated Services Group accounts receivable balances of $266,225 is spread over thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers. In addition, most of the regulators of the Regulated Services Group allow for a reasonable bad debt expense to be incorporated in the rates and therefore recovered from rate payers.
As of December 31, 2020, the Company’s maximum exposure to credit risk for these financial instruments was as follows:
2020
Cash and cash equivalents and restricted cash	$130,018
Accounts receivable	355,151
Allowance for doubtful accounts	(29,506)
Notes receivable	23,804
$479,467
In addition, the Company continuously monitors the creditworthiness of the counterparties to its foreign exchange, interest rate, and energy derivative contracts and assesses each counterparty’s ability to perform on the transactions set forth in the contracts. The counterparties consist primarily of financial institutions. This concentration of counterparties may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to ensure, to the extent possible, that it will always have sufficient liquidity to meet liabilities when due. As of December 31, 2020, in addition to cash on hand of $101,614, the Company had $2,675,735 available to be drawn on its senior debt facilities. Each of the Company’s revolving credit facilities contain covenants that may limit amounts available to be drawn.
The Company’s liabilities mature as follows:
	Due less than 1 year	Due 2 to 3 years	Due 4 to 5 years	Due after 5 years	Total
Long-term debt obligations	$334,352	$821,535	$285,600	$3,092,544	$4,534,031
Interest on long-term debt	195,876	337,199	267,112	1,084,022	1,884,209
Purchase obligations	561,690	—	—	—	561,690
Environmental obligation	16,955	26,409	1,251	21,518	66,133
Advances in aid of construction	1,236	—	—	78,628	79,864
Derivative financial instruments:
Cross-currency swap	37,338	29,999	19,875	(2,670)	84,542
Interest rate swaps	2,725	4,346	4,369	7,885	19,325
Energy derivative and commodity contracts	1,917	(233)	919	3,940	6,543
Other obligations	79,219	6,601	5,232	125,209	216,261
Total obligations	$1,231,308	$1,225,856	$584,358	$4,411,076	$7,452,598

140 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

Contents
Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
25.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.
26.	Subsequent Event
Subsequent to year-end, in February 2021, the Company’s operations were impacted by extreme winter storm conditions experienced in Texas and parts of the central U.S. (the "Midwest Extreme Weather Event").
Despite the extreme weather conditions, the Regulated Services Group’s mid-west electric and gas systems performed well through the extreme conditions delivering new system peaks.  In line with other Southwest Power Pool utilities, limited and short lived load shedding was required to meet broader system requirements.  The Company incurred incremental commodity costs during a period of record pricing and elevated consumption.  The incremental commodity costs incurred by the Company are expected to be substantially recovered from customers over a timeframe to be agreed with its regulators.  However, the Company expects it will have sufficient liquidity to fund these costs in the interim.
The Midwest Extreme Weather Event caused ice and freezing conditions, which restricted electricity production at certain of the Renewable Energy Group’s Texas-based wind facilities.  The Company operates two facilities in Texas: the Senate Wind Facility in north-east Texas and the Maverick Creek Wind Facility in central Texas.  Starting in 2021, the Company also has a 51% interest in the Stella, Cranell and East Raymond Texas Coastal Wind Facilities.
The most significantly impacted facility was the Senate Wind Facility, which has a financial hedge in place that imposes an obligation to deliver energy.  Due to icing, the facility was unable to produce the required energy to satisfy the quantities required to be delivered under the hedge, and was required to settle in the market at elevated pricing.  The impacts to the Company's other Texas wind facilities were marginal.  The Maverick Creek Wind Facility has two unit contingent power purchase agreements and as a result was not negatively subjected to the elevated market pricing.  The Texas Coastal Wind Facilities experienced marginal impacts of the weather in aggregate.
The Company continues to assess the aggregate net impact of these unusual weather conditions on its business, operations, results and financial performance, with the ultimate impact being affected by a number of factors, including any government, regulatory or system operator action, and the outcomes of applicable disputes or proceedings.

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Notes

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144 Algonquin 2020 annual report - Notes to the Consolidated Financial Statements

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Algonquin leadership Directors Kenneth Moore, Chair of the Board, Managing Partner, NewPoint Capital Partners Inc. Christopher Ball, Executive Vice President, Corpfinance International Ltd. Arun Banskota,1 President & Chief Executive Officer, Algonquin Power & Utilities Corp.1 Chris Huskilson, Former President and CEO, Emera Inc. D. Randy Laney, Former Chairman of the Board, The Empire District Electric Company Carol Leaman,2 President & CEO, Axonify, Inc.2 Masheed Saidi, Former Executive Vice President and Chief Operating Officer, U.S. Transmission, National Grid USA Dilek Samil, Former Executive Vice President and Chief Operating Officer, NV Energy Melissa Stapleton Barnes, Senior VP, Enterprise Risk Management Chief Ethics and Compliance Officer, Eli Lilly and Company George Steeves, Principal, True North Energy 1. Mr. Banskota became a Director on July 17, 2020. 2. Ms. Leaman became a Director on March 30, 2021. The management group Arun Banskota, President & Chief Executive Officer1 Johnny Johnston, Chief Operating Officer Arthur Kacprzak, Chief Financial Officer2 Jeff Norman, Chief Development Officer Kirsten Olsen, Chief Human Resources Officer Mary Ellen Paravalos, Chief Compliance and Risk Officer Jennifer Tindale, Chief Legal Officer George Trisic, Chief Governance Officer and Corporate Secretary Algonquin leadership Directors Kenneth Moore, Chair of the Board, Managing Partner, NewPoint Capital Partners Inc. Christopher Ball, Executive Vice President, Corpfinance International Ltd. Arun Banskota,1 President & Chief Executive Officer, Algonquin Power & Utilities Corp.1 Chris Huskilson, Former President and CEO, Emera Inc. D. Randy Laney, Former Chairman of the Board, The Empire District Electric Company Carol Leaman,2 President & CEO, Axonify, Inc.2 Masheed Saidi, Former Executive Vice President and Chief Operating Officer, U.S. Transmission, National Grid USA Dilek Samil, Former Executive Vice President and Chief Operating Officer, NV Energy Melissa Stapleton Barnes, Senior VP, Enterprise Risk Management Chief Ethics and Compliance Officer, Eli Lilly and Company George Steeves, Principal, True North Energy 1. Mr. Banskota became a Director on July 17, 2020. 2. Ms. Leaman became a Director on March 30, 2021. 1. Mr. Banskota joined Algonquin as President on February 10, 2020, and following the retirement of Mr. Robertson was subsequently promoted to President and Chief Executive Officer on July 17, 2020. 2. Mr. Kacprzak was appointed Chief Financial Officer on September 18, 2020, following the retirement of Mr. Bronicheski. Corporate info Greater Toronto Headquarters: 354 Davis Road Oakville, Ontario L6J 2X1 Telephone: 905-465-4500 Fax: 905-465-4514 Website: www.AlgonquinPowerandUtilities.com Algonquin 2020 annual report 145

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Stay connected! Greater Toronto Headquarters: 354 Davis Road Oakville, Ontario L6J 2X1 905-465-4500 905-465-4514 AQN_Utilities www.linkedin.com/company/algonquin-power-&-utilities-corp www.AlgonquinPowerandUtilities.com